As filed with the Securities and Exchange Commission on July 16, 2003

Registration No. 333-106774

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACER INTERNATIONAL, INC.

(Exact name of registrant as specified in charter)

Tennessee	4731	62-0935669
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

2300 Clayton Road, Suite 1200

Concord, California 94520

(877) 917-2237

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald C. Orris

Chairman, President and Chief Executive Officer

5251 DTC Parkway, Suite 1000

Denver, Colorado 80111

(303) 694-5730

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

With copies to:

Dominick P. DeChiara	John A. Tripodoro
O’Melveny & Myers LLP	Cahill Gordon & Reindel LLP
30 Rockefeller Plaza	80 Pine Street
New York, New York 10112	New York, New York 10005
(212) 408-2400	(212) 701-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 16, 2003

6,991,398 Shares

Common Stock

The shares of common stock are being sold by the Selling Stockholders. We will not receive any of the proceeds from the shares of common stock sold by the Selling Stockholders.

Our common stock is listed on the Nasdaq Stock Market’s National Market under the symbol “PACR.” The last reported sale price on July 15, 2003 was $20.49 per share.

The underwriters have an option to purchase up to 699,141 additional shares from the Selling Stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about July     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Bear, Stearns & Co. Inc.

Deutsche Bank Securities

JPMorgan

UBS Investment Bank

BB&T Capital Markets

The date of this prospectus is         , 2003.

Vancouver
Bonners Ferry
Seattle
Auburn
Portland
Boise
Salt Lake City
Reno
Concord
Oakland
San Francisco
Stockton
Lathrop
Livermore
Hayward
Pasadena
Los Angeles
Long Beach
Riverside
San Diego
Calexico
Phoenix
Tucson
Hermosillo
El Paso
Albuquerque
Denver
Pueblo
North Platte
Grand Island
Kansas City
Springfield
Tulsa
Oklahoma City
Dallas
Ennis
Kilgore
San Antonio
Houston
Lake Charles
New Orleans
Laredo
Monterrey
Ramos Arzipe
Saltillo
San Luis Potosi
Silao
Queretaro
Tampico
Toluca
Mexico City
Minneapolis
West Bend
Milwaukee
Chicago
Grand Rapids
Indianapolis
St. Louis
Jonesboro
Memphis
Little Rock
Nashville
Birmingham
Enterprise
Mobile
Atlanta
Knoxville
Greensboro
Charlotte
Lincolnton
Charleston
Savannah
Jacksonville
Tampa
Miami
Clifford
Detroit
Toronto
Montreal
Cleveland
Dayton
Dublin
Columbus
Cincinnati
Youngstown
Pittsburgh
Harrisburg
Rutherford
Baltimore
Roanoke
Portsmouth
Norfolk
Buffalo
Syracuse
Rochester
Springfield
Exeter
Boston
Worcester
Putnam
New York
Kearny
Retail Freight and Logistics Services
Intermodal Marketing
Truck Brokerage and Services
International Freight Forwarding
Warehousing and Distribution
Retail Corporate Headquarters
Wholesale Rail Network
Pacer's Network
Rail Terminals
Wholesale Corporate Headquarters

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, “our company,” “Pacer International,” “we,” “us” and “our” refer to Pacer International, Inc. and its consolidated subsidiaries, and “Pacer Logistics” refers to our former subsidiary Pacer Logistics, Inc., which was merged into Pacer International, Inc. on June 1, 2003. References to our wholesale operations include our stacktrain operations and references to our retail operations include our intermodal marketing, truck brokerage and services, international freight forwarding, supply chain management services and warehousing and distribution.

This prospectus contains market data related to the transportation and logistics industries and their segments, including the third-party logistics market, and estimates regarding their size and growth. This market data has been included in reports published by organizations such as Standard & Poor’s (S&P), Cass Information Systems, the American Trucking Association (ATA), the Association of American Railroads and Armstrong & Associates. Except as otherwise noted, statements as to our size and position relative to our competitors are based on revenues.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Our Business

We are a leading North American non-asset based logistics provider. Within North America we are one of the largest intermodal marketing companies, which facilitate the movement of freight by trailer or container using two or more modes of transportation. With one of the largest ground-based networks in North America, we were responsible for more than 20% of all U.S. intermodal rail container shipments in 2002 and we purchase over $1 billion of rail transportation annually. Our business focuses on our core intermodal product, with intermodal sales representing 75% of our total revenues. According to Armstrong & Associates, total expenditures managed by third party logistics service providers in North America exceeded $65 billion in 2002 and grew at a compounded annual rate of approximately 14% between 1997 and 2002. We believe our size, geographic scope and comprehensive service offering provide us with distinct competitive advantages to capitalize on this growth trend. These advantages include: the ability to pass volume rate savings and economies of scale to our customers; a significant opportunity to cross-sell services to existing customers; the flexibility to tailor services to our customers’ needs in rapidly changing freight markets; and the ability to provide more reliable and consistent services. Using our proprietary information systems, we provide logistics services to numerous Fortune 500 and multi-national companies, including C.H. Robinson, Ford Motor Company, General Electric, Heinz, Sony, Union Pacific, Wal-Mart Stores, and Whirlpool, which together represented approximately 26% of our 2002 gross revenues, as well as numerous middle-market companies. We utilize a non-asset based strategy in which we seek to limit our investment in equipment and facilities and reduce working capital requirements through arrangements with transportation carriers and equipment providers. This strategy provides us with access to freight terminals and facilities and control over transportation-related equipment without owning assets.

We provide intermodal and other value-added logistics services from two operating segments, our wholesale segment, which provides services principally to transportation intermediaries and international shipping companies, and our retail segment, which provides services principally to end-user customers. We believe the unique combination of our wholesale and retail products and our ability to provide a comprehensive portfolio of services in rapidly changing freight markets provides us with competitive advantages by presenting significant opportunities for enhanced growth and operational synergies. For example, from 2000 to 2002, revenues generated by our wholesale segment that were originated by our retail segment increased from approximately $37 million to $109 million for a compound annual growth rate of 72%.

Wholesale

•	Intermodal Services—We are one of the largest non-railroad providers of intermodal rail service in North America. We provide our customers with single company access to a 50,000 mile rail network through long term operating agreements with our primary rail carriers, Union Pacific and CSX, and other operating arrangements with other railroads, including Canadian National Railroad and two railroads in Mexico. Using this network, we transport cargo containers stacked two high on specially designed railcars (stacktrain method), which provides economic advantages over traditional rail configurations. We provide our customers with rail capacity, equipment and shipment tracking on a nationwide basis and control one of the industry’s largest fleets of stacktrain equipment, including railcars, containers and chassis (steel frames with rubber tires, brakes and lights used to transport containers over the highway). We sell this service primarily to intermodal marketing companies, including our own intermodal marketing company, large automotive intermediaries and international shipping companies.

Retail

•	Intermodal Marketing—We arrange for and optimize the movement of our customers’ freight in containers and trailers utilizing truck and rail transportation. These services are provided both internally through our wholesale service and our truck brokerage and services division, and externally through third-party rail and truck carriers. We provide customized tracking of shipments and analysis of charges, negotiate transportation rates, consolidate billing and handle claims for freight loss or damage on behalf of our customers.

•	Truck Brokerage and Services—We arrange the movement of freight in containers or trailers by truck using a nationwide network of over 5,000 independent trucking contractors. By utilizing our aggregate volumes to negotiate rates, we are able to provide high quality service at attractive prices. We also arrange for local trucking and flatbed and specialized heavy-haul trucking services on behalf of our customers. We provide these specialized trucking services through independent agents and contractors who operate approximately 580 trucks equipped with van, flatbed and specialized trailers. Our local trucking services are largely provided in and around major U.S. cities as an integral part of our wholesale, intermodal marketing and warehousing and distribution product offerings. We provide these local trucking services through our independent agents and contractors who operate a fleet of approximately 700 trucks.

•	International Freight Forwarding—We provide our customers with services necessary to move freight internationally. We purchase cargo space from ocean vessels and, to a lesser extent, airlines on a wholesale basis for resale to our customers. We also track and trace shipments and provide customs brokerage services, including documentation preparation and calculation of duties and other charges for compliance with import and export regulations.

•	Supply Chain Management—We provide customized logistics services throughout our customers’ operations, from raw materials delivery through distribution of finished goods. We arrange for infrastructure and equipment, integrated with our customers’ existing systems, to handle distribution planning, just-in-time delivery and automated ordering. We also manage warehouses, distribution centers and other facilities for select customers and consult on identifying and eliminating bottlenecks in our customers’ supply chains by analyzing freight patterns and costs, optimizing facility locations, and developing internal policies and procedures. We leverage these capabilities to drive additional volume to our service offerings.

•	Warehousing and Distribution—We focus on providing customers with an integrated package of warehousing and freight handling services that is customized to their specific shipping patterns and inventory needs. Some of the more common freight handling services we provide include the transfer of freight from international containers to rail-based or truck containers (transloading) and repackaging merchandise from various shipments for distribution to multiple customer sites (consolidation/deconsolidation). We provide these services primarily on the West Coast where the majority of U.S. container freight originates.

For the three months ended April 4, 2003, we generated gross revenues of $395.9 million, net revenues of $94.5 million, net income of $7.4 million and EBITDA of $20.9 million. In 2002, we generated gross revenues of $1.6 billion, net revenues of $349.8 million, net income of $24.8 million and EBITDA of $84.2 million. For GAAP figures which we believe to be most directly comparable to EBITDA and a reconciliation of such GAAP figures and EBITDA, see Note (d) to “Summary Historical Financial Information” on page 7 and Note (g) to “Selected Financial Information” on page 22.

A critical component of our business is our management team, which has an average of 25 years of experience in the logistics industry. We believe their knowledge, relationships and experience provide us with a significant competitive advantage.

Business Strategy

We intend to increase our revenue and profitability by:

•	Capitalizing on Strong Logistics Industry Trends and Fundamentals

•	Leveraging Our Comprehensive Service Portfolio Across Our Existing Customer Base

•	Continuing to Drive Operational Efficiencies

•	Continuing Our Non-Asset Based Logistics Strategy

•	Pursuing Opportunities for Additional Growth through Expansion of Our Customer Base and Range of Products

Risk Factors

An investment in our common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 8 and the other information contained in this prospectus prior to making an investment decision regarding our common stock. In addition, reflecting principally the economic downturn since 2001, and particularly the cyclical slowdown in the automotive sector, our gross revenues decreased in 2002 as compared to 2001; however, due to a number of factors, including reduced costs, changes in our business mix, and an increase in higher margin services, our net revenues, income from operations, net income and net income per share increased in 2002 as compared to 2001. Like our competitors in the industry, we have also experienced equipment shortages in the past, particularly during the peak shipping seasons in October and November.

We commenced operations as an independent, stand-alone company upon our recapitalization on May 28, 1999. From 1984 until our 1999 recapitalization, we provided only wholesale intermodal services as a wholly-owned subsidiary of APL Limited. On the date of our recapitalization, we began providing retail and logistics services to customers through our acquisition of Pacer Logistics, at which Don Orris, our Chairman, President and Chief Executive Officer, and other members of our senior management team, were executive officers. As a result of the substantial change in our business resulting from the recapitalization and our acquisition of Pacer Logistics, our historical financial information prior to our recapitalization is not necessarily indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, independent entity providing wholesale transportation services during the periods presented.

Recent Developments

On June 10, 2003, we entered into a new senior credit facility. Initial borrowings under the senior credit facility were used to refinance outstanding indebtedness under the prior senior credit facility and was used to redeem $150.0 million (the entire principal amount outstanding) of our senior subordinated notes. Our new credit facility matures on June 10, 2010.

On July 10, 2003, we redeemed the entire $150 million outstanding principal amount of our senior subordinated notes due in 2007 at a redemption price equal to 105.875% of the outstanding principal amount, for a total redemption price of $158,812,500.00, plus interest of 11.75% on such notes up to the redemption date. For the second fiscal quarter of 2003, we will incur a one-time pre-tax charge of $11.9 million as a result of such redemption, consisting of $8.8 million of redemption premiums and $3.1 million of associated debt issuance costs.

Based on the variable interest rate of the new senior credit facility as of June 10, 2003, we estimate our pro forma annual interest expense will decrease by approximately $10 million as a result of the redemption of the senior subordinated notes.

Corporate Information

We were incorporated in Tennessee on November 4, 1974. Our principal executive offices are located at 2300 Clayton Road, Suite 1200, Concord, California 94520 and our telephone number is (877) 917-2237. Our website is located at www.pacer-international.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Common stock offered	6,991,398 shares, all being offered by the selling stockholders

Common stock to be outstanding after the offering	36,979,783 shares

Over-allotment option granted	699,141 shares

Use of proceeds	We will not receive any proceeds from the sale of our common stock in this offering.

Nasdaq National Market symbol	PACR

The number of shares to be outstanding after the offering excludes:

•	2,297,392 shares of common stock issuable upon the exercise of options outstanding as of June 6, 2003 under our stock option plans, at exercise prices ranging from $4.30 to $15.78 per share, with a weighted average exercise price of $9.83; and

•	1,306,647 shares of common stock reserved for future grant under our stock option plans.

Except as otherwise indicated in this prospectus, we have presented the information in this prospectus on the assumption that the underwriters do not exercise their over-allotment option.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table presents our summary historical financial information. The summary historical data as of December 27, 2002 and December 28, 2001, and for the three fiscal years ended December 27, 2002 have been derived from, and should be read in conjunction with, our audited financial statements and related notes appearing elsewhere in this prospectus. The summary historical data as of December 29, 2000 are derived from our prior years’ audited financial statements filed with the Securities and Exchange Commission.

The summary historical financial data as of and for the three months ended April 4, 2003 and April 5, 2002 have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of operating results for the full year.

The following information should be read in conjunction with “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Three Months Ended		Fiscal Year Ended
	April 4, 2003	April 5, 2002	December 27, 2002	December 28, 2001	December 29, 2000(a)
	(in millions, except share and per share data)
Statement of Operations Data:
Gross revenues	$395.9	$382.4	$1,608.2	$1,670.9	$1,281.3
Cost of purchased transportation and services	301.4	299.2	1,258.4	1,339.6	1,005.6

Net revenues	94.5	83.2	349.8	331.3	275.7
Direct operating expenses	29.5	27.8	106.7	101.7	90.4
Selling, general and administrative expenses	44.1	37.1	158.9	155.9	102.6
Depreciation and amortization	2.2	2.6	10.1	18.3	11.6
Merger and severance	—	—	—	0.4	7.7
Other	—	—	—	4.0	—

Income from operations	18.7	15.7	74.1	51.0	63.4
Income from operations margin(b)	19.8%	18.9%	21.2%	15.4%	23.0%
Net income (loss)	$7.4	$3.7	$24.8	$7.0	$14.8
Earnings (loss) per share:
Basic(c)	$0.20	$0.16	$0.81	$0.31	$0.68
Diluted(c)	$0.20	$0.13	$0.74	$0.27	$0.60
Weighted average common shares outstanding:
Basic	36,854,302	23,089,632	30,575,940	22,996,462	21,941,540
Diluted	37,551,452	28,374,252	33,373,752	28,287,952	27,586,726
Cash Flow Data:
Cash provided by operating activities	$14.9	$5.2	$28.7	$21.8	$1.2
Cash (used in) investing activities	(1.2)	(1.4)	(7.8)	(14.4)	(130.7)
Cash provided by (used in) financing activities	(13.7)	(3.8)	(20.9)	(7.4)	117.3
Other Financial Data:
EBITDA(d)	$20.9	$18.3	$84.2	$69.3	$75.0
EBITDA margin(b)	22.1%	22.0%	24.1%	20.9%	27.2%
Capital expenditures(e)	$1.3	$1.4	$8.7	$14.6	$5.5
Balance Sheet Data: (at end of period)
Working capital	$46.8	$20.6	$36.5	$20.1	$12.6
Total assets	601.6	614.2	618.4	632.9	658.4
Total debt including capital leases and current maturities	246.3	393.4	256.6	397.9	405.4
Minority interest—exchangeable preferred stock of subsidiary	—	25.7	—	25.7	25.0
Total stockholders’ equity	188.3	7.1	180.7	3.0	(2.9)

(a)	Includes the results of Conex Global Logistics Services, Inc., GTS Transportation Services, Inc., RFI Group, Inc. and Rail Van, Inc. since their dates of acquisition on January 13, 2000, August 31, 2000, October 31, 2000 and December 22, 2000, respectively.
(b)	EBITDA and income from operations margins are calculated as a percentage of net revenues.
(c)	For the fiscal year ended December 27, 2002, the pre-tax one-time charges of $0.8 million affected basic earnings per share by $0.02 and diluted earnings per share by $0.01. For the fiscal year ended December 28, 2001, the pre-tax one-time charges of $6.9 million affected basic earnings per share by $0.21, and diluted earnings per share by $0.17. For the fiscal year ended December 29, 2000, the pre-tax merger and severance charge of $7.7 million affected basic earnings per share by $0.20, and diluted earnings per share by $0.15.
(d)	EBITDA represents income before income taxes, interest expense, depreciation and amortization and minority interest (payment-in-kind dividends on Pacer Logistics’ 7.5% exchangeable preferred stock). EBITDA is presented because it is commonly used by investors to analyze and compare operating performance. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability. EBITDA is calculated from income from operations (which we believe to be the most directly comparable financial measure calculated in accordance with GAAP) as follows:

	Three Months Ended		Fiscal Year Ended
	April 4, 2003	April 5, 2002	December 27, 2002	December 28, 2001	December 29, 2000
	(in millions)
Income from operations	$18.7	$15.7	$74.1	$51.0	$63.4
Depreciation and amortization	2.2	2.6	10.1	18.3	11.6

	$20.9	$18.3	$84.2	$69.3	$75.0

EBITDA includes merger, severance and other one-time charges of $6.9 million for the fiscal year ended December 28, 2001, and merger and severance charges of $7.7 million for the fiscal year ended December 29, 2000.
(e)	Capital expenditures for the fiscal year ended December 27, 2002 included $4.3 million for the ongoing conversion from APL Limited’s computer systems to a stand-alone system for the wholesale segment and $2.0 million for the expansion of the Rail Van, Inc. computer systems. Capital expenditures for the fiscal year ended December 28, 2001 included $7.2 million for the conversion from APL Limited’s computer systems to a stand-alone system for the wholesale segment, $3.5 million for the expansion of the Rail Van, Inc. computer systems and $1.1 million for new offices associated with our warehousing facilities. Capital expenditures for the fiscal year ended December 29, 2000 included $2.3 million for leasehold improvements. Excluding these amounts, capital expenditures would have been $2.4 million, $2.8 million and $3.2 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. Capital expenditures for the three months ended April 4, 2003 included $0.7 million for trailers at the truck services division of our retail segment. Capital expenditures for the three months ended April 5, 2002 included $0.7 million for the conversion from APL Limited’s computer systems to a stand-alone system for the wholesale segment, $0.3 million for the expansion of Rail Van, Inc. computer systems and $0.4 million for leasehold improvements and other computer related expenditures.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, which we believe are the material risks facing us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and, therefore, you may lose all or part of your investment.

Risk Factors Relating to the Common Stock and the Offering

We have a single stockholder who can substantially influence the outcome of all matters voted upon by our stockholders and prevent actions which a stockholder may otherwise view favorably.

Apollo Management, L.P. (“Apollo Management”) currently beneficially owns approximately 32.9% of our outstanding common stock and will own approximately 24.0% of our outstanding common stock after this offering (23.2% if the underwriters’ over-allotment option is exercised in full). As a result, Apollo Management is able to substantially influence all matters requiring stockholder approval, including the election of directors, the approval of significant corporate transactions, such as acquisitions, the ability to block an unsolicited tender offer and any other matter requiring a supermajority vote of stockholders, and will continue to be able to do so after this offering. This concentration of ownership could delay, defer or prevent a change in control of our company or impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably.

Because we have various mechanisms in place to discourage takeover attempts, a change in control of our company that you as a stockholder may consider favorable could be prevented.

Provisions of our charter and bylaws or Tennessee law may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares in order to thwart a takeover attempt;

•	a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of the board of directors;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	requiring super-majority voting to effect particular amendments to our restated charter and amended bylaws;

•	limitations on who may call special meetings of stockholders;

•	requiring all stockholder actions to be taken at a meeting of the stockholders unless the stockholders unanimously agree to take action by written consent in lieu of a meeting;

•	establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	prohibiting business combinations with interested stockholders unless particular conditions are met.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. In addition, the Tennessee Greenmail Act and the Tennessee Control Share Acquisition Act may discourage, delay or prevent a change in control of our company.

Future sales of our common stock in the public market may depress our stock price.

The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. There will be approximately 36,979,783 shares of common stock outstanding immediately after this offering. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. After the offering 10,502,888 shares of common stock will be either “restricted securities” or affiliate securities as defined in Rule 144. Subject to the 90-day lock-up agreement with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144 under the Securities Act. Approximately 10,463,122 outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules and 39,766 shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k). In addition, stockholders holding approximately 8,927,341 outstanding shares of these restricted securities will have registration rights which could allow those holders to sell their shares freely through a registration statement filed under the Securities Act.

After this offering, we will have 3,604,039 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 2,297,392 shares were outstanding as of June 6, 2003.

Risks Related to our Business

We are dependent upon third parties for equipment and services essential to operate our business and if we fail to secure sufficient equipment or services, we could lose customers and revenues.

We are dependent upon transportation equipment such as chassis and containers and rail, truck and ocean services provided by independent third parties. We, along with competitors in our industry, have experienced equipment shortages in the past, particularly during the peak shipping season in October and November. If we cannot secure sufficient transportation equipment or transportation services from these third parties to meet our customers’ needs, customers may seek to have their transportation and logistics needs met by other third parties on a temporary or permanent basis, and as a result, our business, results of operations and financial position could be materially adversely affected.

If we have difficulty attracting and retaining agents and independent contractors, our results of operations could be adversely affected.

We rely extensively on the services of agents and independent contractors to provide our trucking services. We rely on a fleet of vehicles which are owned and operated by independent trucking contractors and on agents representing groups of trucking contractors to transport customers’ goods by truck and have over 5,000 approved trucking companies for our truck brokerage network. Although we believe our relationships with our agents and independent contractors are good, we may not be able to maintain our relationships with them. Contracts with agents and independent contractors are, in most cases, terminable upon short notice by either party. If an agent terminates its relationship with us, some customers and independent contractors with whom such agent has a  direct relationship may also terminate their relationship with us. We may have trouble replacing our agents and independent contractors with equally qualified persons. We compete with transportation service companies and trucking companies for the services of agents and with trucking companies for the services of independent contractors and drivers. The pool of agents, contractors and drivers from which we draw is limited, and therefore competition from other transportation service companies and trucking companies has the effect of increasing the price we must pay to obtain their services. The industry is currently experiencing a shortage of independent contractors resulting in increased compensation expenses to us and our competitors who also rely on them. In addition, because independent contractors are not employees, they may not be as loyal to our company, requiring us to pay more to retain their services. If we are unable to attract or retain agents and independent contractors or need to increase the amount paid for their services, our results of operations could be adversely affected and we could experience difficulty increasing our business volume.

If we make future acquisitions, they may be financed in a way that reduces our reported earnings or imposes additional restrictions on our business.

As we did in the acquisitions of Conex and Rail Van in 2000, if we make future acquisitions, we may issue shares of capital stock that dilute other stockholders, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our reported earnings or reduce earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions may be available to us only on terms that restrict our business.

Competition in our industry causes downward pressure on freight rates that could adversely affect our business.

The transportation services industry is highly competitive. Our retail businesses compete primarily against other domestic non-asset based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, shipping departments of our customers and other freight forwarders. Our wholesale business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers on flat cars, and containerized intermodal rail services offered directly by railroads. Some of our competitors have substantially greater financial, marketing and other resources than we do, which may allow them to better withstand an economic downturn, reduce their prices more easily than we can or expand or enhance the marketing of their products. There are a number of large companies competing in one or more segments of our industry, although the number of companies with a global network that offer a full complement of logistics services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers are increasingly turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than we are. We also face competition from Internet-based freight exchanges, or electronic bid environments, which attempt to provide an online marketplace for buying and selling supply chain services. Historically, competition has created downward pressure on freight rates. In particular, we have experienced downward pressure in the pricing of our wholesale and retail services that has reduced our revenues and operating results. Continuation of this rate pressure may materially adversely affect our revenues and income from operations. In particular, continued pricing pressure in our wholesale segment, particularly from our railroad competitors in the intermodal business, could adversely affect the yields of our intermodal product.

A decrease in intermodal volume shipments would adversely affect our revenues and operating results.

A decrease in intermodal transportation services resulting from general economic conditions or other factors such as work stoppages or price competition from other modes of transportation service would have an adverse effect on our revenues and operating results. The economic downturn that began in the fourth quarter of 2000 resulted in a significant decrease in aggregate domestic intermodal car volumes based on data compiled by the Association of American Railroads. This downturn adversely affected our 2001 operating results and our 2002 gross revenues.

Our customers who are also competitors could transfer their business to their non-competitors which would decrease our profitability.

As a result of our company operating in two distinct but related intermodal segments, we buy and sell transportation services from and to many companies with which we compete. For example, Hub Group, GST Corp and Alliance Shippers, three of the 10 largest customers of our wholesale operations, who accounted for

22% of the 2002 revenues of our wholesale operations, are also competitors of our retail operations. It is possible that these customers could transfer their business away from us to other companies with which they do not compete. The loss of one or more of these customers could have a material adverse effect on the profitability of our wholesale operations. In addition, rather than outsourcing their transportation logistics requirements to us, some of our customers could decide to provide these services internally which could further adversely affect our business volumes and revenues.

Our revenues could be reduced by the loss of major customers.

We have derived, and believe we will continue to derive, a significant portion of our revenues from our largest customers. In 2002, Union Pacific and Ford accounted for approximately 8% and 7%, respectively, of our gross revenues and our 10 largest customers accounted for approximately 43% of our gross revenues. The loss of one or more of our major customers could have a material adverse effect on our revenues, business and prospects.

Work stoppages or other disruptions at sea ports could adversely affect our operating results.

A significant portion of the freight moved by us for our customers originates at ports on the West Coast. Freight arriving at West Coast ports must be offloaded from ships by longshoremen, none of whom are our employees. On September 29, 2002 (during our fiscal fourth quarter), West Coast ports were shut down as a result of a labor dispute. On October 9, 2002, the ports were re-opened as a result of a court order implementing provisions of the Taft-Hartley Act. Third-party international loadings and re-positioning revenue from our wholesale segment were adversely impacted during the shutdown of the ports. In addition, railcar utilization declined during the shutdown, impacting railcar revenues. Our retail segment was also impacted by the shutdown, with local trucking and harbor drayage on the West Coast experiencing lower volumes, and our international freight forwarding operations were impacted due to reduced ship sailings. In January 2003, a new six-year contract was agreed to by the International Longshore and Warehouse Union and the Pacific Maritime Association. However, any additional work stoppage or slowdown or other disruption, such as resulting from an act of terrorism or war, could adversely affect our operating income and cash flows in both our wholesale and retail segments.

Service instability in the railroad industry could increase costs and decrease demand for our intermodal services.

We depend on the major railroads in the United States for substantially all of the intermodal transportation services we provide. In many markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with whom we have relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness and overall attractiveness of our rail-based services. For example, from 1997 to 1999, service disruptions related to consolidation and restructuring in the railroad industry interrupted intermodal service throughout the United States. Service problems arising from prior mergers in the railroad industry appear to be largely resolved. However, consolidation and restructuring could continue to occur in the railroad industry and it is possible that future service disruptions could result, which would decrease the efficiency of our wholesale business. Although we were not substantially adversely affected by past service disruptions, we could be substantially affected by service disruptions in the future. In addition, because the railroads’ workforce is generally subject to collective bargaining agreements, our business could be adversely affected by labor disputes between the railroads and their union employees. Our business could also be adversely affected by a work stoppage at one or more railroads or by other conditions such as adverse weather or an act of terrorism or war, that hinder the railroads’ ability to provide transportation services. Such an adverse effect could be material if the work stoppage or other adverse conditions have a material effect on major railroad interchange facilities or areas through which significant amounts of our rail shipments pass, such as the Los Angeles and Chicago gateways. In addition, railroads are relatively free to adjust shipping rates up or down as market conditions permit. Although the application of rate increases to our wholesale business is limited by our long-term contracts with the railroads, such increases could result in higher costs to our customers and decreased demand for our services.

As we expand our services internationally, we may become subject to international economic and political risks.

A portion of our business is providing services between continents, particularly between North America and Asia. International revenues accounted for 9% of our gross revenues in 2002. Doing business outside the United States subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. Significant expansion in foreign countries will expose us to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practices in time to avoid the adverse effect of any of these changes.

We have an extensive relationship with our former parent, APL Limited, and we depend on APL Limited for essential services. Our business and results of operations could be adversely affected if APL Limited failed or refused to provide such services or terminated the relationship.

Pursuant to long-term contracts, APL Limited, the former owner of our wholesale services business and one of our current stockholders, supplies us with chassis from its equipment fleet for the transport of international freight on behalf of other international shippers. In addition, we transport APL Limited’s international cargo on our stacktrain network to locations in the United States using the chassis and equipment supplied by APL Limited. The additional wholesale volume attributable to the transport of APL Limited’s international cargo contributes to our ability to obtain favorable provisions in our rail contracts, although we do not profit from APL Limited’s cargo revenue as we provide these services at cost. APL Limited pays us a fee for repositioning its empty containers within North America so that the containers can be reused in trans-Pacific shipping operations. In addition, APL Limited is currently providing us with computers, software and other information technology necessary for the operation of our wholesale business. If any of our contracts with APL Limited were terminated or if APL Limited were unwilling or unable to fulfill its obligations to us under the terms of these contracts, our business, results of operations and financial position could be materially adversely affected.

If we fail to develop, integrate, upgrade or replace our information technology systems, we may lose orders and customers or incur costs beyond our expectations.

Increasingly, we compete for customers based upon the flexibility and sophistication of our technologies supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our website, could significantly disrupt our operations, prevent customers from making orders, or cause us to lose orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future freight volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information systems from their supply chain management service providers. If we fail to hire and retain qualified personnel to implement and maintain our information technology systems or if we fail to upgrade or replace our information technology systems to handle increased volumes, meet the demands of our customers and protect against disruptions of our operations, we may lose orders and customers that could seriously harm our business.

We are currently engaged in arbitration with an unrelated third-party developer seeking damages for the developer’s failure to complete a contract to develop a stand-alone information technology system to replace APL Limited’s computer system used by our wholesale division. We have capitalized an aggregate of $11.5 million for the acquisition and development of software in connection with this conversion project, including $6.9 million paid to the third party developer involved in the arbitration. While we believe that it is probable that software being developed for internal use will be completed and placed in service, if facts and circumstances change which would indicate that it is no longer probable that the computer software under development will be completed and placed in service, we may need to recognize an impairment of the previously capitalized software.

If we lose key personnel and qualified technical staff, our ability to manage the day-to-day aspects of our business will be weakened.

We believe that the attraction and retention of qualified personnel is critical to our success. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be weakened. Our operations and prospects depend in large part on the performance of our senior management team. The loss of the services of one or more members of our senior management team, particularly Donald C. Orris, our chairman, president and chief executive officer, could have a material adverse effect on our business, financial condition and results of operation. You should be aware that we face significant competition in the attraction and retention of personnel who possess the skill sets that we seek. Because our senior management team, particularly Mr. Orris, has unique experience with our company and within the transportation industry, it would be difficult to replace them without adversely affecting our business operations. In addition to their unique experience, our management team has fostered key relationships with our suppliers. Such relationships are especially important in a non-asset based company such as ours. Loss of these relationships could have a material adverse effect on our profitability.

If we fail to comply with or lose any required licenses, governmental regulators could assess penalties against us or issue a cease and desist order against our operations which are not in compliance.

Our retail truck brokerage operation is licensed by the U.S. Department of Transportation as a broker in arranging for the transportation of general commodities by motor vehicle. The Department of Transportation has established requirements for acting in this capacity, including insurance and surety bond requirements. Our retail truck services operations are regulated as motor carriers by the U.S. Department of Transportation and various state agencies, subjecting these operations to insurance, surety bond, safety and other regulatory requirements. Our international freight forwarding operation is licensed as an ocean transportation intermediary by the U.S. Federal Maritime Commission. The Federal Maritime Commission regulates ocean freight forwarders and non-vessel operating common carriers like us that contract for space with the actual vessel operators and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating and/or terminating in the United States. Non-vessel operating common carriers must publish and maintain tariffs for the movement of specified commodities into and out of the United States. The Federal Maritime Commission may enforce these regulations by instituting proceedings seeking the assessment of penalties for violations of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. Our international freight forwarding operation is also licensed, regulated and subject to periodic audit as a customs broker by the Customs Service of the Department of Treasury in each United States custom district in which we do business. In other jurisdictions in which we perform customs brokerage services, we are licensed, where necessary, by the appropriate governmental authority. Our failure to comply with the laws and regulations of any of these governmental regulators, and any resultant suspension or loss of our licenses, could result in penalties or a cease and desist order against any operations that are not in compliance. Such an occurrence would have an adverse effect on our results of operations, financial condition and liquidity.

We, our suppliers and our customers are subject to changes in government regulation which could result in additional costs and thereby affect our results of operations.

The transportation industry is subject to legislative or regulatory changes that can affect its economics. Although we operate in the intermodal segment of the transportation industry, which has been essentially deregulated, changes in the levels of regulatory activity in the intermodal segment could potentially affect us and our suppliers and customers. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or require the outlay of significant additional costs. Additional expenditures incurred by us, or by our suppliers, who would pass the costs onto us through higher prices, would adversely affect our results of operation. In addition, we have a substantial number of wholesale customers who provide ocean carriage of intermodal shipments. The regulatory regime applicable to ocean shipping was revised by the Ocean Shipping Reform Act of 1998, which took effect on May 1, 1999. Although the implementation of the Ocean Shipping Reform Act has not to date had any material impact on the competitiveness and/or efficiency of operations of our various ocean carrier customers, we cannot assure you that it will not adversely impact these customers in the future which could adversely affect our business.

Our operating results are subject to cyclical fluctuations and our quarterly revenues may also fluctuate, potentially affecting our stock price.

Historically, sectors of the transportation industry have been cyclical as a result of economic recession, customers’ business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors such as changes in fuel costs over which we have no control. Increased operating expenses incurred by third-party carriers can be expected to result in higher costs to us, and our net revenues and income from operations could be materially adversely affected if we were unable to pass through to our customers the full amount of increased transportation costs. We have a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity, due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight shipped by those customers may decrease and our operating results could be adversely affected. Any unexpected reduction in revenues for a particular quarter could cause our quarterly operating results to be below the expectations of public market analysts or stockholders. In this event, the trading price of our common stock may fall significantly.

If the markets in which we operate do not grow, our business could be adversely affected.

This prospectus contains market data related to the transportation and logistics industries and their segments, including the third-party logistics market, and estimates regarding their size and historical growth. These market data have been included in reports published by organizations such as Standard & Poor’s, Cass Information Systems, Armstrong & Associates, the Association of American Railroads, and the American Trucking Association. These industry publications generally indicate that they have derived these data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates are based. The failure of the transportation and logistics industries and their segments, including the third-party logistics market, to continue to grow may have a material adverse effect on our business and the market price of our common stock.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of April 4, 2003 our long-term debt was $245.3 million. We have the ability to incur new debt, subject to limitations in our new credit agreement.

Our level of indebtedness could have important consequences to us, including the following:

•	Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	We will need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future;

•	Payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	A substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	We may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	Our debt level may make us more vulnerable than our competitors to a downturn in our business or the economy generally;

•	Our debt level reduces our flexibility in responding to changing business and economic conditions; and

•	Most of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

We may not have sufficient cash to service our indebtedness.

Our ability to service our indebtedness will depend upon, among other things:

•	Our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control; and

•	The future availability of borrowings under our credit agreement or any successor facility, the availability of which may depend on, among other things, our complying with certain covenants.

If our operating results and borrowings under our credit agreement are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying acquisitions, investments, strategic alliances and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. There is no assurance that we can effect any of these remedies on satisfactory terms, or at all.

Our debt agreements contain operating and financial restrictions which may restrict our business and financing activities.

The operating and financial restrictions and covenants in our new credit facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, our credit facility restricts our ability to:

•	declare dividends, redeem or repurchase capital stock;

•	prepay, redeem or purchase debt;

•	incur liens and engage in sale and leaseback transactions;

•	make loans and investments;

•	incur additional indebtedness;

•	amend or otherwise change debt and other material agreements;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	change our primary business.

Our new credit facility also requires us to satisfy interest coverage and leverage ratios.

A breach of any of the restrictions, covenants, ratios or tests in our debt agreements could result in defaults under these agreements. A significant portion of our indebtedness then may become immediately due and payable. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreement are secured by substantially all of our assets.

A determination by regulators that our independent contractors are employees could expose us to various liabilities and additional costs.

From time to time, tax and other regulatory authorities have sought to assert that independent contractors in the trucking industry are employees, rather than independent contractors. There can be no assurance that these authorities will not successfully assert this position, or that these interpretations and tax laws that consider these persons independent contractors will not change. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, worker’s compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. Our business model relies on the fact that our independent contractors are not deemed to be our employees, and exposure to any of the above increased costs would impair our competitiveness in the industry.

If we are unable to identify, make and successfully integrate acquisitions, our profitability could be adversely affected.

Identifying, acquiring and integrating businesses requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Further, acquisitions involve a number of special risks, some or all of which could have a material adverse effect on our business, financial condition and results of operation. These risks include:

•	unforeseen operating difficulties and expenditures;

•	difficulties in assimilation of acquired personnel, operations and technologies;

•	the need to manage a significantly larger and more geographically dispersed business;

•	impairment of goodwill and other intangible assets;

•	diversion of management’s attention from ongoing development of our business or other business concerns;

•	potential loss of customers;

•	failure to retain key personnel of the acquired businesses; and

•	the use of substantial amounts of our available cash.

We have acquired a number of businesses in the past and, although we are not presently considering any significant acquisitions, we may consider acquiring businesses in the future that provide complementary services to those we currently provide or expand our geographic presence. There can be no assurance that the businesses that we have acquired in the past or any businesses that we may acquire in the future can be successfully integrated. In addition, we cannot assure you that we will be able to identify suitable acquisition candidates or  be able to acquire them on reasonable terms or at all. While we believe that we have sufficient financial  and management resources and experience to successfully conduct our acquisition activities and integrate the acquired businesses into our operations, there can be no assurance in this regard or that we will not experience difficulties with customers, personnel or others. Our acquisition activities involve more difficult integration issues than those of many other companies because the value of the companies we acquire comes mostly from their business relationships, rather than their assets. The integration of business relationships poses more of a risk than the integration of tangible assets because relationships may suddenly weaken or terminate. Further, logistics businesses we have acquired and may acquire in the future compete with many customers of our wholesale operations and these customers may shift their business elsewhere if they believe our retail operations receive favorable treatment from our wholesale operations. In addition, although we believe that our acquisitions will enhance our competitive position, business and financial prospects, there can be no assurances that such benefits will be realized or that any combination will be successful.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference into this prospectus include forward-looking statements, in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, our competitive position and the effects of competition, the projected growth of the industries in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements are based on information currently available to us and subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this prospectus include:

•	general economic and business conditions;

•	industry trends;

•	increases in our leverage;

•	changes in our business strategy, development plans or cost savings plans;

•	our ability to integrate acquired businesses;

•	the loss of one or more of our major customers;

•	competition;

•	availability of qualified personnel;

•	changes in, or the failure to comply with, government regulations; and

•	the other factors discussed under “Risk Factors.”

You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus, including the common stock subject to the over-allotment option, are being offered by the Selling Stockholders. We will not receive any of the proceeds from the shares sold by the Selling Stockholders. The Selling Stockholders will receive approximately $                 in net proceeds from the offering ($                 if the underwriters’ over-allotment option is exercised in full), and after deducting underwriting discounts and commissions. We are obligated to pay all fees and expenses incident to the registration of this offering by the Selling Stockholders, including fees and disbursements to counsel for Apollo Investment Fund IV, L.P. and its affiliates, except for (i) any sales commissions or discounts and (ii) any applicable transfer taxes. We estimate the fees and expenses related to this offering that we will be obligated to pay will be approximately $600,000.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq National Market under the symbol “PACR.” The following table sets forth, for the periods indicated since our initial public offering of common stock in June 2002, the range of the high and low sales prices of our common stock as reported by the Nasdaq National Market.

	High	Low
2002
Second Quarter	$17.29	$14.95
Third Quarter	17.40	10.63
Fourth Quarter	13.92	9.11
2003
First Quarter	14.75	11.70
Second Quarter	20.35	12.30
Third Quarter (through July 15, 2003)	21.20	17.86

DIVIDEND POLICY

We have not paid any dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. In addition, our ability to pay cash dividends is currently restricted under the terms of our credit agreement. Future dividends, if any, will be determined by our board of directors.

CAPITALIZATION

The table below sets forth our capitalization as of April 4, 2003. We have not provided an adjusted capitalization table because we will not receive any of the proceeds of this offering.

You should read this table in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

April 4, 2003
(in millions)
Current maturities of long-term debt and capital leases	$1.0

Long-term debt:
Capital leases	$0.1
Senior credit facilities(1)
Revolving credit facility	—
Term loans	95.2
Senior subordinated notes(1)	150.0

Total long-term debt	245.3

Minority interest-exchangeable preferred stock of subsidiary	—
Stockholders’ equity:
Preferred stock: $0.01 par value; 50,000,000 shares authorized; none issued and outstanding	—
Common stock: $0.01 par value; 150,000,000 shares authorized; 36,863,648 shares issued and outstanding	0.4
Additional paid-in capital	270.2
Unearned compensation	(0.2)
Accumulated deficit	(82.1)
Other accumulated comprehensive income (loss)	—

Total stockholders’ equity	188.3

Total capitalization	$434.6

(1)	For a description of our new credit facility see “Description of Certain Indebtedness.” On July 10, 2003, we redeemed the entire $150 million outstanding principal amount of our senior subordinated notes due in 2007 at a redemption price equal to 105.875% of the outstanding principal amount, for a total redemption payment of $158,812,500.00, plus interest of 11.75% on such notes up to the redemption date. In the second fiscal quarter of 2003, we will incur a one-time pre-tax charge of $11.9 million as a result of such redemption, consisting of $8.8 million of redemption premiums and $3.1 of associated debt issuance costs. In connection with the redemption, our long term debt increased by approximately $10.7 million, attributable to borrowings under our credit facility to pay the redemption premium plus interest.

The foregoing table excludes:

•	2,297,392 shares of common stock issuable upon the exercise of options outstanding as of June 6, 2003, at exercise prices ranging from $4.30 to $15.78 per share, with a weighted average exercise price of $9.83; and

•	1,306,647 shares of common stock reserved for future grant under our stock option plans.

SELECTED FINANCIAL INFORMATION

The following table presents, as of the dates and for the periods indicated, our selected historical financial information as discussed below. The selected historical information as of December 27, 2002 and December 28, 2001 and for the three fiscal years ended December 27, 2002 have been derived from and should be read together with our audited financial statements and the related notes appearing elsewhere in this prospectus. The selected historical financial information as of December 29, 2000, December 31, 1999 and December 25, 1998 and for the years ended December 31, 1999 and December 25, 1998 are derived from our prior years’ audited financial statements filed with the Securities and Exchange Commission. The selected historical information at December 25, 1998 and for the year then ended was audited by Arthur Andersen LLP, who did not participate in this offering.

The selected historical financial information as of April 4, 2003 and for the three months ended April 4, 2003 and April 5, 2002 have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of operating results for the full year.

Prior to our May 1999 recapitalization, our name was APL Land Transport Services, Inc. (“APLLTS”), and we were a wholly-owned subsidiary of APL Limited. See Note 1 to our audited financial statements, included in this prospectus. The results of operations of the predecessor period are not comparable to the successor period as a result of the acquisition of APL Limited by Neptune Orient Lines Limited.

Prior to November 1998, APLLTS was comprised of three operating divisions. In November 1998, APLLTS transferred all of its non-stacktrain divisions to its parent, APL Limited. Accordingly, at the time of our May 1999 recapitalization, we only provided wholesale stacktrain services, but with our acquisition of Pacer Logistics, we began providing retail and logistics services to customers. The financial information for the year ended December 31, 1999 includes the results of operations of our wholesale stacktrain operations for the full year plus the results of Pacer Logistics since May 28, 1999, the date of acquisition. In connection with our recapitalization and acquisition of Pacer Logistics, we were renamed Pacer International and we ceased to be a subsidiary of APL Limited.

The following table should also be read in conjunction with our audited financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 23.

	The Company
	Three Months Ended		Fiscal Year Ended
	April 4, 2003	April 5, 2002	December 27, 2002(a)	December 28, 2001	December 29, 2000(b)	December 31, 1999(c)	December 25, 1998
	(in millions, except share and per share data)
Statement of Operations Data:
Gross revenues	$395.9	$382.4	$1,608.2	$1,670.9	$1,281.3	$927.7	$598.9
Cost of purchased transportation and services	301.4	299.2	1,258.4	1,339.6	1,005.6	735.4	466.3

Net revenues	94.5	83.2	349.8	331.3	275.7	192.3	132.6
Direct operating expenses	29.5	27.8	106.7	101.7	90.4	76.8	64.5
Selling, general and administrative expenses	44.1	37.1	158.9	155.9	102.6	58.9	28.3
Depreciation and amortization	2.2	2.6	10.1	18.3	11.6	8.6	6.6
Merger and severance	—	—	—	0.4	7.7	—	—
Other	—	—	—	4.0	—	—	—

Income from operations	18.7	15.7	74.1	51.0	63.4	48.0	33.2
Income from operations margin(d)	19.8%	18.9%	21.2%	15.4%	23.0%	25.0%	25.0%

Net income (loss)	$7.4	$3.7	$24.8	$7.0	$14.8	$16.6	$20.6
Net income (loss) per share:
Basic	$0.20	$0.16	$0.81	$0.31	$0.68	$0.39 (e)	(f	)
Diluted	0.20	0.13	0.74	0.27	0.60	0.34 (e)	(f	)
Weighted average common shares outstanding:
Basic	36,854,302	23,089,632	30,575,940	22,996,462	21,941,540	20,880,000	(f	)
Diluted	37,551,452	28,374,252	33,373,752	28,287,952	27,586,726	27,039,870	(f	)

Balance Sheet Data (at end of period):
Working capital	$46.8	$20.6	$36.5	$20.1	$12.6	$(3.7)	$(37.2)
Total assets	601.6	614.2	618.4	632.9	658.4	455.0	156.1
Total debt including capital leases and current maturities	246.3	393.4	256.6	397.9	405.4	284.4	—
Minority interest—exchangeable preferred stock of subsidiary	—	25.7	—	25.7	25.0	23.4	—
Total stockholders’ equity (deficit)	188.3	7.1	180.7	3.0	(2.9)	(31.7)	55.6

Cash Flow Data:
Cash provided by operating activities	$14.9	$5.2	$28.7	$21.8	$1.2	$20.8	$31.8
Cash provided by (used in) investing activities	(1.2)	(1.4)	(7.8)	(14.4)	(130.7)	(74.0)	(38.5)
Cash provided by (used in) financing activities	(13.7)	(3.8)	(20.9)	(7.4)	117.3	65.4	6.7

Other Financial Data:
EBITDA(g)	$20.9	$18.3	$84.2	$69.3	$75.0	$56.6	$39.8
EBITDA margin(d)	22.1%	22.0%	24.1%	20.9%	27.2%	29.4%	30.0%
Capital expenditures	$1.3	$1.4	$8.7	$14.6	$5.5	$2.0	$39.7

(a)	Includes the effects of our initial public offering of common stock on June 18, 2002 including our 2 for 1 stock split which has been reflected in all periods presented above, the conversion of preferred stock to common stock and the repayment of debt. In addition, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective December 29, 2001 and ceased to amortize goodwill on that date.
(b)	Includes the results of Conex Global Logistics Services, Inc., GTS Transportation Services Inc., RFI Group, Inc. and Rail Van, Inc. since their dates of acquisition on January 13, 2000, August 31, 2000, October 31, 2000 and December 22, 2000, respectively.
(c)	Includes the results of Pacer Logistics, since acquisition on May 28, 1999.
(d)	EBITDA and income from operations margins are calculated as a percentage of net revenues.

(e)	Net income of $8.5 million for the period January 1, 1999 through May 28, 1999 has been excluded in calculating earnings per share as prior to the recapitalization and acquisition of Pacer Logistics on May 28, 1999, our wholesale operations were a division of APL Limited and did not have common stock.
(f)	Not applicable as prior to our recapitalization we were a division of APL Limited and did not have common stock.
(g)	EBITDA represents income before income taxes, interest expense, depreciation and amortization and minority interest (payment-in-kind dividends on Pacer Logistics’ 7.5% exchangeable preferred stock). EBITDA is presented because it is commonly used by investors to analyze and compare operating performance. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability. EBITDA is calculated from income from operations (which we believe to be the most directly comparable financial measure calculated in accordance with GAAP) as follows:

	Three Months Ended		Fiscal Year Ended
	April 4, 2003	April 5, 2002	December 27, 2002	December 28, 2001	December 29, 2000	December 31, 1999	December 25, 1998
	(in millions)
Income from operations	$18.7	$15.7	$74.1	$51.0	$63.4	$48.0	$33.2
Depreciation and amortization	2.2	2.6	10.1	18.3	11.6	8.6	6.6

	$20.9	$18.3	$84.2	$69.3	$75.0	$56.6	$39.8

EBITDA includes merger, severance and other one-time charges of $6.9 million for the fiscal year ended December 28, 2001, merger and severance charges of $7.7 million for the fiscal year ended December 29, 2000, one-time bonus payments of $0.7 million related to the acquisition of Pacer Logistics for the fiscal year ended December 31, 1999, and non-recurring costs of $2.1 million for the fiscal year ended December 25, 1998.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements, including the notes and the other financial information appearing in the back of this prospectus. Due to our limited operating history, acquisitions and rapid growth, period-to-period comparisons of financial data are not necessarily indicative, and you should not rely upon them as an indicator of our future performance. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Special Note Regarding Forward-Looking Statements” on page 17.

Overview

We are a leading non-asset based North American third-party logistics provider offering a broad array of services to facilitate the movement of freight from origin to destination. We operate in two segments, the wholesale segment and the retail segment (see Note 11 to the consolidated financial statements for segment information). The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers pursuant to agreements with railroads. The retail segment provides truck brokerage and services, intermodal marketing, warehousing and distribution, international freight forwarding and supply chain management services.

Operating History

We commenced operations as an independent, stand-alone company upon our recapitalization in May 1999. From 1984 until our recapitalization, our wholesale business was conducted by various entities owned directly or indirectly by APL Limited. While owned by APL Limited, our wholesale business used some of the financial and administrative resources and infrastructure of APL Limited in such areas as treasury, legal, information systems and benefits administration. Since our recapitalization, we have provided the infrastructure, resources and services necessary to operate our wholesale business independently, although we still utilize computers, software and other information technology which APL Limited provides to us. Our agreement with APL has a remaining term of 16 years and is terminable by us upon 120 days’ notice and by APL Limited if we fail to make required payments or are acquired by a competitor of APL Limited. In addition, our historical financial information prior to our recapitalization may not necessarily reflect our results of operations, financial condition and cash flows in the future or what our results of operations, financial condition and cash flows would have been had we been a separate, independent entity during the periods presented.

Gross Revenues

The wholesale segment’s gross revenues are generated through fees charged to customers for the transportation of freight. The growth of these revenues is primarily driven by increases in volume of freight shipped, as overall rates have historically remained relatively constant. The average rate is impacted by product mix, rail routes utilized, fuel surcharge and market conditions. Also included in gross revenues are railcar rental income, container per diem and incentives paid by APL Limited and others for the repositioning of empty containers with domestic westbound loads. Gross revenues are reported net of volume rebates provided to customers.

The retail segment’s gross revenues are generated through fees charged for a broad portfolio of freight transportation services, including truck brokerage and services, intermodal marketing, warehousing and distribution, international freight forwarding and supply chain management services. Overall gross revenues for the retail segment are driven by expanding our service offering and marketing our broad array of transportation services to our existing customer base and to new customers. Trucking services include truck brokerage, flatbed and specialized heavy-haul operations, and local trucking services. Gross revenues from truck brokerage are driven primarily through increased volume and outsourcing by companies of their transportation and logistics needs. Gross revenues from other trucking services, which primarily support intermodal marketing and provide specialized and local transportation services to customers through independent operators, are driven primarily by increased volume as well as length of haul and the rate per mile charged to the customer. Intermodal marketing involves arranging the movement of freight in containers and trailers utilizing truck and rail transportation. Increases in gross revenues from intermodal marketing are generated primarily from increased volumes, as rates are dependent upon product mix and route, which tend to remain relatively constant as customers’ shipments tend to remain in similar routes. Gross revenues for warehousing and distribution, which includes the handling, consolidation/deconsolidation and warehousing of freight on behalf of the shipper, are driven by increased outsourcing and import volumes and by shipping lines on the West Coast who are increasingly using third-party containers, rather than their own, to move freight inland. Through our supply chain management services, we manage all aspects of the supply chain from inbound sourcing and delivery logistics through outbound shipment, handling, consolidation, deconsolidation, distribution, and just-in-time delivery of end products to our customers’ customers. Revenues for supply chain management services are recognized on a net basis and are driven by increased outsourcing. We also provide international freight forwarding services, which involves arranging and providing transportation and other services necessary to move our customers’ freight to and from a foreign country. Gross revenues for international freight forwarding are driven by the globalization of trade.

Cost of Purchased Transportation and Services/Net Revenues

The wholesale segment’s net revenues are the gross revenues earned from transportation rates charged to customers less the costs of purchased transportation and services. The cost of purchased transportation and services consists primarily of the amounts charged by railroads and local trucking companies. In addition, terminal and cargo handling services represent the variable expenses directly associated with handling freight at a terminal location. The cost of these services is variable in nature and is based on the volume of freight shipped.

The retail segment’s net revenues consist of the gross revenues earned from its third-party transportation services, less the cost of purchased transportation and services. Net revenues are driven by the mix of services provided with net revenues as a percentage of gross revenues varying significantly based on this mix. Purchased transportation and services consists of amounts paid to third parties to provide services, such as railroads, independent contractor truck drivers, ocean carriers, freight terminal operators and dock workers. Third-party rail costs are charged through our contracts with the railroads and are dependent upon product mix and traffic lanes. Sub-contracted or independent operators are paid on a percentage of revenues, mileage or a fixed fee.

Direct Operating Expenses

Direct operating expenses are both fixed and variable expenses directly relating to the wholesale operations and consist of equipment lease expense, equipment maintenance and repair, fixed terminal and cargo handling expenses and other direct variable expenses. Our fleet of leased equipment is financed through a variety of short- and long-term leases. Increases to our equipment fleet will primarily be through additional leases as the growth of our business dictates. Equipment maintenance and repair consist of the costs related to the upkeep of the equipment fleet, which can be considered semi-variable in nature, as a certain amount relates to the annual preventative maintenance costs in addition to amounts driven by fleet usage. Fixed terminal and cargo handling costs primarily relate to the fixed rent and storage expense charged to us by terminal operators and is expected to remain relatively fixed.

Selling, General and Administrative Expenses

The wholesale segment’s selling, general and administrative expenses consist of costs of customer acquisition, billing, customer service, salaries and related expenses of the executive and administrative staff, office expense and professional fees including the $10.0 million annual fee currently paid to APL Limited for information technology services under a long-term agreement.

The retail segment’s selling, general and administrative expenses relate to the costs of customer acquisition, billing, customer service and salaries and related expenses of marketing, as well as the executive and administrative staff’s compensation, office expenses and professional fees. The retail segment anticipates that it will incur increased overall selling related costs as it grows its operations, but that such costs will remain relatively consistent as a percentage of net revenues. The costs related to the retail segment’s corporate functions, such as administration, finance, legal, human resources and facilities will likely increase as the business grows, but will likely decrease as a percentage of net revenues as the business grows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

•	Recognition of Revenue

Our wholesale segment recognizes revenue for loads that are in transit at the end of an accounting period on a percentage of completion basis. Revenue is recorded for the portion of the transit that has been completed because reasonably dependable estimates of the transit status of loads is available in our computer systems. In addition, our wholesale segment offers volume discounts based on annual volume thresholds. We estimate our customer’s annual shipments throughout the year and record a reduction to revenue accordingly. Should our customer’s annual volume vary significantly from our estimates, a revision to revenue for volume discounts would be required. During 2002, our total volume discounts were $18.0 million. Our retail segment recognizes revenue after services have been completed.

•	Recognition of Cost of Purchased Transportation and Services

Both our wholesale and retail segments estimate the cost of purchased transportation and services and accrue an amount on a load by load basis in a manner that is consistent with revenue recognition. In addition, our retail segment earns discounts to the cost of purchased transportation and services that are primarily based on annual volume of loads transported over major railroads. We estimate our annual volume throughout the year and record a reduction to cost of purchased transportation accordingly. Should our annual volume vary significantly from our estimates, a revision to the cost of purchased transportation would be required. Total discounts earned for 2002 were $11.1 million.

•	Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Estimates are used in determining this allowance based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•	Deferred Tax Assets

At April 4, 2003, we have recorded net deferred tax assets of $37.9 million and have not recorded a valuation reserve as we believe that future earnings will more likely than not be sufficient to fully utilize the assets. The minimum amount of future taxable income required to realize this asset is $95.1 million. Should we not be able to generate this future income, we would be required to record valuation allowances against the deferred tax assets resulting in additional income tax expense in our Statement of Operations.

•	Goodwill

At April 4, 2003, we had recorded $288.3 million of net goodwill. The carrying amount of goodwill at April 4, 2003 assigned to our wholesale and retail segments was $23.3 million and $265.0 million, respectively. We adopted the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets” effective December 29, 2001 and ceased to amortize goodwill on that date. Goodwill and other intangible assets will be subject to periodic tests for impairment and recognition of impairment losses in the future could be required based on the methodology for measuring impairments described below. SFAS 142 requires a two-step method for determining goodwill impairments where step one is to compare the fair value of the reporting unit with the unit’s carrying amount, including goodwill. If this test suggests that goodwill is impaired, then step two is required to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. We determine the fair value of the reporting unit using a market valuation method based on our public peers. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

We have completed the goodwill impairment test as of adoption of SFAS 142 and as of December 27, 2002 and no impairment existed. Future evaluations of goodwill, which are to be completed at least annually, might however, require an impairment charge.

Use of Non-GAAP Financial Measures

From time to time in press releases regarding quarterly earnings, presentations and other communications, we may provide information about the Company’s EBITDA. EBITDA represents income before income taxes, interest expense, depreciation and amortization and minority interest. EBITDA is presented because it is commonly used by investors to analyze and compare operating performance. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability. For a discussion of how we calculated EBITDA as presented in this prospectus, please see Note (g) to “Selected Financial Information” on page 22.

Results of Operations

Three Months Ended April 4, 2003 Compared to Three Months Ended April 5, 2002

The following table sets forth our historical financial data for the three months ended April 4, 2003 and April 5, 2002.

Financial Data Comparison by Reportable Segment

Three Months Ended April 4, 2003 and April 5, 2002

(in millions)

	2003	2002	Change	% Change
Gross revenues
Wholesale	$212.6	$204.7	$7.9	3.9%
Retail	211.1	204.9	6.2	3.0
Inter-segment elimination	(27.8)	(27.2)	(0.6)	(2.2)

Total	395.9	382.4	13.5	3.5
Cost of purchased transportation and services
Wholesale	152.7	152.0	0.7	0.5
Retail	176.5	174.4	2.1	1.2
Inter-segment elimination	(27.8)	(27.2)	(0.6)	(2.2)

Total	301.4	299.2	2.2	0.7
Net revenues
Wholesale	59.9	52.7	7.2	13.7
Retail	34.6	30.5	4.1	13.4

Total	94.5	83.2	11.3	13.6
Direct operating expenses
Wholesale	29.5	27.8	1.7	6.1
Retail	—	—	—	—

Total	29.5	27.8	1.7	6.1
Selling, general & administrative expenses
Wholesale	12.7	12.2	0.5	4.1
Retail	28.6	24.3	4.3	17.7
Corporate	2.8	0.6	2.2	366.7

Total	44.1	37.1	7.0	18.9
Depreciation and amortization
Wholesale	1.0	1.3	(0.3)	(23.1)
Retail	1.2	1.3	(0.1)	(7.7)

Total	2.2	2.6	(0.4)	(15.4)
Income from operations
Wholesale	16.7	11.4	5.3	46.5
Retail	4.8	4.9	(0.1)	(2.0)
Corporate	(2.8)	(0.6)	(2.2)	(366.7)

Total	18.7	15.7	3.0	19.1
Interest expense, net	6.4	9.8	(3.4)	(34.7)
Income tax expense	4.9	2.2	2.7	122.7
Net income	$7.4	$3.7	$3.7	100.0%

Overview.    As a result of strength in both our wholesale and retail segments and a strong first quarter in the intermodal transportation industry, our results for the first quarter of 2003 improved over the first quarter of 2002. We were able to increase net revenues, income from operations, net income and earnings per share for the 2003 quarter compared to the 2002 quarter. Compared to the first quarter of 2002, we have added seven new locations to our local trucking capabilities and one new location to our warehouse and distribution facilities of our retail segment, and our wholesale segment has begun intra-Mexico service. While our results for the 2003 quarter improved overall, we do not yet believe that the economy is back to full strength.

Gross Revenues.    Gross revenues increased $13.5 million, or 3.5%, for the three months ended April 4, 2003 compared to the three months ended April 5, 2002. Gross revenues in our retail segment increased $6.2 million reflecting improvement in all of our retail lines of business, including $1.6 million from the new locations and facilities mentioned above. Our intermodal marketing shipments during the first quarter of 2003 for customers including General Electric and Wal-Mart, while not back to the pre-economic downturn levels, have improved over the first quarter of 2002.

Wholesale segment gross revenues increased $7.9 million reflecting increases in wholesale automotive and third-party domestic operations partially offset by a decrease in wholesale international operations. The wholesale automotive operations increase in freight revenues was due to strong volumes associated with new business that began in October 2002. Automotive volumes increased 26.9% for the 2003 quarter compared to the 2002 quarter. The increase in the wholesale third-party domestic operations was a result of increased freight revenues from several intermodal marketing companies, including our intermodal marketing operations. Domestic containers handled increased 5.4% over the first quarter of 2002. The wholesale international operations decrease in freight revenues was primarily the result of the loss of low-margin shipments from an international shipping customer during the first quarter of 2003. International container volumes were 35.2% below the first quarter of 2002. Contributing to the overall increase in wholesale segment gross revenues was higher repositioning revenue associated with higher domestic volumes and a 3% to 4% fuel surcharge in effect during the 2003 quarter that was not in effect during the 2002 quarter.

Through our strategy to increase the use of intercompany services and cross-selling activities, our retail segment usage of our wholesale segment for rail transportation increased by $0.6 million, or 2.2%, in the 2003 quarter compared to the 2002 quarter. Cross-selling activities within the retail segment increased by $3.1 million, or 77.8%, in the 2003 quarter compared to the 2002 quarter.

Net Revenues.    Net revenues increased $11.3 million, or 13.6%, for the 2003 quarter compared to the 2002 quarter. The retail segment’s net revenues increased $4.1 million due to the increase in shipments noted above. Net revenues in our truck brokerage operations for the 2003 quarter were less than the 2002 quarter due to more low-margin automotive business during 2003. The retail segment overall gross margin increased to 16.4% during the 2003 quarter compared to 14.9% during the 2002 quarter due to improved yield management, the fuel surcharge in effect during the 2003 quarter, and changes in business mix.

The wholesale segment’s cost of purchased transportation increased $0.7 million on container volume increases as discussed above. The wholesale segment net revenues increased $7.2 million for the 2003 quarter compared to the 2002 quarter and the gross margin increased to 28.2% in the 2003 quarter from 25.7% in the 2002 quarter. The gross margin on freight transportation alone, excluding the ancillary revenues of container and chassis per diem and rail car revenue, increased to 22.9% in the 2003 quarter compared to 20.0% in the 2002 quarter. These increases were due to improved yield management, the fuel surcharge and reduced low-margin international shipping volumes.

Direct Operating Expenses.    Direct operating expenses, which are incurred only by the wholesale segment, increased $1.7 million, or 6.1%, in the 2003 quarter compared to the 2002 quarter due to increased equipment maintenance expenses to improve fleet availability and quality, partially offset by reduced container and chassis lease expenses.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $7.0 million, or 18.9%, in the 2003 quarter compared to the 2002 quarter primarily as the result of increased compensation expense associated with an overall average increase of 75 people employed during the 2003 quarter compared to the 2002 quarter and an increase in accruals for vehicle accidents compared to the 2002 quarter. Corporate costs also increased in the 2003 period due to a legal settlement reducing costs in the 2002 quarter.

Depreciation and Amortization.    Depreciation and amortization expenses decreased $0.4 million, or 15.4%, for the 2003 quarter compared to the 2002 quarter associated with property retirements primarily on the wholesale segment.

Income From Operations.    Income from operations increased $3.0 million, or 19.1%, from $15.7 million in the 2002 quarter to $18.7 million in the 2003 quarter. The increase in operating profit is a result of the increase in net revenues and gross margins described above. Wholesale segment income from operations increased $5.3 million due primarily to the strength in wholesale third-party domestic and automotive operations and the fuel surcharge, partially offset by increased equipment maintenance costs and increased labor costs associated with a higher employment level during the 2003 quarter. Retail segment income from operations decreased $0.1 million reflecting increased labor costs associated with a higher employment level, start-up costs in the growing cartage operations, and increases in accruals for vehicle accidents during the 2003 quarter and reduced corporate costs during the 2002 quarter associated with a legal settlement, substantially offset by strength in our intermodal marketing operations.

Interest Expense.    Interest expense decreased by $3.4 million, or 34.7%, for the 2003 quarter compared to the 2002 quarter due to a lower level of outstanding debt in 2003. In June 2002, we completed our initial public offering of common stock and repaid $125.9 million of our variable interest rate bank debt, and repaid an additional $13.2 million during the last half of 2002 and $10.3 million of debt during the first quarter of 2003.

Income Tax Expense.    Income tax expense increased $2.7 million in the 2003 quarter compared to the 2002 quarter due to higher pre-tax income in the 2003 quarter and a higher effective income tax rate. The effective tax rate increased to 39.8% during the 2003 quarter compared to 37.3% for the 2002 quarter. The 2002 quarter included a one-time benefit associated with transfer pricing with our wholesale segment Mexico operations.

Net Income.    Net income increased $3.7 million from $3.7 million in the 2002 quarter to $7.4 million in the 2003 quarter due to the increased income from operations discussed above, coupled with reduced interest expense due to lower debt levels in the 2003 quarter. Partially offsetting this increase was increased income tax expense associated with higher pre-tax income in the 2003 quarter.

Fiscal Year Ended December 27, 2002 Compared to Fiscal Year Ended December 28, 2001

The following table sets forth our historical financial data for the fiscal years ended December 27, 2002 and December 28, 2001.

Financial Data Comparison by Reportable Segment

Fiscal Years Ended December 27, 2002 and December 28, 2001

(in millions)

	2002	2001	Change	% Change
Gross revenues
Wholesale	$803.3	$808.8	$(5.5)	(0.7)%
Retail	913.5	952.8	(39.3)	(4.1)
Inter-segment elimination	(108.6)	(90.7)	(17.9)	19.7

Total	1,608.2	1,670.9	(62.7)	(3.8)

Cost of purchased transportation and services
Wholesale	589.1	620.9	(31.8)	(5.1)
Retail	777.9	809.4	(31.5)	(3.9)
Inter-segment elimination	(108.6)	(90.7)	(17.9)	19.7

Total	1,258.4	1,339.6	(81.2)	(6.1)

Net revenues
Wholesale	214.2	187.9	26.3	14.0
Retail	135.6	143.4	(7.8)	(5.4)

Total	349.8	331.3	18.5	5.6

Direct operating expenses
Wholesale	106.7	101.7	5.0	4.9
Retail	—	—	—	—

Total	106.7	101.7	5.0	4.9

Selling, general & administrative expenses
Wholesale	47.5	43.0	4.5	10.5
Retail	104.8	108.8	(4.0)	(3.7)
Corporate	6.6	4.1	2.5	61.0

Total	158.9	155.9	3.0	1.9

Depreciation and amortization
Wholesale	4.7	5.6	(0.9)	(16.1)
Retail	5.4	12.7	(7.3)	(57.5)

Total	10.1	18.3	(8.2)	(44.8)

Merger and severance
Wholesale	—	—	—	—
Retail	—	0.2	(0.2)	(100.0)
Corporate	—	0.2	(0.2)	(100.0)

Total	—	0.4	(0.4)	(100.0)

Other
Wholesale	—	0.5	(0.5)	(100.0)
Retail	—	1.9	(1.9)	(100.0)
Corporate	—	1.6	(1.6)	(100.0)

Total	—	4.0	(4.0)	(100.0)

Income from operations
Wholesale	55.3	37.1	18.2	49.1
Retail	25.4	19.8	5.6	28.3
Corporate	(6.6)	(5.9)	(0.7)	11.9

Total	74.1	51.0	23.1	45.3

Interest expense, net	32.5	39.6	(7.1)	(17.9)
Income tax expense	16.8	3.6	13.2	366.7
Minority interest expense	—	0.8	(0.8)	(100.0)

Net income	$24.8	$7.0	$17.8	254.3%

Overview.  As a result of strength primarily in our wholesale segment domestic operations, our results for 2002 improved over 2001. We were able to increase net revenues, income from operations, net income and earnings per share for 2002 compared to 2001. In addition, we were able to increase gross revenues in our retail segment rail brokerage operations. During the fourth quarter of 2002, revenues, net revenues and income from operations for our retail segment all increased over the fourth quarter of 2001. While our overall results for 2002 improved, they continued to be negatively impacted by the general economic downturn. Our retail segment operations most affected by the economic downturn were our truck brokerage, freight handling and international freight forwarding operations. Our wholesale operations were also affected by reduced wholesale automotive and wholesale international shipments as discussed below.

Gross Revenues.     Gross revenues decreased $62.7 million, or 3.8%, for the fiscal year ended December 27, 2002 compared to the fiscal year ended December 28, 2001. Gross revenues in our retail segment decreased $39.3 million reflecting reductions primarily in the truck brokerage, freight handling and international freight forwarding operations associated with the general economic downturn, partially offset by a 5.8% increase in rail brokerage gross revenues as well as increased highway automotive shipments.

Wholesale segment gross revenues decreased $5.5 million reflecting decreases in wholesale automotive and wholesale international operations offset in part by an increase in wholesale third-party domestic operations. Overall containers handled decreased 3.5% from the prior year. The wholesale automotive operations decrease in freight revenues reflected the cyclical slowdown in the automotive sector with 1.4% fewer containers handled during 2002 compared to 2001. The wholesale segment continues to handle a preponderance of the containerized auto business moved by rail in and out of Mexico. The wholesale international operations decrease in freight revenues was primarily the result of the loss of low margin business of an international shipping customer in the fourth quarter of 2001. International container volumes decreased 33.9% from 2001. The increase in the wholesale third-party domestic operations was a result of increased freight revenues from several intermodal marketing companies, including our intermodal marketing operations. Domestic containers handled increased 12.7% from the prior year. In addition, we saw an increase in ancillary revenues of $9.4 million from railcar rental and container per diem revenue associated with the increase in equipment under lease in 2002 partially offset by lower repositioning revenue.

Through our strategy to increase the use of intercompany services and cross-selling activities, our retail segment usage of our wholesale segment for rail transportation increased revenues by $17.9 million, or 19.7%, in 2002 compared to 2001. Cross-selling activities within the retail segment increased revenues by $10.9 million, or 83.8%, in 2002 compared to 2001.

Net Revenues.    Net revenues increased $18.5 million, or 5.6%, for 2002 compared to 2001. The retail segment’s net revenues decreased $7.8 million primarily due to the economic downturn that resulted in reductions in our truck brokerage, freight handling and international freight forwarding operations, partially offset by increased net revenues in our rail brokerage operations. The retail segment gross margin decreased to 14.8% during 2002 compared to 15.1% during 2001 due primarily to changes in business mix. The wholesale segment’s cost of purchased transportation decreased $31.8 million on container volume decreases of 3.5% as discussed above. Since the decrease in the cost of purchased transportation was greater than the decrease in segment gross revenues, the wholesale segment net revenues increased $26.3 million in 2002 compared to 2001. Equipment repositioning costs were less in 2002 as a result of the increase in domestic traffic volume, especially the northbound general freight traffic out of Mexico that began to increase in the fourth quarter of 2001. In addition, terminal costs associated primarily with our reduced international traffic volumes were less in 2002 compared to 2001. The wholesale segment gross margin increased to 26.7% in 2002 from 23.2% in 2001 primarily due to business mix changes, improved yield management and increases in higher margin ancillary services such as railcar rental and container per diem revenue. The gross margin on freight transportation increased to 21.8% in 2002 compared to 19.8% in 2001 due primarily to the loss of the low margin international shipping customer, improved yield management and other changes in business mix.

Direct Operating Expenses.    Direct operating expenses, which are incurred only by the wholesale segment, increased $5.0 million, or 4.9%, in 2002 compared to 2001 due to increased railcar lease and maintenance expenses as a result of the expansion of the fleet of railcars during the latter part of 2001 and increased container and chassis maintenance costs to improve fleet quality, partially offset by reduced container and chassis lease expenses as a result of the downsizing of the container and chassis fleet during 2001 and the related 2001 charge of $1.4 million for container and chassis return costs. The $1.4 million 2001 charge was required in order to return 2,700 containers and 1,300 chassis as part of a program to downsize and upgrade the container and chassis fleet.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $3.0 million, or 1.9%, in 2002 compared to 2001 primarily as the result of increased compensation and professional services expenses reflecting infrastructure needs in our wholesale segment. In March 2001, we terminated a container and chassis maintenance agreement and brought that function in-house, increasing administrative labor costs. Partially offsetting this cost increase were savings in our retail segment associated with reduced headcount in 2002. The retail segment employed an average of 86 fewer people during 2002 primarily as a result of consolidation and integration activities. Our corporate costs increased in 2002 due primarily to increased compensation expense.

Depreciation and Amortization.    Depreciation and amortization expenses decreased $8.2 million, or 44.8%, for 2002 compared to 2001 primarily as a result of adopting SFAS 142 on December 29, 2001 and ceasing the amortization of goodwill during 2002. Depreciation expense was $10.1 million and $10.8 million in 2002 and 2001, respectively, and goodwill amortization expense was $0 and $7.5 million for 2002 and 2001, respectively.

Merger and Severance.    During 2001, we recorded a charge of $1.6 million including $0.8 million for the severance of employees in the wholesale segment, $0.5 million for additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required, and $0.3 million for the write-off of retail segment assets that were abandoned. The 2001 charge was partially offset by the release of $1.2 million of remaining unused liability from a 2000 charge related to workforce reductions (employee and agencies) that are no longer needed due to employees/agents leaving prior to being terminated. We estimate that the costs savings associated with the 2001 charge was approximately $0.2 million in 2002 and will result in similar annual savings thereafter. Payments for this charge are funded from cash from operations and, if necessary, borrowing under our revolving credit facility. Remaining payments of $0.9 million are expected to be paid through the end of the 2003 fiscal year.

Other.    Other expenses in 2001 included $1.9 million in the retail segment for the write-off of agent balances due to an agent bankruptcy, $1.6 million for the write-off of initial public offering costs and $0.5 million in the wholesale segment for early termination costs associated with the termination of a chassis and container maintenance agreement.

Income From Operations.    Income from operations increased $23.1 million, or 45.3%, from $51.0 million in 2001 to $74.1 million in 2002. The increase in operating profit is a result of the increase in net revenues and wholesale segment margins described above. Wholesale segment income from operations increased $18.2 million due primarily to the strength in wholesale third-party domestic operations, increased ancillary revenues and the absence in 2002 of the 2001 merger and severance and other charges and the charge for the container and chassis return program, partially offset by increased labor costs associated with the infrastructure needs of the wholesale division. Retail segment income from operations increased $5.6 million reflecting the elimination of goodwill amortization expense, savings associated with reduced headcount related to our year 2001 consolidation and integration activities and the absence in 2002 of the 2001 merger and severance and other charges, partially offset by the effects of the economic downturn discussed above.

Interest Expense.    Interest expense decreased by $7.1 million, or 17.9%, for 2002 compared to 2001 due to a lower level of outstanding debt and lower interest rates during 2002. In June 2002, we completed our initial public offering of common stock and repaid $125.9 million of our variable interest rate bank debt.

Income Tax Expense.    Income tax expense increased $13.2 million in 2002 compared to 2001 due to higher pre-tax income in 2002 combined with a higher effective income tax rate. The effective tax rate increased to 40.4% during 2002 compared to 31.6% for 2001 due primarily to the effects in 2001 of revisions to prior years’ estimated liabilities. The effective tax rate going forward is expected to be approximately 40%.

Minority Interest Expense.    Minority interest expense, which represented 7.5% paid-in-kind dividends on the Series B exchangeable preferred stock of Pacer Logistics, decreased $0.8 million to $0 in 2002 because all 22,348.44 outstanding shares were exchanged for the Company’s common stock in conjunction with our initial public offering in June 2002 at an exchange rate of 200 shares of common stock for each outstanding share of exchangeable preferred stock and because dividends ceased to accrue as of May 28, 2001.

Net Income.    Net income increased $17.8 million from $7.0 million in 2001 to $24.8 million in 2002 due to the increased income from operations discussed above, coupled with reduced interest expense due to lower debt levels and interest rates in 2002 and reduced minority interest charges. Partially offsetting this increase was increased income tax expense associated with higher pre-tax income in 2002.

Fiscal Year Ended December 28, 2001 Compared to Fiscal Year Ended December 29, 2000

The following table sets forth our historical financial data for the fiscal years ended December 28, 2001 and December 29, 2000. The year 2000 data includes the results of operations of our four acquisitions since their respective dates of acquisition. Conex was acquired on January 13, 2000 and is included in both periods, GTS was acquired on August 31, 2000, RFI was acquired on October 31, 2000 and Rail Van was acquired on December 22, 2000. An asterisk indicates that retail segment data are not comparable because the 2000 amounts include the results of operations of the GTS, RFI and Rail Van acquisitions only since acquisition.

Financial Data Comparison by Reportable Segment

Fiscal Years Ended December 28, 2001 and December 29, 2000

(in millions)

	2001	2000	Change	% Change
Gross revenues
Wholesale	$808.8	$814.7	$(5.9)	(0.7)%
Retail	952.8	503.9	448.9	*
Inter-segment elimination	(90.7)	(37.3)	(53.4)	*

Total	1,670.9	1,281.3	389.6	30.4
Cost of purchased transportation and services
Wholesale	620.9	631.5	(10.6)	(1.7)
Retail	809.4	411.4	398.0	*
Inter-segment elimination	(90.7)	(37.3)	(53.4)	*

Total	1,339.6	1,005.6	334.0	33.2
Net revenues
Wholesale	187.9	183.2	4.7	2.6
Retail	143.4	92.5	50.9	*

Total	331.3	275.7	55.6	20.2
Direct operating expenses
Wholesale	101.7	90.4	11.3	12.5
Retail	—	—	—	—

Total	101.7	90.4	11.3	12.5
Selling, general & administrative expenses
Wholesale	43.0	37.7	5.3	14.1
Retail	108.8	60.6	48.2	*
Corporate	4.1	4.3	(0.2)	(4.7)

Total	155.9	102.6	53.3	51.9
Depreciation and amortization
Wholesale	5.6	5.4	0.2	3.7
Retail	12.7	6.2	6.5	*

Total	18.3	11.6	6.7	57.8
Merger and severance
Wholesale	—	—	—	*
Retail	0.2	7.7	(7.5)	*
Corporate	0.2	—	0.2	*

Total	0.4	7.7	(7.3)	*
Other
Wholesale	0.5	—	0.5	N/A
Retail	1.9	—	1.9	N/A
Corporate	1.6	—	1.6	N/A

Total	4.0	—	4.0	N/A
Income from operations
Wholesale	37.1	49.7	(12.6)	(25.4)
Retail	19.8	18.0	1.8	*
Corporate	(5.9)	(4.3)	(1.6)	*

Total	51.0	63.4	(12.4)	(19.6)
Interest expense, net	39.6	34.1	5.5	16.1
Income tax expense	3.6	12.9	(9.3)	(72.1)
Minority interest	0.8	1.6	(0.8)	(50.0)

Net income	$7.0	$14.8	$(7.8)	(52.7)%

*	Not comparable

Overview.    Our results for 2001 were negatively impacted by the continuation of the general economic downturn, and particularly a cyclical slowdown in the automotive sector. As a result, our intermodal marketing, truck brokerage and warehousing operations experienced reduced shipments from major retailers and other customers including Ford, Kmart and Bridgestone, and our wholesale operations were affected by reduced automotive shipments. Ford and Bridgestone were two key customers of our 2000 acquisitions. These factors have resulted in reduced shipments which have caused our actual results to be less than the pro forma results as presented in Note 4 to the consolidated financial statements.

Gross Revenues.    Gross Revenues increased $389.6 million, or 30.4%, for the fiscal year ended December 28, 2001 compared to the fiscal year ended December 29, 2000. Gross revenues in our retail segment increased $448.9 million in fiscal year 2001 as compared to fiscal year 2000. The 2000 acquisitions of GTS, RFI and Rail Van represented $484.5 million of the increase in retail segment gross revenues. Excluding these three acquisitions, gross revenues for the retail segment decreased by approximately $35.6 million, reflecting a $49.2 million reduction in intermodal marketing, truck brokerage and warehousing operations partially offset by a $13.6 million increase in revenues in truck service operations. The decrease in intermodal marketing, truck brokerage and warehousing primarily reflects the cyclical slowdown in the automotive sector. The truck service increase was due primarily to increased cross-selling business across our divisions, additional J.C. Penney business in Los Angeles as well as the addition of two agents in the division.

Wholesale segment gross revenues decreased $5.9 million, or 0.7%, reflecting an increase in wholesale third-party domestic operations offset by a decrease in wholesale automotive and wholesale international operations. The increase in the wholesale third-party domestic operations was a result of increased freight revenues from several intermodal marketing companies, including our intermodal marketing operations, as well as an increase in repositioning revenues of $3.6 million. The wholesale automotive operations decrease in freight revenues reflected the cyclical slowdown in the automotive sector, while the wholesale international operations decrease in freight revenue was primarily a result of the loss of low margin business of an international shipping customer. In the aggregate, freight revenues in the wholesale segment decreased $31.9 million, or 4.2%. This decrease was partially offset by increased ancillary revenues of $22.4 million from railcar rental and container per diem revenue associated with the increase in equipment in 2001. The freight revenue decrease reflected reduced container volumes of 19,151, or 2.7%, as well as a 1.6% decline in the average freight revenue per container. Container volume declines were due primarily to the reduction in automotive traffic resulting from the cyclical slowdown noted above, as well as the loss of the international shipping customer. The reduction in the average freight revenue per container resulted primarily from the elimination of the 3% fuel surcharge during 2001 as well as overcapacity in selected markets which increased competitive pressures to reduce transportation prices, principally in the first half of 2001. Inter-segment revenues increased by $53.4 million primarily as the result of our 2000 acquisitions of GTS, RFI and Rail Van and our strategy to increase the use of intercompany services and cross-selling activities.

Net Revenues.    Net revenues increased $55.6 million, or 20.2%, for 2001 compared to 2000. The 2000 acquisitions accounted for a $63.3 million increase in retail segment net revenues, while the remaining retail segment operations decreased $12.4 million primarily due to the economic downturn discussed above. The wholesale segment’s cost of purchased transportation decreased $10.6 million on container volume decreases of 2.7% as discussed above. Since the decrease in the cost of purchased transportation was greater than the decrease in segment gross revenues, the wholesale segment net revenues increased $4.7 million in 2001 compared to 2000. The wholesale segment gross margin increased to 23.2% in 2001 from 22.5% in 2000 due primarily to the increase in ancillary services such as railcar rental and container per diem revenue partially offset by reduced margins on freight transportation associated with the elimination of the fuel surcharge during 2001 as well as competitive market pressures in the first half of 2001 related to excess capacity. The retail segment gross margin decreased to 15.1% in 2001 from 18.4% in 2000 due primarily to the lower margins associated with business of the 2000 acquisitions.

Direct Operating Expenses.    Direct operating expenses, which are incurred only by the wholesale segment, increased $11.3 million, or 12.5%, in 2001 compared to 2000 due to increased equipment lease expenses as a result of the expansion of the fleet of railcars partially offset by a reduction in maintenance expenses. In addition during 2001, $1.4 million was charged for container and chassis return costs required in order to return 2,700 containers and 1,300 chassis as part of a program to downsize the container and chassis fleet.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $53.3 million, or 51.9%, in 2001 compared to 2000 primarily as a result of increased expenses associated with the 2000 acquisitions as well as filling out the infrastructure of our wholesale division. The 2000 acquisitions of GTS, RFI and Rail Van accounted for $46.9 million of the retail segment increase. An additional $0.8 million of the increase was due to costs associated primarily with the consolidation of retail segment operations in Columbus, Ohio and legal fees of $0.3 million related to a lawsuit filed by us against a former owner of an acquired business accounted for the remaining retail segment increase. The wholesale segment accounted for $5.3 million of the increase due primarily to an increase in headcount during 2001 associated with completing the organizational changeover from APL Limited to Pacer since May 1999. In addition, during March 2001, we terminated a container and chassis maintenance agreement and brought that function in-house, which while increasing administrative labor costs, reduced repair and maintenance costs and provided for more control of the maintenance function.

Depreciation and Amortization.    Depreciation and amortization expenses increased $6.7 million, or 57.8%, for 2001 compared to 2000. The retail segment including the 2000 acquisitions of GTS, RFI and Rail Van accounted for $6.5 million of the increase and the wholesale segment accounted for the remaining $0.2 million. Depreciation expense was $10.8 million and $6.9 million and goodwill amortization expense was $7.5 million and $4.7 million for 2001 and 2000, respectively. We adopted SFAS 142 on December 29, 2001. We ceased goodwill amortization beginning December 29, 2001.

Merger and Severance.    In December 2000, we recorded a charge of $7.7 million relating to the consolidation of retail segment operations resulting from the December 22, 2000 acquisition of Rail Van. The charge included $5.0 million for the severance of 99 employees from the Chicago, Memphis, Los Angeles and Walnut Creek offices and the termination of agency agreements. An additional $2.0 million covered lease costs through lease termination in 2006 for facilities no longer required, primarily in Walnut Creek and Memphis. The remaining $0.7 million of this charge was for the write-off of computer software under development. Through December 28, 2001, $2.8 million had been charged to the reserve for the severance of 80 employees and $1.8 million had been charged related to facilities and other. The severance plan will be completed by the end of 2003 as payments for senior management severance are spread over two years. We estimate that the cost savings associated with the plan were approximately $2.8 million in 2001, $6.0 million in 2002 and will be approximately $6.0 million annually thereafter. Payments for this charge have been funded from cash from operations and borrowings under our revolving credit facility.

During 2001, we recorded an additional charge of $1.6 million including $0.8 million for the severance of employees in the wholesale segment, $0.5 million for additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required and $0.3 million for the write-off of retail segment assets that have been abandoned. The 2001 charge was partially offset by the release of $1.2 million of remaining unused liability from the 2000 charge related to planned workforce reductions (employee and agencies) that are no longer needed due to employees/agents leaving prior to being terminated. We estimate that the costs savings associated with the 2001 additions to the plan was approximately $0.1 million in 2001 and will be approximately $0.2 million annually thereafter. Payments for this charge will be funded from cash from operations and, if necessary, borrowings under our revolving credit facility.

Other.    Other expenses in 2001 included $1.9 million in the retail segment for the write-off of agent balances due to an agent bankruptcy, $1.6 million for the write-off of costs associated with our initial public offering and $0.5 million in the wholesale segment for early termination costs associated with the termination of a chassis and container maintenance agreement.

Income From Operations.    Income from operations decreased $12.4 million, or 19.6%, from $63.4 million in 2000 to $51.0 million in 2001. The wholesale segment accounted for a $12.6 million decrease due primarily to the reduction in automotive shipments, the $1.4 million charge for container and chassis return costs required to downsize the container and chassis fleet, the increase in equipment costs associated with the expansion of the railcar fleet and the merger and severance charge. Retail segment income from operations increased by $1.8 million for 2001 compared to 2000. Income from operations for acquisitions made in 2000 was approximately $7.5 million while the remaining retail operations decreased $5.7 million reflecting the economic downturn discussed above, the write-off of agent balances and the merger and severance charge. The write-off of initial public offering costs accounted for an additional $1.6 million of the decline in income from operations.

Interest Expense.    Interest expense increased by $5.5 million, or 16.1%, for 2001 compared to 2000 due to the higher level of outstanding debt during 2001 partially offset by lower interest rates in 2001. We borrowed $68.2 million under the revolving credit facility and issued $40.0 million in new term loans to fund the acquisitions of GTS, RFI and Rail Van during 2000. Also during 2000, we borrowed $15.0 million from the revolving credit facility to fund the acquisition of Conex. Interest expense related to this borrowing is comparable in both periods.

Income Tax Expense.    Income tax expense decreased $9.3 million in the 2001 period compared to the 2000 period due to lower pre-tax income in the 2001 period. The effective tax rate also declined from 44.0% in 2000 to 31.6% in 2001 due primarily to the effects of revisions to prior years’ estimated liabilities.

Minority Interest Expense.    Minority interest expense, which represents 7.5% paid-in-kind dividends on the Series B exchangeable preferred stock of Pacer Logistics, decreased by $0.8 million because the dividends ceased to accrue as of May 28, 2001. As a result, we have not recognized any minority interest expense since that date.

Net Income.    Net income decreased $7.8 million from $14.8 million in 2000 to $7.0 million in 2001. The decrease was due to the decreased income from operations associated with the economic downturn discussed above and increased interest expense associated with a higher level of outstanding debt in 2001. Partially offsetting the decrease were reduced income tax expense and minority interest charges.

Liquidity and Capital Resources

Cash generated by operating activities was $14.9 million and $5.2 million for the first three months of 2003 and 2002, respectively. The increased source of cash was due to improved operating results for the 2003 quarter coupled with improved cash from working capital sources and reduced interest costs associated with the repayment of debt with the proceeds of our June 2002 initial public offering as well as our pay down of debt during the 2003 quarter. In addition, we made merger and severance payments of $0.3 million and $1.0 million during the 2003 and 2002 quarters, respectively.

Cash generated by operating activities was $28.7 million, $21.8 million and $1.2 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. The increase in cash provided by operating activities in 2002 was due primarily to improved operating results for the year coupled with reduced interest costs due to the repayment of debt with proceeds of our June 2002 initial public offering. The increase in cash provided by operating activities in 2001 was due primarily to the $11.1 million decrease in accounts receivable in 2001 compared to a $14.3 million increase in 2000. The 2001 accounts receivable reduction resulted primarily from improved collection efforts coupled with decreased revenue levels excluding the revenues associated with the 2000 acquisitions. In addition, we made merger and severance cash payments of $2.6 million in 2002, $4.6 million in 2001 and paid acquisition fees and expenses of $1.0 million in 2002 and $2.8 million in 2001 primarily for the acquisition of Rail Van. Cash generated from operating activities is typically used for working capital purposes, to fund capital expenditures, to repay debt and for acquisitions. We had working capital of $46.8 million, $36.5 million and $20.1 million at April 4, 2003, December 27, 2002 and December 28, 2001, respectively.

Our operating cash flows are also the primary source for funding our contractual obligations. The table below summarizes as of April 4, 2003, our major commitments consisting of long-term debt, capital lease and operating lease requirements.

Debt and Lease Obligation Payment Requirements

($ in millions)

	Total	2003	2004	2005	2006/2007	Thereafter

Long-term debt(1)	$255.0	$7.5	$17.5	$22.5	$50.0	$157.5
Operating leases	348.1	38.3	48.5	41.8	63.7	155.8
Capital leases	0.1	0.1	—	—	—	—

Total	$603.2	$45.9	$66.0	$64.3	$113.7	$313.3

(1)	Reflects the refinancing of our senior credit facility on June 10, 2003 and the redemption of our senior subordinated notes on July 10, 2003.

On June 10, 2003 we entered into a new senior credit facility. Initial borrowings under the new senior credit facility were used to refinance outstanding indebtedness under the prior credit facility and to redeem $150 million (the entire principal amount outstanding) of our senior subordinated notes. See “Description of Certain Indebtedness.” Our new senior credit facility matures on June 10, 2010. Our total long-term debt was originally incurred to finance our recapitalization, the acquisition of Pacer Logistics and the four acquisitions in 2000. Our initial public offering in June 2002 repaid $125.9 million of that debt. There were no acquisitions in 2001 or 2002. The majority of the operating lease requirements relate to our wholesale segment’s lease of railcars, containers and chassis. In addition, each year a portion of the operating leases require renewal or can be terminated based upon equipment requirements. Partially offsetting these lease payment requirements are railcar and container per diem revenues (not reflected in the table above) which were $17.1 million in the first three months of 2003, $61.9 million in 2002, $52.5 million in 2001 and $30.1 million in 2000.

Based upon the current level of operations and the anticipated future growth in both operating segments, management believes that operating cash flow and availability under the revolving credit facility will be adequate to meet our working capital, capital expenditure and other cash needs for at least the next two years, although no assurance can be given in this regard.

Cash flows used in investing activities were $1.2 million and $1.4 million for the first three months of 2003 and 2002, respectively. The use of cash in the 2003 quarter included $0.7 million for trailers at our truck services division of our retail segment with the remaining expenditures for normal computer system replacement items. Capital expenditures during the 2002 quarter were for the planned conversion from APL Limited’s computer systems to a stand-alone capability for our wholesale segment and the expansion of our retail segment computer system to handle all of our retail operations requirements.

Cash flows used in investing activities were $7.8 million, $14.4 million, and $130.7 million for 2002, 2001 and 2000, respectively. The use of cash in 2002 was due to capital expenditures of $8.7 million partially offset by $0.9 million of proceeds from the sale of retired equipment. Capital expenditures included $4.3 million for the process of converting from APL Limited’s computer systems to a stand-alone capability for our wholesale segment, $2.0 million for the expansion of the Rail Van computer systems to handle our retail segment operating requirements and $2.4 million for computer replacement, furniture and fixtures and leasehold improvements. The use of cash in 2001 was due to capital expenditures of $7.2 million for the conversion from APL Limited’s computer systems to a stand-alone capability for our wholesale segment and $3.8 million for the expansion of the Rail Van computer systems to handle our retail segment operating requirements. An additional $3.6 million of capital expenditures was for computer replacement, furniture and fixtures and leasehold improvements. These amounts were partially offset by net proceeds of $0.2 million for the sale of property. The use of cash in 2000 was due primarily to purchase price and fees paid for acquiring Conex assets for $26.1 million, GTS for $15.3 million, RFI for $16.8 million and Rail Van for $67.4 million, partially offset by net proceeds of $0.4 million for the sale of retired wholesale and retail segment property. Capital expenditures for normal computer replacement and facility leasehold improvements in 2003 are budgeted at $3.6 million.

In March 2001, we commenced plans for the conversion from APL Limited’s computer systems to a stand-alone capability based on information technology systems currently available in the marketplace from unrelated third parties. At December 27, 2002, an aggregate of $11.5 million had been paid to such third parties for the acquisition and development of software in connection with the conversion project, which has been capitalized in property and equipment under SOP 98-1. This amount includes $6.9 million paid to a third party developer under a fixed-price development contract discussed below.

During the third quarter of 2002, we engaged in the negotiation of proposed contract modifications requested by the developer that, if accepted and agreed to, would have extended the completion of the development work through the end of 2004 at an increased cost to us. Since we were not able to reach a mutually acceptable agreement with the developer, during the fourth quarter of 2002 we instituted arbitration under the contract seeking damages for the developer’s failure to complete the contract and other claims. The developer answered by denying liability and asserting a counter-claim against us for failing to continue to make progress payments following the developer’s breach of the contract. We have denied liability on the developer’s counter-claim and on any obligation to continue to make payments to the developer. The arbitration remains in its early stages. On April 7, 2003, the developer and its corporate affiliates completed a general assignment for the benefit of creditors under California law. Under this assignment, the developer and its corporate affiliates transferred ownership of all their rights in tangible and intangible assets, including the developer’s counter-claims in the arbitration proceeding, to a third-party assignee for purposes of liquidating such assets, winding down the developer and its corporate affiliates, and distributing the net liquidation proceeds to creditors. The assignee has not yet confirmed what course of action it will take with respect to the arbitration proceeding. As a result, we are unable to assess the likely outcome of the arbitration but intend to pursue vigorously our claims, including our right to receive all software developed under the contract, and to defend ourselves from the developer’s counterclaims, if necessary. We will continue to avail ourselves of the services and support under our existing long-term agreement with APL Limited pending the outcome of the arbitration and the conversion project.

We believe that it is probable that software being developed for internal use will be completed and placed in service as we have the ability and intention to complete this software project. However, in the event facts and circumstances change which would indicate that it is no longer probable that the computer software under development will be completed and placed in service, we would evaluate the previously capitalized software for impairment.

Cash flows used in financing activities were $13.7 million and $3.8 million for the first three months of 2003 and 2002, respectively. During the 2003 quarter, we repaid $5.3 million of the term loan and the $5.0 million subordinated note related to the 2000 acquisition of assets from Conex Global Logistics Services, Inc. Members and a former member of management exercised options to purchase 31,600 shares of our common stock for total proceeds of $0.2 million. The proceeds were used for general corporate purposes. During the 2002 quarter, we repaid $3.6 million of the revolving credit facility, $0.8 million of term loans and $0.1 million of capital lease obligations.

Cash flows used in, or (provided by), financing activities were $20.9 million, $7.4 million and $(117.3) million for 2002, 2001 and 2000, respectively. During 2002, we completed our initial public offering. Proceeds of $125.9 million, net of fees and expenses of $12.9 million, from this transaction were used to repay $63.5 million of term loans and $62.4 million of the revolving credit facility. In addition, during 2002 we repaid $6.7 million of term loans, $8.4 million of the revolving credit facility and $0.3 million of capital lease obligations.

Former members of management and a former director exercised options to purchase 22,866 shares of our common stock for total proceeds of $0.1 million. The proceeds were used for general corporate purposes.

The use of cash during 2001 was due to debt repayment. During 2001, we repaid $6.0 million under the revolving credit facility, $1.3 million of term loans and $0.2 million of capital lease obligations. Also during 2001, certain members of senior management exercised options to purchase 366,374 shares of our common stock for total proceeds of $0.1 million. The proceeds were used to repay the remaining portion of the notes payable to management that were part of the purchase price for Pacer Logistics acquired on May 28, 1999 and for general corporate purposes. In addition, certain members of senior management exercised options to purchase 27,498 shares of our preferred stock for total proceeds of $0.2 million. We repurchased and retired the preferred stock that arose from the exercise of the options.

During 2000, we borrowed $83.2 million under our previous revolving credit facility and issued $39.4 million in new term loans (net of $0.6 million in loan fees) to acquire Conex assets, GTS, RFI and Rail Van. In connection with the January 13, 2000 acquisition of Conex assets, we also issued Conex shareholders an 8.0% subordinated note in the aggregate principal amount of $5.0 million due January 13, 2003 and issued 600,000 shares (valued at $6.0 million) of our common stock. In connection with the December 22, 2000 acquisition of Rail Van, we issued Rail Van shareholders 560,000 shares (valued in the aggregate at $7.0 million) of our common stock. Our management exercised options to purchase 682,746 shares of common stock for total proceeds of $0.9 million during 2000. The proceeds were used to repay notes payable to management which were part of the purchase price for the May 28, 1999 acquisition of Pacer Logistics and for general corporate purposes. We repaid $8.9 million of Rail Van debt assumed at acquisition, $6.4 million of the revolving credit facility, $1.3 million of term loans, $0.4 million of notes payable to management and $0.1 million of capital lease obligations during 2000.

Prior to the consummation of our initial public offering, we issued 4,469,688 shares of common stock in exchange for all outstanding shares of Pacer Logistics exchangeable preferred stock at an exchange rate of 200 shares of common stock for each outstanding share of Pacer Logistics exchangeable preferred stock.

On July 10, 2003, we redeemed the entire $150 million outstanding principal amount of our senior subordinated notes due in 2007 at a redemption price equal to 105.875% of the outstanding principal amount for a total redemption payment of $158,812,500.00, plus interest of 11.75% on such notes up to the redemption date. The $135.0 million term loan due in 2006 under our prior credit facility (outstanding balance at April 4, 2003 was $96.2 million), and the previous $100.0 million revolving credit facility expiring in 2004 (no outstanding balance at April 4, 2003), each bore interest at a variable rate based on, at our option, the Eurodollar rate plus a margin, or a base rate plus a margin. The base rate was the highest of the prime rate, the federal funds rate plus 0.5% or a certificate of deposit rate plus 0.5%. The margin over the Eurodollar rate or the base rate ranges from 1.5% to 3% based upon our leverage and the interest rate option elected. The margin increases or decreases by 0.25% for each change in our leverage ratio between 3.25 and 4.0, between 4.0 and 5.0, and greater than 5.0. At April 4, 2003, the interest rate on the term loans was 3.95%. Voluntary prepayments and commitment reductions were generally permitted without premium or penalty. The credit facilities are generally guaranteed by all of our existing and future direct and indirect wholly-owned subsidiaries’ properties and assets. At April 4, 2003, we had $90.1 million available under the revolving credit facility, net of $9.9 million of outstanding letters of credit. The credit agreement contains restrictions and financial covenants such as an adjusted total leverage ratio and a consolidated interest coverage ratio. At April 4, 2003, we were in compliance with these covenants. For information regarding our new senior secured credit facility, see “Description of Certain Indebtedness.”

On August 9, 1999, we entered into a first amendment to the credit agreement to increase the maximum amount that can be drawn under the revolving credit facility on the day of notification of borrowing to $10.0 million from $2.5 million. On January 7, 2000, we entered into a second amendment to the credit agreement to modify the definition of excess cash flow to allow for the acquisition of the Conex assets. On December 22, 2000, we entered into a third amendment to the credit agreement to provide for an additional term loan in the amount of $40.0 million which was borrowed to finance the acquisition of Rail Van. This term loan was repaid with proceeds from our initial public offering. On May 14, 2002, we entered into a fourth amendment to the credit agreement to permit, in connection with our initial public offering, the exchange of the Pacer Logistics exchangeable preferred stock and the reorganization of Coyote Acquisition, LLC, an affiliate of our largest shareholder.

We entered into two interest rate swap agreements on April 11, 2001 with a combined notional amount of $100.0 million, which mature on October 11, 2002, to manage fluctuations in cash flows resulting from interest rate risk. These swap agreements effectively changed the variable-rate cash flows on our debt obligations to fixed-rate cash flows. Under the terms of the interest rate swap agreements, we received variable interest rate payments based on LIBOR and make fixed interest rate payments at 4.43%. Our average interest rate for amounts received during the 2002 quarter was approximately 1.9%. There was no statement of operations impact related to the expiration of the swaps on October 11, 2002. There were no swaps outstanding as of April 4, 2003.

The table below displays our wholesale segment container and chassis operating lease additions and returns over the past three years and the first quarter of 2003. We have ordered 3,000 new 53-foot containers for delivery during 2003, with an option to order an additional 500 containers, and anticipate returning approximately 1,400 48-foot and 53-foot containers during the year. During the first quarter of 2003, we returned 510 primarily 48-foot chassis for remanufacture into 53-foot chassis, and have received 516 53-foot chassis under operating leases. In addition, 773 40-foot chassis were added under operating leases to replace chassis previously sublet from APL Limited. We have returned 326 48-foot containers and 246 53-foot containers under operating leases during the quarter. During 2002, the wholesale segment took delivery of 1,770 primarily 53-foot chassis and 1,156 primarily 53-foot containers financed through operating leases and returned 1,795 primarily 48-foot chassis and 1,673 primarily 48-foot containers. During 2001, we received 1,100 leased containers and 80 leased chassis and returned 2,278 primarily 48-foot leased containers and 1,629 leased chassis. During 2000, we received 4,156 leased containers and 3,425 leased chassis and returned 1,470 primarily 48-foot leased containers and 506 leased chassis. In addition, we retired 593 owned 48-foot containers.

	Additions	Returns
Containers
First Quarter 2003	—	572
2002	1,156	1,673
2001	1,100	2,278
2000	4,156	2,063

Total	6,412	6,586

Chassis
First Quarter 2003	1,289	510
2002	1,770	1,795
2001	80	1,629
2000	3,425	506

Total	6,564	4,440

We entered into operating lease agreements for 1,300 railcars during 2000 and 2001 as described below. The long-term lease obligations associated with this equipment is reflected in the Debt and Lease Obligation Payment Requirements table above. All of the railcars have been received and we do not anticipate ordering any additional railcars during 2003.

Lease Date	Lease Term	Number Ordered and Received
9/1/2000	Monthly	200
10/4/2000	15 Yrs	250
1/2/01	5 Yrs	250
2/14/01	15 Yrs	100
6/19/01	15 Yrs	250
9/25/01	5 Yrs	250

	Total	1,300

The two five-year term lease contracts have two additional five-year renewal options. All leases include change of control provisions, however these only apply if the new entity does not assume all of the obligations and when certain financial requirements are not met, such as, for example, the new entity maintaining a minimum net worth of $17.4 million or a Standard & Poor’s credit rating of at least B+. If these requirements were not met, the lessor would have the right to retake the railcars and/or collect damages after disposal of the equipment, if necessary, to recover costs associated with the lease of the equipment.

On December 22, 2000, pursuant to a stock purchase agreement, we acquired all of the capital stock of Rail Van. Rail Van provides truck brokerage, intermodal marketing and logistics services. The purchase price of $76.0 million included $4.0 million of acquisition costs, a cash payment to owners of $67.0 million, the issuance to Rail Van stockholders of 560,000 shares of our common stock (valued in the aggregate at $7.0 million) and a post-closing adjustment of $2.0 million refunded by the sellers based on Rail Van’s results for 2000 through December 22. The acquisition was funded with a borrowing of $40.2 million under our revolving credit facility, $40.0 million in new term loans and the issuance of our common stock. Operating results of the acquisition are included in our retail segment from the date of acquisition. The acquisition resulted in $75.2 million of goodwill. As of December 27, 2002, we adjusted our purchase price allocation for the acquisition of Rail Van to increase goodwill and accounts payable each by $6.8 million. This adjustment, which corrects the purchase accounting of Rail Van, Inc., was made in 2002 as the effect of the error was not considered material. The effect on the net income for the fiscal year ended December 28, 2001, taking into consideration a 40-year goodwill life, was also not considered material.

On October 31, 2000, pursuant to a stock purchase agreement, we acquired all of the capital stock of RFI Group, Inc. RFI provides international freight forwarding and freight transportation services. The purchase price was $18.5 million including acquisition fees of $0.5 million, a net cash payment to owners of $16.4 million and a working capital adjustment of $1.6 million. A portion of the net cash payment was used to repay $5.2 million of indebtedness. The acquisition was funded by $18.0 million of borrowings under our revolving credit facility. In connection with the acquisition, former owners of RFI that continued as employees were granted 250,000 options to purchase our common stock. Operating results of the acquisition are included in our retail segment from the date of acquisition. The acquisition resulted in $17.4 million of goodwill. During 2001, we reviewed and increased the gross goodwill recorded for this acquisition by $0.3 million.

On August 31, 2000, we acquired all of the capital stock of GTS Transportation Services, Inc. for $17.8 million including acquisition fees and expenses of approximately $0.6 million, a net cash payment to owners of $15.0 million and a maximum earn-out amount of $2.2 million. The acquisition was funded by $10.0 million of borrowings under our revolving credit facility. GTS is a provider of transportation services, including logistics and truck brokerage in North America. In connection with the acquisition, former owners of GTS that continued as employees were granted 30,000 options to purchase our common stock. Operating results of the acquisition are included in our retail segment from the date of acquisition. The acquisition resulted in $21.2 million of goodwill. During 2001, we reviewed and decreased the gross goodwill recorded for this acquisition by $1.1 million as a result of the finalization of certain pre-acquisition contingencies.

On January 13, 2000, pursuant to the terms of an asset purchase agreement, we acquired substantially all of the assets and assumed specified liabilities of Conex Global Logistics Services, Inc., MSL Transportation Group, Inc., and Jupiter Freight, Inc. (collectively “Conex”), a multipurpose provider of transportation services including intermodal marketing, local trucking and warehousing and distribution. The purchase price of $37.4 million included acquisition fees of approximately $1.3 million, a cash payment to owners of $25.1 million, the issuance to Conex shareholders of an 8.0% subordinated note in the aggregate principal amount of $5.0 million and the issuance to Conex shareholders of 600,000 shares (valued in the aggregate at $6.0 million) of our common stock. We borrowed $15.0 million under the revolving credit facility to fund the acquisition. Operating results of the acquisition were included in our retail segment beginning January 1, 2000. The acquisition resulted in $32.0 million of goodwill. In 2001, we reviewed and increased the gross goodwill recorded for this acquisition by $0.1 million.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board issued SFAS 148, “Accounting for Stock Based Compensation—Transition and Disclosure,” in December 2002. SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We will continue to account for its stock based compensation according to the provisions of APB Opinion No. 25.

The Financial Accounting Standards Board issued SFAS 143, “Accounting for Asset Retirement Obligations,” in July, 2001. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS 143 on December 28, 2002 and it has had no significant effect on our results of operations or financial condition.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in July 2002. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect implementation of this standard to have a significant effect on our results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for the year ending December 31, 2002, which expand the disclosures required by a guarantor about its obligations under a guarantee. FIN 45 also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. We do not expect that FIN 45 will have a significant effect on our results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect that FIN 46 will have a significant effect on our results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk is affected primarily by changes in interest rates. Under our policies, we may use hedging techniques and derivative financial instruments to reduce the impact of adverse changes in market prices. The quantitative information presented below and the additional qualitative information presented in this management’s discussion and analysis section and Notes 1, 5 and 6 of the Consolidated Financial Statements included in this prospectus describe significant aspects of our financial instrument programs which have a material market risk.

We have market risk in interest rate exposure, primarily in the United States. We manage interest exposure through our mix of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposure when appropriate based on market conditions. For qualifying hedges, the interest differential of swaps is included in interest expense.

Based upon the average variable interest rate debt outstanding during 2002, a 1% change in our variable interest rates would have affected our 2002 pre-tax earnings by approximately $1.7 million. For 2001, a 1% change would have affected 2001 pre-tax earnings by approximately $2.5 million.

We also manage our fixed rate debt to reduce our exposure to interest rate changes. The fair value of our fixed rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in increases or decreases in the market value of our debt due to differences between market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 1% increase in interest rates at December 27, 2002, the fair value of our fixed rate long-term debt would decrease by $5.1 million. Based on a hypothetical immediate 1% decrease in interest rates at December 27, 2002, the fair value of our fixed rate long-term debt would increase by $5.4 million. Regarding the fair value of our fixed rate debt, changes in interest rates have no impact on our consolidated financial statements.

As our foreign business expands, we will be subjected to greater foreign currency risk.

Inflation

We contract with railroads and independent truck operators for our transportation requirements. These third parties are responsible for providing their own diesel fuel. To the extent that increased fuel prices are passed along to us, we have historically passed these increases along to our customers. However, there is no guarantee that this will be possible in the future.

BUSINESS

Overview

We are a leading North American non-asset based logistics provider. Within North America, we are one of the largest truck brokers, and we are one of the largest intermodal marketing companies, which facilitate the movement of freight by trailer or container using two or more modes of transportation. With one of the largest ground-based networks in North America, we were responsible for more than 20% of all U.S. intermodal rail container shipments in 2002 and we purchase over $1 billion of rail transportation annually. We focus our business on our core intermodal product, with intermodal sales representing 75% of our total revenues. According to Armstrong & Associates, total expenditures managed by third-party logistics service providers in North America exceeded $65 billion in 2002 and grew at a compounded annual rate of approximately 14% between 1997 and 2002. We believe our size, geographic scope and comprehensive service offering provide us with distinct competitive advantages to capitalize on this growth trend. These advantages include: the ability to pass volume rate savings and economies of scale to our customers; a significant opportunity to cross-sell services to existing customers; the flexibility to tailor services to our customers’ needs in rapidly changing freight markets; and the ability to provide more reliable and consistent services. Using our proprietary information systems, we provide logistics services to numerous Fortune 500 and multi-national companies, including C.H. Robinson, Ford Motor Company, General Electric, Heinz, Sony, Union Pacific, Wal-Mart Stores, and Whirlpool, which together represented approximately 26% of our 2002 gross revenues, as well as numerous middle-market companies. We utilize a non-asset based strategy in which we seek to limit our investment in equipment and facilities and reduce working capital requirements through arrangements with transportation carriers and equipment providers. This strategy provides us with access to freight terminals and facilities and control over transportation-related equipment without owning assets.

For the three months ended April 4, 2003, we generated gross revenues of $395.9 million, net revenues of $94.5 million, net income of $7.4 million and EBITDA of $20.9 million. In 2002, we generated gross revenues of $1.6 billion, net revenues of $349.8 million, net income of $24.8 million and EBITDA of $84.2 million. For GAAP figures which we believe to be most directly comparable to EBITDA and a reconciliation of such GAAP figures and EBITDA, see Note (d) to “Summary Historical Financial Information” on page 7 and Note (g) to “Selected Financial Information” on page 22. A critical component of our business is our management team which has an average of 25 years of experience in the logistics industry. We believe their knowledge, relationships and experience provide us with a significant competitive advantage.

In June 2002, we completed our initial public offering of common stock, and used the net proceeds to repay a significant amount of our outstanding long-term debt.

Business Strategy

We intend to increase our revenue and profitability by:

•	Capitalizing on Strong Logistics Industry Trends and Fundamentals

The highly fragmented logistics market is consolidating and rapidly growing. We believe we are well positioned to benefit from these trends as providers of single point to point or limited logistics offerings will find it increasingly difficult to compete. As transportation management becomes increasingly sophisticated and the cost effectiveness of outsourcing increases, we believe companies will continue to seek full service supply chain management from a single company like us. Manufacturers and retailers are facing increasingly complex supply chain management issues due to rapidly changing freight patterns, increased international trade and global sourcing, more prevalent just-in-time inventory systems, increasingly demanding customer fulfillment requirements and pressures to reduce costs. According to Armstrong & Associates, total expenditures managed by third-party logistics  service providers in North America exceeded $65 billion in 2002 and have grown at a 14%

compounded annual rate over the last five years. We believe that our established market position, longstanding relationships with rail and truck carriers and our broad package of services will enable us to benefit from the expected continued growth in outsourcing of logistics functions.

•	Leveraging Our Comprehensive Service Portfolio Across Our Existing Customer Base

Total expenditures by our customers on third-party logistics providers is such that capturing only a few additional percentage points of their total logistics expenditures would result in considerable growth for us. We believe that we can leverage our portfolio of services, track record, relationships and understanding of our existing customers’ businesses to capture additional freight volume and provide additional logistics services. For example, two of our leading retail customers began to use our wholesale product to move freight more economically out of Mexico and as a lower cost alternative to trucking and several intermodal customers began to use our services for their local trucking needs. In addition, our wholesale segment represented only approximately 43% of our retail segment’s intermodal marketing needs in 2002.

We believe the unique combination of our wholesale and retail products and our ability to provide a comprehensive portfolio of services in rapidly changing freight markets provides us with competitive advantages by presenting significant opportunities for enhanced growth and operational synergies. We have dedicated a portion of our sales force to focus on selling additional services to our existing customers and have aligned our employee incentive program to encourage cross-selling. In addition, we have implemented new performance measurement tools to track on-time pick-up and delivery and claims management which allow our sales force to distinguish our high service reliability from our competitors.

•	Continuing to Drive Operational Efficiencies

We initiated several new operating programs in 2002 which are continuing in 2003 that we believe will result in significant cost savings and revenue increases in the future. We have added a sales management function across our divisions to optimize profitability based on domestic freight flows. We have upgraded our process for collecting container use fees, transferred the management of the maintenance of our container and chassis fleet in house, installed procedures to reduce the maintenance and repair costs on containers and chassis, and dedicated a team to optimize container utilization. In total, we have some 60 key objectives underway throughout the company. We have also established formal management processes and measures to increase utilization of our internal trucking and wholesale businesses across our divisions.

•	Continuing Our Non-Asset Based Logistics Strategy

We will continue to utilize a non-asset based logistics strategy in which we limit our investment in equipment and facilities and reduce working capital requirements through contracts and operating arrangements with rail carriers, independent trucking operators and other contractors and leasing companies. In our retail business, third-party equipment owners and operators and railroads provide the actual transportation of freight that we arrange on behalf of our customers. Our wholesale business utilizes leased equipment. More than 50% of our containers and chassis can either be returned or the related lease terminated in less than one year. In addition, all of railcar equipment is associated with revenue generating arrangements. Our contracts provide us with access to freight terminals and facilities and control over transportation-related equipment without having to own them. As a non-asset based logistics provider, we can focus on optimizing the transportation solution for our customers. We will continue to leverage our scale and our experience in managing large fleets of equipment owned by others to obtain favorable contract rates.

This strategy allows us to maintain a high level of operating flexibility and expand operations or introduce new products without having to invest a significant amount of capital. Also, by maintaining a cost structure that is highly variable in nature, we are able to respond quickly to changing market and economic conditions by adjusting the size of our operating fleet. Over the past two years, we generated average annual EBITDA of $76.8 million per year while our maintenance capital expenditures have averaged approximately $3 million per year. For GAAP figures which we believe to be most directly comparable to EBITDA and a reconciliation of such GAAP figures and EBITDA, see Note (d) to “Summary Historical Financial Information” on page 7 and Note (g) to “Selected Financial Information” on page 22.

•	Pursuing Opportunities For Additional Growth through Expansion of Our Customer Base and Range of Products

In addition to capitalizing on industry growth trends and leveraging our existing service portfolio across our current customer base, we intend to grow our business by expanding our customer base and internally and externally developed services.

Expanding our customer base—We believe that we will be able to leverage our size, breadth of service offerings and reputation to attract as new customers both companies that currently buy logistics services from our competitors as well as companies that are not currently using a third-party logistics provider. We believe that many companies will be attracted to an opportunity to shift to a single full-service logistics provider like us. We target customers by industry or key end-markets, such as retail, food and beverage, consumer durables, chemicals, automotive and forest products. This enables us to take advantage of our expertise in specific markets as well as target freight which is best suited for our service offerings.

Expanding product offerings—In order to handle our customers’ diverse logistics requirements, we intend to continue to increase our range of service offerings. Because we focus on providing customized solutions, we frequently assist customers in developing new processes and solving problems and have expanded our product portfolio and geographic reach in response to our customers’ needs. In addition to organic new product development, through strategic acquisitions we have successfully added rail-related logistics services, truck brokerage, warehousing and distribution and international freight forwarding to our service portfolio and expanded the geographic coverage of our intermodal marketing capabilities. We believe that as the logistics market continues to consolidate, providers of a single point to point or limited logistics offering will find it increasingly difficult to compete which may increase the number of attractive acquisition opportunities. We intend to continue to invest in building our comprehensive portfolio of logistics services and geographic coverage internally or through opportunistic and accretive acquisitions to take advantage of growth opportunities. Areas in which we may seek to expand our product offerings include domestic and international air freight forwarding, international ocean freight forwarding, and international warehousing and distribution. Through these new service offerings, we would expand our geographic coverage, particularly in Asia and between Europe and Asia where we currently have only limited service offerings.

The Logistics Industry

Overview

The domestic logistics market includes the transport of goods made and consumed domestically, the domestic portion of the transport of international freight and the supply of logistics services such as warehousing and logistics administration. According to Cass Information Systems, the total domestic logistics market, including freight transportation and carrying costs in 2002 was $910 billion representing 8.7% of the U.S. economy measured as a percentage of 2002 gross domestic product. Providers of freight transportation services include private shippers who manage the transportation of their own freight, for-hire service providers such as over-the-road trucking companies and third-party transportation and logistics companies such as intermodal marketing companies. The bases of competition in the freight transportation segment of the industry are primarily cost, delivery time, reliability and precision of delivery and pick-up, as well as freight-specific requirements such as handling and temperature control.

Transportation modes include rail, highway, water, air and pipeline transportation. According to the American Trucking Association, the total domestic transportation market in 2002 was $676.6 billion, with ground transportation, comprised of highway and rail, the largest component, totaling $627.8 billion in 2002. Transportation service offerings that utilize multiple modes of transportation are commonly known as intermodal.

The logistics market also includes several types of intermediary firms that facilitate the movement of freight by providing services such as logistics administration, warehousing and intermodal marketing. Intermodal marketing companies sell intermodal service to shippers while buying space on intermodal rail trains. These companies provide a link between intermodal rail service providers and a significant number of shippers and often provide additional transportation and logistical services such as consolidation and warehousing.

Manufacturers and retailers are facing increasingly complex supply chain management issues due to rapidly changing freight patterns, increased world trade and global sourcing, more prevalent just-in-time inventory systems, increasingly demanding customer fulfillment requirements and pressures to reduce costs. Growth within the third-party logistics industry is being driven by the continuing trend of companies outsourcing their transportation and logistics needs in order to focus on their core businesses and achieve the cost savings third-party logistics providers can provide through improved efficiency, lower inventory requirements, volume rate savings and other economies of scale.

The U.S. market for third-party logistics services is highly fragmented; however, we believe there is increased pressure on smaller companies to consolidate given the size and scope of benefits that larger third-party logistics companies can provide. As transportation management continues to become increasingly sophisticated, and the cost effectiveness of outsourcing increases, we believe companies will continue to seek full service supply chain management support from a single company, like us, that can manage their multiple transportation requirements.

Third-Party Logistics Services

Logistics services is the management and transportation of materials and inventory throughout the supply chain. The third-party logistics services business has been bolstered in recent years by the competitiveness of the global economy, which causes shippers to focus on reducing handling costs, operating with lower inventories and shortening inventory transit times. According to Armstrong & Associates, the third-party logistics services sector of the domestic logistics market was approximately $65 billion in 2002 and grew at a compounded annual rate of approximately 14% between 1997 and 2002. Using a network of transportation, handling and storage providers in multiple transportation modes, third-party logistics services companies seek to improve their customers’ operating efficiency by reducing their inventory levels and related handling costs. Many third-party logistics service providers are non-asset-based, primarily utilizing physical assets owned by others in multiple transport modes. The third-party logistics services business increasingly relies upon advanced information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions. This trend favors the larger, more professionally managed companies that have the resources to support a sophisticated information technology infrastructure.

Intermodal

Intermodal transportation is the movement of freight via trailer or container using two or more modes of transportation which nearly always include a rail and truck segment. Intermodal transportation has benefited from the introduction of stacktrain service, consisting of the movement of cargo containers stacked two high on special rail cars. Our use of the stacktrain method, consisting of the movement of cargo containers stacked two high on special railcars, significantly improves the efficiency of our service by increasing capacity at low incremental cost without sacrificing quality of service. Rail transportation is the primary mode for the movement of intermodal freight with motor carriers typically providing transportation at the points of origin and destination. Intermodal transportation addresses some of the problems of traditional rail service because the use of multiple modes of transit allows for “door-to-door” transportation in a competitive manner. According to the ATA, the intermodal rail market comprised approximately $7.8 billion, or 1.2%, of total domestic freight transportation costs in 2002. According to the Association of American Railroads, from 1991 to 2001, U.S. railroad intermodal traffic increased at a compound annual rate of approximately 6% while overall rail traffic grew only approximately 3% compounded annually.

According to the ATA, in 2002, approximately $7.8 billion, or 18.3%, of railroads’ total revenues were generated from intermodal shipments. As intermodal transportation has increased as a percentage of railroad revenues and volume, railroads have made significant capital expenditures upgrading track and equipment to increase the efficiency of intermodal service. Cost reduction and improved technology are expected to yield improved process management, asset utilization and service quality and reliability. We anticipate that these improvements will be passed through to intermodal service. In addition, the increased spending on railroad infrastructure is expected to further improve the ability of intermodal rail transport to compete with motor carriers.

According to S&P, in the intermodal sector, railroads and shippers rely on intermodal marketing companies which currently handle approximately two-thirds of all intermodal shipments. An intermodal marketing company arranges intermodal transportation for global, national and regional retailers and manufacturers. The intermodal marketing industry originated because railroads chose not to invest in the infrastructure and resources needed to market their intermodal services. Intermodal marketing companies pass on the economies of scale attributable to volume purchasing arrangements to shippers and provide shippers access to large equipment pools. In addition, intermodal marketing companies generally have superior information systems and can take full responsibility for shipments that may move among numerous railroads or truckers while in transit.

Trucking

According to the ATA, the trucking segment of the transportation industry generated revenues of $585.3 billion in 2002, or 86.5% of total domestic freight transportation costs. The trucking market is comprised of private and for-hire fleets, handling either truckload or less-than-truckload shipments over various lengths of haul. Relative advantages of trucking versus other modes include flexibility of pickup, route, and delivery as well as relatively rapid delivery cycles. Trucking is often at a cost disadvantage versus other modes of transportation, such as rail, due to capacity limitations and high variable costs related to fuel and labor. However, trucking is often advantageous for shorter lengths of haul. Private fleets operated by shippers represent the largest sector of the non-local trucking industry, but has been losing market share to for-hire carriers since deregulation of the industry began in 1980. Shippers’ increased focus on cost reduction and core competencies has led to an accelerated rate of growth of the for-hire trucking sector.

The trucking industry is divided into the truckload and less-than-truckload sectors, both of which are highly fragmented. The truckload sector is composed primarily of specialized carriers operating in markets defined by the length of haul and the type of equipment utilized. According to the ATA, excluding private fleets, revenues in the truckload segment were $250.2 billion in 2002. A majority of the trucking services we provide are truckload services. Less-than-truckload carriers specialize in consolidating smaller shipments into truckload quantities for transportation across regional and national networks. Many less-than-truckload carriers have high fixed costs due to investments in infrastructure. Other less-than-truckload carriers utilize the fixed facilities of others and provide specialized outsourced services. According to the ATA, the less-than-truckload market generated $58.4 billion of revenues in 2002. We derive only a small portion of our revenues from less-than-truckload freight.

Other elements of the trucking industry include truck brokerage and the use of independent contractors to provide services. Truck brokerage involves the outsourced arrangement of trucking services by a third-party with a licensed carrier on behalf of a shipper. Truck brokerage allows the provider to offer trucking services without actually having dedicated capacity. The use of independent contractors generally facilitates a low investment in transportation equipment and increased flexibility.

Railroads

According to the ATA, the railroad industry generated revenues of $34.7 billion in 2002, or 5.1% of the total domestic freight transportation market excluding logistics services. The major participants in the rail market are Union Pacific, Burlington Northern Santa Fe, CSX Transportation and Norfolk Southern. Rail transportation is particularly competitive for moving freight over long distances, due to its high capacity per shipment and low variable labor and fuel requirements per ton/mile. Rail service generally offers less flexibility relative to trucking because it is limited in its origin and destination points. The railroad industry has been characterized in recent years by several mergers, including Burlington Northern and Santa Fe in 1995, Union Pacific and Southern Pacific in 1996 and most recently, the division of Conrail between CSX and Norfolk Southern which was completed in June 1999. Integration problems have contributed to rail service disruptions following certain of the mergers. For example, following the Union Pacific/Southern Pacific merger, labor shortages and delayed integration of the companies’ information systems contributed to misrouted and lost freight cars as well as general service delays. In addition, the Conrail/CSX/Norfolk Southern transaction has resulted in some service disruptions in markets formerly served by Conrail. Despite these difficulties, the railroad mergers have generally contributed to cost savings in the industry by cutting employment, and the railroads are expected to return to historical service levels as the integration problems are resolved. In addition, railroads have reduced their costs through increased utilization of new technology and outsourcing.

Warehousing and Distribution

Because of the complexity of freight patterns and the need to optimize multi-modal routes, the handling and storage of freight on behalf of the shipper is often required during the transportation process. Certain of these services involve freight consolidation and deconsolidation, in which freight is unloaded, temporarily stored in warehouses or on cross-docks, and then re-loaded for further shipment. An example of such a service category in which we compete involves the unloading of imported container freight on the West coast and the reconsolidation of the freight into new shipments for domestic redistribution.

International Freight Forwarding

International freight forwarding includes ocean freight forwarding, air freight forwarding and customs brokerage. In air freight forwarding, an indirect air carrier procures shipments from a large number of customers, consolidates shipments bound for a particular destination from a common place of origin, determines the routing over which the consolidated shipment will move and purchases cargo space from airlines on a volume basis. In addition, air freight forwarders may secure space on an airline in the spot market, based upon the immediate volume needs of the customer. In ocean freight forwarding, an indirect ocean carrier or non-vessel operating common carrier contracts with ocean shipping lines to obtain transportation for a fixed number of containers between various points in a specified time period at an agreed upon rate. Customs brokerage requires knowledge of complex tariff laws and customs regulation in each country in which freight is transported. A customs broker prepares and files all documentation required to clear customs, pays and collects freight charges and deposits import duties with the appropriate foreign and domestic governmental authorities. A customs broker may also provide for the posting of surety bonds, bonded warehousing, assistance in obtaining the most appropriate commodity classification, duty reduction and duty drawback programs (which involve obtaining refunds of duties or taxes when goods or materials are exported out of a region after previously being imported into that region). We provide ocean freight forwarding, customs brokerage services and, to a lesser extent, air freight forwarding services.

Our Service Offerings

We believe we are one of the largest non-asset based logistics provider in North America based on revenues. We provide our logistics services from two operating segments—our wholesale segment which provides services principally to transportation intermediaries and international shipping companies, and our retail segment which provides services principally to end-user customers. These segments have separate management teams and offer different but related products and services (see Note 9 to the Condensed Consolidated Financial Statements and Note 11 to the Consolidated Financial Statements for our financial results by segment). We believe that the combination of our wholesale and retail products and our ability to provide customers with a comprehensive portfolio of services present opportunities for enhanced growth and operational synergies. For example, from 2000 to 2002, revenues generated by our wholesale segment and originated by our retail segment increased from approximately $37 million to $109 million for a compound annual growth rate of 72%.

Wholesale Intermodal Services

Intermodal transportation is the movement of freight via trailer or container using two or more modes of transportation which nearly always include a rail and truck segment. Our use of the stacktrain method, consisting of the movement of cargo containers stacked two high on special railcars, significantly improves the efficiency of our service by increasing capacity at low incremental cost without sacrificing quality of service. We are the largest non-railroad provider of intermodal rail service in North America. We sell intermodal service primarily to intermodal marketing companies, large automotive intermediaries, international shipping companies as well as to our own internal intermodal marketing company. We compete primarily with rail carriers offering intermodal service and indirectly with over-the-road full truckload carriers.

Given our significant intermodal rail market share, we have developed close working relationships with the railroads. Through long-term contracts and other operating arrangements with railroads, including Union Pacific and CSX, and other operating arrangements with other railroads, including Canadian National Railroad and two railroads in Mexico, we have access to a 50,000-mile North American rail network serving most major population and commercial centers in the United States, Canada and Mexico. These contracts provide for, among other things, competitive rates, minimum service standards, capacity assurances, priority handling and the utilization of nationwide terminal facilities.

We maintain an extensive fleet of doublestack railcars, containers and chassis, substantially all of which are leased. As of April 4, 2003, our equipment consisted of 1,854 doublestack railcars, 21,137 containers and 23,173 chassis, which are steel frames with rubber tires, brakes and lights used to transport containers over the highway. We provide APL Limited and other shipping companies with equipment repositioning services from destinations within North America to their West Coast points of origin. To the extent we are able to fill these empty containers with the westbound freight of other customers, we receive compensation from the shipping companies for our repositioning service and from the other customers for shipment of their freight. In the first quarter of 2003 and in the years 2002, 2001 and 2000, we filled 22,656, 76,104, 81,376 and 68,579 repositioned containers, respectively, with freight for shipment via our rail network on behalf of our domestic customers.

The size of our leased and owned equipment fleet, the frequent departures available to us through our rail contracts and the scope of the geographic coverage of our rail network provide our customers with single company control over their transportation requirements which we believe gives us an advantage in attaining the responsiveness and reliability required by our customers at a competitive price. In addition, our access to information technology enables us to continuously track cargo containers, chassis and railcars throughout our transportation network. Through our equipment fleet and arrangements with rail carriers, we can control the transportation equipment used in our wholesale operations and are able to employ full-time personnel on-site at the terminals, which allow us to ensure close coordination of the services provided at these facilities.

Retail Services

Intermodal Marketing

We believe we are one of the largest intermodal marketing companies in North America based on revenues. We arrange for and optimize the movement of our customers’ freight in containers and trailers throughout North America utilizing truck and rail transportation. We arrange for a full container or trailer load shipment to be picked up at origin by truck and transported a distance of generally less than 100 miles to a site for loading onto a train. The shipment is then transported via railroad (using either our wholesale services or rail carriers directly) several hundred miles to a site for unloading from the train in the vicinity of the final destination. After the shipment has been unloaded from the train and is available for pick-up, we arrange for the shipment to be transported by truck to the final destination. In addition, we provide customized electronic tracking and analysis of charges, negotiate rail, truck and intermodal rates, determine the optimal routes, track and monitor shipments in transit, consolidate billing, handle claims of freight loss or damage on behalf of our customers and manage the handling, consolidation and storage of freight throughout the process. We provide the majority of these services through a network of agents and independent trucking contractors, as well as through our own trucking services. Our intermodal marketing operations are based in Los Angeles, Pasadena and Livermore (California), Rutherford (New Jersey), Memphis (Tennessee), Chicago (Illinois), Detroit (Michigan), Jacksonville (Florida), Dublin and Dayton (Ohio), and Toronto (Canada). Our experienced transportation personnel are responsible for operations, customer service, marketing, management information systems and our relationships with the rail carriers.

Through our intermodal marketing operations, we assist the railroads and our wholesale operation in balancing freight originating in or destined to particular service areas, resulting in improved asset utilization. In addition, we serve our customers by passing on economies of scale that we achieve as a volume buyer from railroads, stacktrain operators, trucking companies and other third-party transportation providers, providing access to large equipment pools and streamlining the paperwork and logistics of an intermodal move. We believe that the combination of our wholesale operations with our intermodal marketing services enables us to provide enhanced service to our customers and the opportunity for increased profitability and growth.

Truck Brokerage and Services

We believe we are one of the largest truck brokers in North America based on revenues. We provide truck brokerage services throughout North America through our customer service centers in Livermore (California), Dallas (Texas), Chicago (Illinois), Phoenix (Arizona), Conyers (Georgia), Rutherford (New Jersey) and Dublin (Ohio). We arrange the movement of freight in containers or trailers by truck using a network of over 5,000 independent trucking contractors. We manage all aspects of these services for our customers, including selecting qualified carriers, negotiating rates, tracking shipments, billing and resolving difficulties. Our nationwide network of approved independent carriers provides service to virtually any North American destination. Through this network, we are able to manage our customers’ needs for over the road shipments and when needed, multi-modal services to improve cost or increase capacity. Through our contractual arrangements, we take advantage of the opportunities provided by long haul national carriers, short haul regional carriers, private fleets and dedicated fleets. By utilizing our aggregate volumes to negotiate rates, we are able to provide high quality service at attractive prices.

Our truckload operations consist of flatbed and specialized heavy-haul trucking services, as well as full-load, regional and local trucking services. Our capital investment is limited. We contract with independent trucking contractors who in the aggregate own and operate a fleet of approximately 580 trucks equipped with van, flatbed and specialized trailers.

We maintain local trucking operations in Los Angeles, Long Beach, Lathrop, Oakland, and San Diego (California), Houston and Dallas (Texas), Jacksonville (Florida), Chicago (Illinois), Dublin (Ohio), Memphis

(Tennessee), Kansas City (Kansas), Baltimore (Maryland), Seattle (Washington) and Atlanta and Savannah (Georgia). We contract with independent contractors who control approximately 700 trucks. We also maintain interchange agreements with many major steamship lines, railroads and stacktrain operators. This network allows us to supply the local transportation requirements of shippers, ocean carriers and freight forwarders across the country.

We believe that our ability to provide a range of trucking services creates a competitive advantage as companies increasingly seek to outsource their transportation and logistics needs to companies that can manage multiple transportation requirements.

International Freight Forwarding Services

As an international freight forwarder, we typically provide freight forwarding services that involve transportation of freight into or out of the United States. As an indirect ocean carrier or non-vessel operating common carrier and a customs broker, we manage international shipping for our customers and provide or connect them with the range of services necessary to run a global business. We also provide air freight forwarding services, as an indirect air carrier. Our international product offerings serve more than 1,000 clients internationally through 17 offices and over 100 agents worldwide.

As an indirect ocean carrier or non-vessel operating common carrier, we arrange for the transportation our customers’ freight by contracting with the actual vessel operator to obtain transportation for a fixed number of containers between various points during a specified time period at an agreed wholesale discounted volume rate. We then are able to charge our customers rates lower than the rates they could obtain from actual vessel operators for similar type shipments. We consolidate the freight bound for a particular destination from a common shipping point, prepare all required shipping documents, arrange for any inland transportation, deliver the freight to the vessel operator and provide shipment to the final destination. At the destination port, we, or our agent, effect delivery of the freight to the receivers of the goods, which may include custom clearance and inland freight transportation to the final destination.

As a customs broker, we are licensed by the U.S. Customs Service to act on behalf of importers in handling custom formalities and other details critical to exporting and importing of goods. We prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for the payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and assist with qualifying for duty drawback refunds. We provide customs brokerage services in connection with many of the shipments which we handle as an ocean freight forwarder or non-vessel operating common carrier, as well as shipments arranged by other freight forwarders, non-vessel operating common carriers or vessel operating common carriers.

Supply Chain Management

We use the information from our advanced information system to provide consulting and supply chain management services to our customers. These specialized services allow our customers to realize cost savings and concentrate on their core competencies by outsourcing to us the management and transportation of their materials and inventory throughout their supply chains and distribution of finished goods to the end user. We provide infrastructure and equipment, integrated with our customers’ existing systems, to handle distribution planning, just-in-time delivery and automated ordering. We also provide and manage warehouses, distribution centers and other facilities for them. We can manage all aspects of the supply chain from inbound sourcing and delivery logistics through outbound shipment, handling, consolidation, deconsolidation, distribution, and just-in- time delivery of end products to our customers’ customers. In addition, we consult on identifying bottlenecks and inefficiencies and eliminating them by analyzing freight patterns and costs, optimizing distribution and warehouse locations, and analyzing/developing internal policies and procedures.

Warehousing and Distribution

Because of the complexity of freight patterns and the need to use multiple types of transportation, the handling and storage of freight on behalf of the shipper is often required during the transportation process. Our retail operation focuses on providing customers with specially designed transportation packages which fit their specific shipment patterns and transportation and inventory needs. Additionally, we have designed service packages intended to reduce our customers’ handling requirements and improve inventory efficiency. Some of the more common freight handling services we provide include the transfer of freight from international containers to rail-based or truck containers (transloading), repackaging merchandise from various shipments for distribution to multiple customer sites (consolidation/deconsolidation) and warehousing. These services are primarily offered on the West Coast where the majority of U.S. container freight originates.

Information Technology

Our information technology systems have an expandable network architecture that provides for the exchange of data electronically between our customers and us and an internet-based platform that allows customization and integration to meet our customers’ needs. This interconnection allows us to communicate with our customers and transportation providers. Our systems monitor and track shipments through the cycle and across varying transportation modes, providing timely visibility on shipment status, location and estimated delivery times. Our exception notification system informs us of any potential delays so we can alert our customer and other supply chain participants to minimize the impact of any problems. Our systems also measure transit times, rates, availability and logistics activity of our transportation providers to enable us to plan and execute transactions and freight movements more reliably, efficiently and cost effectively. By monitoring and tracking all containers, chassis and railcars throughout our network, we can identify their location and availability and provide increased equipment utilization and balanced freight flows.

Our systems also have the capability to analyze each customer’s usage patterns and needs in an effort to resolve performance bottlenecks, determine optimal distribution locations and identify areas for cost savings throughout their supply chain. We can also prepare and distribute customized reports detailing shipping patterns, volumes, reliability, timeliness and overall transportation costs, and can generate management reports to meet federal highway authority requirements and perform accounting and billing functions. Currently, our technological efforts are primarily focused on reducing customer service response time, enhancing the customer service profile database and expanding the number of customers and service providers with which we share data using electronic data interchange applications.

We manage our wholesale services with computer systems that enable continuous tracking of cargo containers, chassis and railcars throughout the intermodal system. These systems also provide us with performance, utilization and profitability indicators for our wholesale business. In addition, for an annual fee of $10.0 million (of which $3.4 million is subject to a 3% compounded annual increase after May 2003) APL Limited, pursuant to a long-term information technology agreement, provides us with the computers, software and other information technology necessary for the operation of and accounting for our wholesale business.

Our acquisition of Rail Van in December 2000 and its proprietary information technology systems has allowed us to further upgrade our information technology platform by integrating a significant portion of our retail operations onto the Rail Van information technology platform. The Rail Van systems were specifically designed for, and have since been enhanced by, Rail Van and are not available in the marketplace.

In March 2001, we began efforts to convert from APL Limited’s computer systems to a stand-alone capability based on information technology systems available from an unrelated third party developer. As a result of the developer’s breach of its fixed-price development contract with us, we instituted arbitration during the fourth quarter of 2002 seeking damages for the developer’s failure to complete the contract and other claims. For a further discussion of the arbitration, please see page 39.

Customers

We currently provide services on a nationwide basis to retailers and manufacturers, including a number of Fortune 500 and multi-national companies such as C.H. Robinson, Ford Motor Company, General Electric, Heinz, Sony, Union Pacific, Wal-Mart Stores, and Whirlpool, which together represented approximately 26% of our 2002 gross revenues, as well as numerous middle market companies. Other important customers include Bechtel, Butler Aviation, Continental Tires North America, Honda, International Paper, Nestle, Owens Corning, Pepsi, and Sysco. We have served many of our customers for over 15 years and believe that the strength of our customer base is attributable to our customer-focused marketing and service philosophy.

Our sales and customer service organizations, supported by our centralized pricing and logistics management systems, market our wholesale services primarily to intermodal marketing companies. We also market our wholesale services to the automotive industry and ocean carriers. Through our sales network, and the sales networks of the intermodal marketing companies to which we sell wholesale services, we provide wholesale services to more than 4,700 shippers.

For the three months ended April 4, 2003 and the years ended December 27, 2002, and December 28, 2001 there were no customers that contributed more than 10% of our total gross revenues. For the fiscal year ended December 29, 2000, Union Pacific generated total gross revenues of $146.9 million in both reporting segments and was the only customer that contributed more than 10% of our total gross revenues.

Sales and Marketing

As of April 4, 2003, our wholesale services were marketed by over 40 sales and customer service representatives. These representatives operate through seven regional and district sales offices and three regional service centers, which are situated in the major shipping locations across North America. The sales representatives are directly responsible for managing the business relationship with channel partners such as intermodal marketing companies, logistics companies and steamship lines as well as supporting joint selling efforts directed at the owner of the freight. In effect, the intermodal marketing company’s sales force becomes our extended channel enabling us to market our wholesale services and directly and indirectly access shippers in major metropolitan areas throughout North America. Wholesale sales efforts support and influence the selling activities to achieve the mutually agreed upon volume and revenue goals of wholesale channel partners and customers. The customer service representatives are responsible for supporting existing customers and sales representatives by providing cargo tracking services, resolving problems, and processing customer inquiries. Our wholesale efforts include a dedicated marketing function that drives our product development, strategic and tactical pricing, yield improvement, branding efforts and marketing communications.

As of April 4, 2003, our retail marketing operations included over 100 direct sales people and agents. All of our sales people are supported by regional sales offices in 17 cities, including Los Angeles and Livermore (California), Chicago (Illinois), Dublin (Ohio), Memphis (Tennessee) and Rutherford (New Jersey). Our salaried sales representatives are deployed in major business centers throughout the country and target mid-size and large customers. Our national network of commissioned sales agents provides additional geographic coverage and contributes additional business that help enable us to achieve volume discounts and balance traffic flows. Both our salaried and commissioned sales forces are compensated by overall net revenue margin contribution to the company and therefore are incentivized to cross-sell additional services to their customers.

In addition to our domestic sales force, we also have an extensive international network of sales and customer service representatives located in 8 offices and 75 agencies in over 70 countries.

Development of Our Company

We commenced operations as an independent, stand-alone company upon our recapitalization in May 1999. From 1984 until our recapitalization, our wholesale business was conducted by various entities owned directly or indirectly by APL Limited.

In May 1999, we were recapitalized through the purchase of shares of our common stock by two affiliates of Apollo Management, and an affiliate of each of Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. from APL Limited and our redemption of a portion of the shares of common stock held by APL Limited. On the date of the recapitalization, we began providing retail and logistics services to customers through our acquisition of Pacer Logistics, which was run by Mr. Orris and several other of our senior executives. In connection with these transactions, our name was changed from APL Land Transport Services, Inc. to Pacer International, Inc.

Pacer Logistics, Inc. was incorporated on March 5, 1997 and is the successor to a company formed in 1974. Between the time of its formation and our acquisition of Pacer Logistics in May 1999, Pacer Logistics acquired and integrated six logistics services companies.

In 2000 we acquired four companies in the retail segment that have complemented our core retail business operations and expanded our geographic reach and service offerings for intermodal marketing, truck brokerage, local trucking, international freight forwarding and other logistics services:

•	On January 13, 2000, we acquired substantially all of the assets of Conex Global Logistics Services Inc. and its subsidiaries, MSL Transportation Group Inc. and Jupiter Freight, Inc. The Conex companies provide intermodal freight transportation, trucking, consolidation/deconsolidation and warehousing services at three locations in California and one location in each of Atlanta and Seattle. This acquisition expanded our presence in these services and furthered our vertical integration.

•	On August 31, 2000, we acquired all of the capital stock of GTS Transportation Services, Inc. (“GTS”). GTS provides logistics and truck brokerage services in North America. This acquisition expanded our presence in these services.

•	On October 31, 2000, we acquired all of the capital stock of RFI Group, Inc. RFI provides international freight forwarding, customs-brokerage and ocean transportation services. This acquisition expanded our portfolio of services to include international freight forwarding and related activities.

•	On December 22, 2000, we acquired all of the capital stock of Rail Van, Inc., a provider of rail and truck brokerage, intermodal marketing and logistics services. This acquisition expanded our customer base and product offerings and provided us with advanced information systems, which we have now integrated into all of our retail segment rail and truck brokerage operations, as well as a focused sales force.

In June 2002, we completed our initial public offering of common stock, and used the net proceeds to repay a significant amount of our outstanding long-term debt.

Facilities/Equipment

Our wholesale transportation network operates out of 54 railroad terminals across North America. Our integrated rail network, combined with our leased equipment fleet, enables us to provide our customers with single-company control over rail transportation to locations throughout North America.

Substantially all of the terminals we use are owned and managed by rail or highway carriers. However, we employ full-time personnel on-site at major locations to ensure close coordination of the services provided at the facilities. In addition to these terminals, other locations throughout the eastern United States serve as stand-alone container depots, where empty containers can be picked up or dropped off, or supply points, where empty containers can be picked up only. In connection with our trucking services, agents provide marketing and sales, terminal facilities and driver recruiting, while an operations center provides, among other services, insurance, claims handling, safety compliance, credit, billing and collection and operating advances and payments to drivers and agents.

Our wholesale equipment fleet consists of a large number of doublestack railcars, containers and chassis that we own or lease under short and long-term leases. We lease almost all of our containers, approximately 75% of our chassis and approximately 90% of our doublestack railcars. More than 50% of our containers and chassis can either be returned or the related lease terminated in less than one year, subject in the case of certain equipment to potential early return fees based on when such equipment is returned. In addition, all of our railcar equipment is associated with revenue generating arrangements.

As of April 4, 2003, our wholesale equipment fleet consisted of the following:

	Owned	Leased	Total
Containers
48' Containers	—	11,596	11,596
53' Containers	—	9,541	9,541

Total	—	21,137	21,137

Chassis
48' Chassis	5,433	5,924	11,357
53' Chassis	104	11,712	11,816

Subtotal	5,537	17,636	23,173
20', 40' and 45'(1) Chassis	—	1,230	1,230

Total	5,537	18,866	24,403

Doublestack Railcars
Total	208	1,646	1,854

(1) Represents the current allocation of chassis sublet to us pursuant to our agreement with APL Limited.

During the first quarter of 2003, we returned 510 primarily 48-foot chassis for remanufacture into 53-foot chassis, and have received 516 53-foot chassis under operating leases. In addition, 773 40-foot chassis were added under operating leases to replace chassis previously sublet from APL Limited. We have returned 326 48-foot containers and 246 53-foot containers under operating leases during the quarter.

During 2002, we received 1,156 leased containers and 1,770 leased chassis and returned 1,673, primarily 48-foot leased containers and 1,795 leased chassis as part of a program to downsize our equipment fleet. Leased railcars remained unchanged in 2002. No railcar leases are anticipated during 2003. We have ordered 3,000 new 53-foot containers for delivery during 2003, with an option to order an additional 500 containers, and anticipate returning approximately 1,400 48-foot and 53-foot containers during the year.

Supplementing the equipment listed above, we have access to an extensive inventory of 20-, 40- and 45-foot containers from APL Limited’s international network in addition to the empty containers that we reposition on behalf of APL Limited.

We also own a limited amount of equipment to support our trucking operations. The majority of our trucking operations are conducted through contracts with independent trucking companies that own and operate their own equipment. We lease two warehouses in Kansas City (Kansas) and five facilities in Los Angeles (California) for dock space, warehousing and parking for tractors and trailers.

Suppliers

Railroads

We have long-term contracts with our primary rail carriers, Union Pacific and CSX, and other operating arrangements with other railroads, including Canadian National Railroad, and two railroads in Mexico, regarding the movement of our stacktrains. These contracts generally provide for access to terminals controlled by the railroads as well as support services related to our wholesale operations. Through these contracts, our wholesale business has established a North American transportation network. Our retail business also maintains contracts with the railroads which govern the transportation services and payment terms pursuant to which the railroads handle intermodal shipments. These contracts are typically of short duration, usually twelve month terms, and subject to renewal or extension. We maintain close working relationships with all of the major railroads in the United States and will continue to focus our efforts on strengthening these relationships. The rail contracts with Union Pacific and CSX represent the substantial majority of our wholesale segment’s cost of purchased transportation, while contracts with Canadian National Railroad and the two Mexican railroads each represented less than 6% of our wholesale segment’s cost of purchased transportation in 2002.

Through our contracts with these rail carriers, we have access to a 50,000 mile rail network throughout North America. Our rail contracts generally provide that the rail carriers will perform point to point, commonly referred to as linehaul, and terminal services for us, and typically consist of either long-term agreements or year-to-year agreements with major contracts having a remaining term of 8 to 11 years. Pursuant to the service provisions, the rail carriers provide transportation of our stacktrains across their rail networks and terminal services related to loading and unloading of containers, equipment movement and general administration. Our rail contracts generally establish per container rates for stacktrain shipments made on rail carriers’ transportation networks and typically provide that we are obligated to transport a specified percentage of our total stacktrain shipments with each of the rail carriers. The terms of our rail contracts, including rates, are generally subject to adjustment or renegotiation throughout the term of the contract, based on factors such as the continuing fairness of the contract terms, prevailing market conditions and changes in the rail carriers’ costs to provide rail service. Based upon these provisions, and the volume of freight that we ship with each of the rail carriers, we believe that we enjoy competitive transportation rates for our stacktrain shipments.

Agents and Independent Contractors

We rely on the services of agents, who procure business for and manage a group of trucking contractors, and independent trucking contractors in our long haul and local trucking services. Although we own a small number of tractors and trailers, the majority of our truck equipment and drivers are provided by agents and independent contractors. Our relationships with agents and independent contractors allow us to provide customers with a broad range of trucking services without the need to commit capital to acquire and maintain a large trucking fleet. Although our agreements with agents and independent contractors are typically long-term in practice, they are generally terminable by either party on short notice.

Agents and independent trucking contractors are compensated on the basis of mileage rates, fixed fees between particular origins and destinations, or a fixed percentage of the revenue generated from the shipments they haul. Under the terms of our typical lease contracts, agents and independent contractors must pay all the expenses of operating their equipment, including driver wages and benefits, fuel, physical damage insurance, maintenance and debt service.

Local Trucking Companies

We have established a good working relationship with a large network of local truckers in many major urban centers throughout the United States. The quality of these relationships helps ensure reliable pickups and deliveries, which is a major differentiating factor among intermodal marketing companies. Our strategy has been to concentrate business with a select group of local truckers in a particular urban area, which increases our economic value to the local truckers and in turn raises the quality of service that we receive.

Relationship with APL Limited

We have entered into a long-term agreement with APL Limited involving domestic transportation of APL Limited’s international freight. The majority of APL Limited’s imports to the United States are transported on stacktrains from ports on the West Coast to population centers in the Midwest and Northeast regions. However, domestic stacktrain freight that originates in the United States moves predominantly westbound from eastern and midwestern production centers to consumption centers on the West Coast. Combining the typical westbound freight movement with the predominantly eastbound APL Limited freight movement allows us to achieve higher train-set utilization (loads per train) and higher eastbound/westbound volumes, thereby improving our bargaining position with the railroads regarding contract terms. In addition, we provide APL Limited with equipment repositioning services through which we transport APL Limited’s empty containers from destinations within North America to their West Coast points of origin. To the extent we are able to fill these empty containers with the westbound freight of other wholesale customers, we receive compensation from both APL Limited for our repositioning service and from the other customers for shipment of their freight.

Business Cycle

The transportation industry has historically performed cyclically as a result of economic recession, customers’ business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors, many of which are beyond our control. Because we offer a variety of transportation modes, we generally retain shipping volumes and benefit from increased use of our stacktrain services at the expense of long-haul trucking competitors during down business cycles.

Competition

The transportation services industry is highly competitive. Our wholesale business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers-on-flatcars and containerized intermodal rail services offered directly by railroads. Our retail business competes primarily against other domestic non-asset-based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, private shipping departments and freight forwarders. We also compete with transportation services companies for the services of independent commission agents, and with trucklines for the services of independent contractors and drivers. Competition in our wholesale and retail business is based primarily on freight rates, quality of service, such as damage free shipments, on-time delivery and consistent transit times, reliable pickup and delivery and scope of operations. In the wholesale business, our major competitors include Burlington Northern Santa Fe, Union Pacific, CSX Intermodal and J.B. Hunt Transport. Our major competitors in the retail business include C.H. Robinson, Expeditors International, ForwardAir, UTI Worldwide, Exel, Alliance Shippers, the supply chain solutions division of Ryder, Menlo Logistics, EGL, Inc. and Hub Group. We believe that none of these competitors provide as broad a service offering as we do. Some of the competitors in the segments in which we operate, such as C.H. Robinson, Burlington Northern Santa Fe and Union Pacific, have significantly larger operations and revenues than we do.

Employees

As of April 4, 2003, we had a total of 1,566 employees. None of our employees are represented by unions and we generally consider our relationships with our employees to be satisfactory.

Government Regulation

Regulation of Our Trucking and Intermodal Operations

The transportation industry has been subject to legislative and regulatory changes that have affected the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of, providing transportation services. We cannot predict the effect, if any, that future legislative and regulatory changes may have on our business or results of operations.

Our trucking operations are subject to licensing and regulation as a transportation provider. Our retail truck brokerage operations are licensed by the U.S. Department of Transportation as a national freight broker in arranging for the transportation of general commodities by motor vehicle and operate pursuant to a 48-state, irregular route common and contract carrier authority. The Department of Transportation prescribes qualifications for acting in our capacity as a national freight broker, including surety bonding requirements. We provide motor carrier transportation services that require registration with the Department of Transportation and compliance with economic regulations administered by the Department of Transportation, including a requirement to maintain insurance coverage in minimum prescribed amounts. Other sourcing and distribution activities may be subject to various federal and state food and drug statutes and regulations. Although Congress enacted legislation in 1994 that substantially preempts the authority of states to exercise economic regulation of motor carriers and brokers of freight, we continue to be subject to a variety of vehicle registration and licensing requirements. We and the carriers that we rely on in arranging transportation services for our customers are also subject to a variety of federal and state safety and environmental regulations. Although compliance with regulations governing licenses in these areas has not had a materially adverse effect on our operations or financial condition in the past, there can be no assurance that these regulations or changes in these regulations will not adversely affect our operations in the future. Violations of these regulations could also subject us to fines or, in the event of serious violations, suspension or revocation of operating authority as well as increased claims liability.

Intermodal operations like ours were exempted from virtually all active regulatory supervision by the U.S. Interstate Commerce Commission, predecessor to the regulatory responsibilities now held by the U.S. Surface Transportation Board. Such exemption is revocable by the Surface Transportation Board, but the standards for revocation of regulatory exemptions issued by the Interstate Commerce Commission or Surface Transportation Board are high.

Regulation of Our International Freight Forwarding Operations

We maintain licenses issued by the U.S. Federal Maritime Commission as an ocean transportation intermediary. Our licenses govern both our operations as an ocean freight forwarder and as a non-vessel operating common carrier. The Federal Maritime Commission has established qualifications for shipping agents, including surety bond requirements. The Federal Maritime Commission also is responsible for the regulation and oversight of non-vessel operating common carriers that contract for space with vessel operating carriers and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating and/or terminating in the United States. Non-vessel operating common carriers are required to publish and maintain tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by commencing enforcement proceedings seeking the assessment of penalties for violation of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe that we are in substantial compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

We are also licensed as a customs broker by the Customs Service of the Department of Treasury in each United States custom district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which we perform customs brokerage services, we are licensed, where necessary, by the appropriate governmental authority. We believe we are in substantial compliance with these requirements.

Litigation

Two subsidiaries of Pacer Logistics, Interstate Consolidation, Inc. and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District, alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies allegedly wrongfully deducted from truck drivers’ earnings. The defendants entered into a Judge Pro Tempore Submission Agreement dated as of October 9, 1998 pursuant to which the plaintiffs and defendants have waived their rights to a jury trial, stipulated to a certified class and agreed to a minimum judgment of $250,000 and a maximum judgment of $1.75 million. On August 11, 2000, the court issued its Statement of Decision, in which Interstate Consolidation, Inc. and Intermodal Container Service, Inc. prevailed on all issues except one. The only adverse ruling was a court finding that Interstate failed to issue certificates of insurance to the owner-operators and therefore failed to disclose that in 1998, Interstate’s retention on its liability policy was $250,000. The court has ordered that restitution of $488,978 be paid for this omission. The court entered judgment on the August 11, 2000 decision on January 23, 2002. Plaintiff’s counsel has appealed the entire ruling and we are appealing the restitution issue. Based upon information presently available and in light of legal and other defenses and insurance coverage, management does not expect these legal proceedings, claims and assessments, individually or in the aggregate, to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We are subject to routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our business, financial condition, results of operations or liquidity. Most of the lawsuits to which we are a party are covered by insurance and are being defended by our insurance carriers.

Environmental

Our facilities and operations are subject to federal, state and local environmental, hazardous materials transportation and occupational health and safety requirements, including those relating to the handling, labeling, shipping and transportation of hazardous materials, discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. In particular, a number of our facilities have underground and aboveground tanks for the storage of diesel fuel and other petroleum products. These facilities are subject to requirements regarding the storage of such products and the clean-up of any leaks or spills. We could also have liability as a responsible party for costs to clean-up contamination at off-site locations where we have sent, or arranged for the transport of, wastes. We have not received any notices that we are potentially responsible for material clean-up costs at any off-site waste disposal location. We do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with environmental requirements nor do we believe that we have any material environmental liabilities. We also do not expect to incur material capital expenditures for environmental controls in 2003 or the next fiscal year. However, there is no guarantee that changes in environmental requirements or liabilities from newly-discovered environmental conditions will not have a material effect on our business.

Seasonality

Our revenues generally show a seasonal pattern as some customers reduce shipments during and after the winter holiday season. In addition, the auto companies that we serve generally shut down their assembly plants for new model re-tooling during the summer months.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position with Pacer International
Donald C. Orris	61	Chairman, President and Chief Executive Officer
Lawrence C. Yarberry	61	Executive Vice President and Chief Financial Officer
C. Thomas Shurstad	57	Executive Vice President, and President, Stacktrain Division – Wholesale Segment
Michael F. Killea	41	Executive Vice President and General Counsel
Jeffrey R. Brashares	51	Executive Vice President, and President, Transportation Services Division – Retail Segment
C. William Smith	56	Executive Vice President, Human Resources
Alex M. Munn	55	Executive Vice President and Chief Information Officer
Gerry Angeli	56	Executive Vice President, and President, Truck Services Division – Retail Segment
Joshua J. Harris	37	Director
Thomas L. Finkbiner	50	Director
Michael S. Gross	41	Director
Bruce H. Spector	60	Director
Marc E. Becker	30	Director
John J. Hannan	50	Director
Robert S. Rennard	65	Director
John P. Tague	41	Director

Donald C. Orris has served as our Chairman, President and Chief Executive Officer since May 1999. From its inception in March 1997 until May 1999, Mr. Orris served as Chairman, President and Chief Executive Officer of Pacer Logistics. From March 1997 until May 1998, Mr. Orris served as President and Chief Executive Officer of a consulting subsidiary of Pacer Logistics which has since been liquidated. He also has served as Chairman of Pacer Logistics’ other subsidiaries since their formation or acquisition by Pacer Logistics. From January 1995 to September 1996, Mr. Orris served as President and Chief Operating Officer, and from 1990 until January 1995, he served as an Executive Vice President of Southern Pacific Transportation Company. Mr. Orris was the President and Chief Operating Officer of American President Domestic Company and American President Intermodal Company from 1982 until 1990. Mr. Orris is also a director of Quality Distribution, Inc.

Lawrence C. Yarberry has served as an Executive Vice President and Chief Financial Officer of our company since May 1999. Mr. Yarberry served as an Executive Vice President, Chief Financial Officer and Treasurer of Pacer Logistics from May 1998 until May 1999. Mr. Yarberry served as a consultant to Pacer Logistics from February 1998 until April 1998. From April 1990 until December 1997, Mr. Yarberry served as a Vice President of Finance of Southern Pacific Transportation Company and was Vice President of Finance and Chief Financial Officer of Southern Pacific Rail Corporation.

C. Thomas Shurstad has served as President of Pacer Stacktrain since January 2002. Prior to joining our company, Mr. Shurstad was the President of The Belt Railway Company of Chicago from 1998. From 1997 to 1998, Mr. Shurstad was the Chief Operating Officer of the Malayan Railway and from 1995 to 1997 the President of the Terminal Railroad of St. Louis.

Michael F. Killea has served as Executive Vice President and General Counsel of our company since August 2001. From October 1999 through July 2001 he was a partner at the law firm of Holland & Knight LLP in New York City and Jacksonville, Florida, and from September 1987 through September 1999 he was a partner and an associate at the law firm of O’Sullivan LLP (now O’Melveny & Myers LLP) in New York City.  Mr. Killea served as outside counsel to our company and its predecessors from March 1997 to August 2001.

Jeffrey R. Brashares has served as President of Transportation Services of the retail segment of our company since December 2000. Prior to joining our company, Mr. Brashares was an owner and served as President of Rail Van since 1984. Rail Van became a subsidiary of Pacer Logistics in December 2000. Mr. Brashares joined Rail Van as Regional Sales Manager in 1976.

C. William Smith has served as Executive Vice President, Human Resources of our company since August 2002. Mr. Smith also served as Executive Vice President and Chief Operating Officer for Pacer Global Logistics from December 2000 to August 2002. Prior to joining Pacer, Mr. Smith was Vice President and Chief Operating Officer for Rail Van from February 1992 until its sale to Pacer in December 2000.

Alex M. Munn has served as Executive Vice President and Chief Information Officer of our company since August 2002. Mr. Munn joined the company in May 2002 as the Chief Information Officer of Pacer Global Logistics. Prior to joining our company, Mr. Munn was the Vice President of Business Systems for the Coca-Cola Company’s North American Division since 1996.

Gerry Angeli has served as an Executive Vice President of our company since May 1999. From Pacer Logistics’ inception in March 1997 until May 1999, Mr. Angeli served as an Executive Vice President and Assistant Secretary of Pacer Logistics and as a Director of Pacer Logistics from April 1998 until May 1999. He also served as a Director of each of Pacer Logistics’ subsidiaries. Since May 1998, Mr. Angeli has served as President and Chief Executive Officer and Vice President of subsidiaries of Pacer Logistics. Mr. Angeli also served as a Vice President and Assistant Secretary of Pacific Motor Transport Company (“PMTC”), a subsidiary of Pacer Logistics, from March 1997 until May 1998.

Joshua J. Harris has served as a Director of our company since May 1999. Mr. Harris is a founding senior partner in Apollo Management and has served as an officer of certain affiliates of Apollo Management since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a director of NRT, Incorporated, Clark Retail Enterprises, Inc., Breuners Home Furnishings Corporation, Quality Distribution, Inc., Compass Minerals Group, Inc. and Resolution Performance Products Inc.

Thomas L. Finkbiner has served as a Director of our company since April 1, 2000. Mr. Finkbiner has been employed as the President and Chief Executive Officer of Quality Distribution, Inc., a North American bulk truck carrier and an affiliate of Apollo Management, since November 1999. Prior to joining Quality Distribution, Mr. Finkbiner served as Vice President of Intermodal for Norfolk Southern Corporation from 1987 to 1999. From 1981 to 1987, he was Vice President of Marketing & Administration for North American Van Lines. He currently serves as chairman of the Intermodal Transportation Institute, a non-profit entity promoting sustainable intermodal transportation systems headquartered at the University of Denver.

Michael S. Gross has served as a Director of our company since April 1, 2000. Mr. Gross is a founding senior partner of Apollo Management. Prior to that time, Mr. Gross was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Gross is also a Director of Allied Waste Industries, Inc., Breuners Home Furnishings Corporation, Rare Medium Group, Inc., Saks, Inc., Sylvan Learning Systems, Inc. and United Rentals, Inc.

Bruce H. Spector has served as a Director of our company since May 1999. Mr. Spector has been a consultant to Apollo Advisors since 1992 and has been a principal in Apollo Advisors since 1995. Prior to October 1992, Mr. Spector, a reorganization attorney, was a member of the Los Angeles law firm of Stutman Triester and Glatt. Mr. Spector is also a Director of Park Media, LLC and Breuners Home Furnishings Corporation.

Marc E. Becker has served as a Director of our company since May 1999. Mr. Becker has been employed with Apollo Management since 1996 and has served as an officer of certain affiliates of Apollo Management since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. in the Financial Entrepreneurs group within its Investment Banking division. Mr. Becker also serves as a Director of National Financial Partners, Corp., Quality Distribution, Inc. and WMC Mortgage Corp.

John J. Hannan became a Director of our company in May 2002. Mr. Hannan co-founded Apollo I—V and Lion Advisors. From 1986 to 1990, Mr. Hannan was Managing Director of Drexel Burnham Lambert Incorporated, serving as second in charge of the Mergers & Acquisition Group and as head of International Corporate Finance. Mr. Hannan serves on the board of Mt. Sinai Children’s Center Foundation, the Center for Arts Education, Nightingale Bamford School, and as a member of The Corporate Council of the Children’s Museum of Manhattan.

Robert S. Rennard became a Director of our Company in September 2002. Currently an independent consultant to enterprises engaged in worldwide logistics or automotive-related activities, Mr. Rennard served from 1996 to 1999 as a senior vice president with The Compass Group, a provider of consulting and executive search services located in Birmingham, Michigan. He retired from Ford Motor Company in 1996 as director for Worldwide Logistics and Distribution. From 1962 to 1996, Mr. Rennard held a number of key positions for the automotive company. These include Chief Operating Officer for Autolatina, a joint venture between Ford and Volkswagen covering all automotive and credit company activities in Brazil and Argentina as well as automotive exports from those countries. He is a director and/or advisory board member of the privately-held automotive logistics companies, TDS Logistics, Inc., of Canada, and TDS-JIT Logistics, Inc., of Brazil.

John P. Tague became a director of our Company in September 2002. Mr. Tague serves as Executive Vice President—Customer of United Airlines Corporation. Prior to that Mr. Tague served as Chief Executive Officer and President from 1997 to 2002 of ATA Holdings Corp., the parent company of American Trans Air, Inc., the tenth largest airline in the United States. From 1991 to 1995, Tague served as an Executive Vice President and then as president of ATA. He has also been associated in senior executive capacities with management consultant The Pointe Group from 1995 to 1997, and with Midway Airlines from 1985 to 1991. Mr. Tague is a Board Member of Orbitz, LLC.

Directors’ Terms

Our board of directors is divided into three classes that serve staggered three-year terms, as follows:

Class	Expiration	Board Member
Class I	2006	Orris, Rennard, Tague
Class II	2004	Gross, Spector, Finkbiner
Class III	2005	Harris, Becker, Hannan

Committees of the Board of Directors

The board of directors has an executive committee, a compensation committee and an audit committee. The executive committee may exercise all the powers of the board of directors in the management of our business and affairs except for those powers expressly reserved to the board under Tennessee law. The members of the executive committee are Messrs. Orris, Harris and Spector. The compensation committee reviews and makes recommendations regarding our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administers our option plan. The members of the compensation committee are Messrs. Harris, Spector and Tague. The audit committee provides assistance to the board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the auditors are independent of management. The members of the audit committee are Messrs. Becker, Rennard and Tague.

Director Compensation

The members of our board of directors who are employees do not receive compensation for their service on our board of directors or any committee of our board but are reimbursed for their out-of-pocket expenses. Our non-employee directors receive a monthly $1,500 retainer plus a $1,000 fee for each board meeting that they attend. In addition, each non-employee director has received options to purchase 12,000 shares of our common stock under our stock option plan.

Compensation Committee Interlocks and Insider Participation

Mr. Orris, who served on our Compensation Committee until June 2002, serves as a director of Quality Distribution, Inc., of which Mr. Finkbiner, one of our directors, is Chief Executive Officer and a director. No current member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

Executive Compensation

The following Summary Compensation Table sets forth information concerning the compensation paid by us for services rendered in the years indicated to our Chief Executive Officer and our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2001. These five officers are referred to as the “Named Executive Officers.”

Summary Compensation Table (1)

				Long-Term Compensation
		Annual Compensation		Awards
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options	All Other Comp.(2)
Donald C. Orris	2002	$303,828	$300,000	—	$5,500
Chairman, President	2001	$300,000	—	—	$4,442
and Chief Executive Officer	2000	$300,000	$124,200	—	$5,250

Jeffrey R. Brashares	2002	$578,225	—	—	$5,500
Executive Vice President, and President,	2001	$572,000	—	—	$2,625
Transportation Services	2000	—	—	—	—

Denis M. Bruncak	2002	$578,225	—	—	$5,500
Executive Vice President,	2001	$572,000	—	—	$2,625
Corporate Accounts and Relations	2000	—	—	—	—

Carl K. Kooyoomjian(3)	2002	$400,916	—	—	$2,343
Vice Chairman	2001	$189,137	$180,000	200,000	—
	2000	—	—	—	—

C. Thomas Shurstad	2002	$270,000	$185,000	96,000	$2,181
Executive Vice President, and President, Stacktrain	2001	—	—	—	—
Division – Wholesale Segment	2000	—	—	—	—

(1)	Columns relating to “Restricted Stock Awards” and “LTIP Payouts” are not included because no compensation required to be reported in those columns was awarded to, earned by, or paid to the Named Executive Officers during the periods covered by such columns. The column for “Other Annual Compensation” is not included because the executives did not receive other compensation required to be reported in that column or in the case of perquisites, no executive received perquisites that exceeded the lesser of either $50,000 or 10% of the total annual salary and bonus reported for that executive.
(2)	The amounts shown consist of the Company’s matching contributions to our 401(k) plan.
(3)	Mr. Kooyoomjian resigned as Vice Chairman of our company, effective July 1, 2003.

Option/SAR Grants in Last Fiscal Year

The following table lists the stock options granted to the Named Executive Officers during the 2002 fiscal year.

Individual Grants
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name and Principal Position	Number of Securities Underlying Options Granted	Percent of Total Options Granted In Year	Exercise Price ($/Sh)	Expiration Date	5%($)	10%($)
Donald C. Orris	—	—	—	—	—	—
Jeffrey R. Brashares	—	—	—	—	—	—
Denis M. Bruncak	—	—	—	—	—	—
Carl K. Kooyoomjian(1)	—	—	—	—	—	—
C. Thomas Shurstad	96,000	23.1%	$15.00	1/16/2012	$905,608	$2,294,989

(1)	Mr. Kooyoomjian resigned as Vice Chairman of our company, effective July 1, 2003.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning the options held by each of the officers named in the above Summary Compensation Table at December 27, 2002.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal year end		Value of Unexercised In-the-Money Options at Fiscal year end(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Donald C. Orris	None	None	93,334	106,666	$723,339	$826,662
Jeffrey R. Brashares	None	None	—	—	—	—
Denis M. Bruncak	None	None	—	—	—	—
Carl K. Kooyoomjian (2)	None	None	120,000	—	$30,000	—
C. Thomas Shurstad	None	None	—	96,000	—	—

(1)	Based upon the fair market value of our common stock on December 27, 2002 of $12.75 per share.
(2)	Mr. Kooyoomjian resigned as Vice Chairman of our company, effective July 1, 2003.

Stock Option Plans

1999 Option Plan

We have adopted the Pacer International, Inc. 1999 Stock Option Plan, as amended. The purpose of this plan is to further our growth and success by permitting our employees, as well as employees of Pacer Logistics, to acquire shares of our common stock, thereby increasing their personal interest in our growth and success and to provide a means of rewarding outstanding contribution by these employees. All of our employees and non-employee directors are eligible for option grants under this plan. This plan is administered by a committee of our board of directors and, except with respect to initial grants described below, such committee has the power and authority to approve the persons to whom options are granted, the time or times at which options are granted, the number of shares subject to each option, the exercise price of each option and the vesting and exercisability provisions of each option and has all powers with respect to the administration and interpretation of this plan. In the event of specified corporate reorganizations, recapitalizations, or other specified corporate transactions affecting our stock, the plan permits proportionate adjustments to the number and kinds of shares subject to options and/or the exercise price of those shares. This plan has a term of ten years, subject to earlier termination by our board of directors, who may modify or amend this plan in any respect, provided that no amendment or modification affects an option already granted without the consent of the option holder. With the exception of the 1,125,722 incentive stock options which were rolled into this plan from the 1997 and 1998 Pacer Logistics stock option plans, options subject to this plan do not qualify as incentive stock options under the provisions of Section 422 of the Internal Revenue Code.

No more than 3,587,494 shares of common stock have been authorized to be issued pursuant to all option grants under this plan. Forfeitures and shares available for issuance which are not subject to outstanding options under the plan are available for future grants under our 2002 Stock Option Plan.

Under the plan, in connection with the recapitalization, an initial grant of 1,971,000 options was made with an exercise price of $5.00 per share, to specified employees. These options under this initial grant are divided into three tranches, Tranche A, Tranche B and Tranche C. Tranche A options vest in five equal installments on the date of the grant’s first five anniversary dates, provided the employee is employed by us on each anniversary date. Tranche B options generally vest on the date of grant’s seventh anniversary date if the employee is employed by us on that date. However, if on any of the grant’s first five anniversary dates specified per share target values are attained and the employee is employed by us on that date, then 20% of the Tranche B options will vest. Accelerated vesting of the Tranche B options is possible if a sale of the company occurs prior to the date of grant’s fifth anniversary and the fair market value of the per share consideration to be received by the shareholder equals or exceeds an amount calculated in accordance with this plan. Tranche C options vest in substantially the same manner as Tranche B options, including acceleration upon a sale of the company, except that the per share target values as of a given anniversary date are increased. Options granted to non-employee directors vest in four equal installments on the date of grant’s first four anniversary dates. A vested option that has not yet been exercised will automatically terminate on the first to occur of the grant’s tenth anniversary, ninety days following the employee’s termination of employment for any reason other than death or disability, twelve months following the employee’s termination of employment due to death or disability, or as otherwise determined by the committee.

Additionally, 940,494 and 185,228 options which were part of the 1997 and 1998 Pacer Logistics, Inc. Stock Option Plan, respectively, were rolled over as part of the acquisition of Pacer Logistics.

        During 1999, subsequent to the initial grant discussed above, we granted an additional 160,000 options and 48,000 were forfeited. During 2000, we granted an additional 603,000 options and 632,000 options were forfeited. During 2001, we granted an additional 584,000 options and 274,000 options were forfeited. During 2002, we granted an additional 415,800 options and 549,134 options were forfeited.

Each option that is vested as of the date of the sale of our company remains exercisable until the sale’s closing, after which time such option is unenforceable. Non-vested Tranche A, Tranche B and Tranche C options will vest in accordance with the vesting schedules described above, however, an option that vests after our company is sold will remain exercisable for 10 days before such portion of the option terminates and is of no further force or effect. All options granted under this plan are nontransferable except upon death, by such employee’s will or the laws of descent and distribution, or transfers to family members of the employee that are approved by the committee.

In addition, under the 1999 Stock Option Plan, options to purchase 44,997 shares of our preferred stock were granted which were rolled over from the 1997 Pacer Logistics Stock Option Plan. These options were granted to certain members of our management and had an exercise price of $9.00 per share. All of these options were exercised in 2000 and 2001. We elected, at our discretion, to repurchase and retire the preferred stock that arose from the exercise of the options.

2002 Option Plan

On June 18, 2002, the first day that our common stock traded on the Nasdaq National Market, our company adopted the 2002 Stock Option Plan. We have initially reserved 500,000 shares of our common stock for issuance under this plan, plus 241,106 additional shares of our common stock which remain available for future issuance under the 1999 Plan. Any shares issued under the 1999 Plan that are forfeited to or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full will be available for grant and issuance under our 2002 Plan. Shares that cease to be subject to the option for any reason other than exercise of the option, forfeiture or repurchase by us at the original purchase price (e.g. if they are cancelled) will again be available for grant and issuance under our 2002 Plan. In addition, on January 1 of each year, commencing January 1, 2003, the aggregate number of shares reserved for issuance under our 2002 Plan will increase automatically by a number of shares equal to 2.0% of our outstanding shares on the last day of the preceding year, except that the board of directors may, in its absolute discretion, determine in respect of any year that the automatic increase be less than 2.0% or that no automatic increase occur in respect of that year. No more than 2,500,000 shares of our common stock may be issued under the 2002 Plan in the aggregate.

Our 2002 Plan terminates ten years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors. The plan authorizes the award of options. Our 2002 Plan is administered by our compensation committee. The compensation committee has the authority to construe and interpret the plan, make option grants and make all other determinations necessary or advisable for the administration of the plan. Our 2002 Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options are available for grant only to our employees or employees of our subsidiaries. Nonqualified stock options are available for grant to employees, officers and directors of, advisors to, and independent consultants or independent contractors to, us or any of our subsidiaries. The exercise price of incentive stock options will be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders will be at least equal to 110% of the fair market value of our common stock.

Options granted under the 2002 Plan may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to a right of repurchase by us that lapses as the shares vest. The maximum term of options granted under our 2002 Plan may not exceed ten years. Options granted under our 2002 Plan may not be transferable in any manner other than by will or by the laws of descent and distribution. Generally, they may be exercisable only by the optionee during his or her lifetime. The compensation committee is authorized to determine otherwise and provide for alternative provisions in option agreements with respect to nonqualified options. Options granted under our 2002 Plan generally are exercisable for a period of time after the termination of the optionee's service to us or any of our subsidiaries. Options under our 2002 Plan generally terminate immediately upon termination of employment for cause.

At December 27, 2002, options to purchase an aggregate of 2,274,028 shares of our common stock were outstanding under both our 1999 Stock Option Plan and our 2002 Stock Option Plan and 741,106 options were available for future grant under our 2002 Stock Option Plan.

Employment Agreements

We have entered into an employment agreement dated as of March 31, 1997, and amended as of April 7, 1999 with Donald C. Orris. The agreement, as amended, had an initial term of two years that commenced on May 28, 1999, with automatic one-year renewals on each anniversary of its commencement date. The minimum annual base salary under the employment agreement is $225,000 subject to increase by our board of directors and Mr. Orris. In addition, during the term of the agreement Mr. Orris is entitled to receive an annual bonus in such amount, and subject to the satisfaction of such conditions, as our board may determine. The agreement provides that if Mr. Orris’ employment is terminated for any reason, he would be entitled to receive the unpaid portion of his base salary through the termination date, reimbursement for expenses incurred before the termination date, and unpaid amounts earned before the termination date under benefit programs in which he participated before the termination. In addition, if his employment is terminated by the Company without “cause,” as defined in the agreement, he would be entitled to continue to receive his base salary for the number of months remaining in the term or, if greater, one year.

We have also entered into an amended and restated employment agreement dated as of March 1, 2003 with Jeffrey R. Brashares which continues in effect until terminated upon notice from the Company or Mr. Brashares as provided in the agreement. The minimum annual base salary under the agreement is $250,000. For the years 2003 and 2004, Mr. Brashares is entitled to an annual fixed bonus of $322,000. For each subsequent year, Mr. Brashares is eligible for an annual performance bonus ranging up to 50% of his annual base salary subject to the satisfaction of board approved performance criteria contained in our performance bonus plan for that year. The actual amount of the annual performance bonus for a given year, if any is granted, is set by the board, and the performance bonus plan for any year may be changed from time to time by the board. If Mr. Brashares’ employment is terminated for any reason, he would be entitled to receive the unpaid portion of his base salary through the termination date, reimbursement for expenses incurred before the termination date, and unpaid amounts earned before the termination date under benefit programs in which he participated before the termination. In addition, if his employment is terminated by the Company without “cause,” as defined in the agreement, he would be entitled to continue to receive his base salary and annual fixed bonuses through

December 31, 2004, or, if such a termination occurs after that date, he would be entitled to continue to receive his base salary for a period of twelve months following the termination.

We have also entered into an employment agreement with C. Thomas Shurstad on January 16, 2002, which continues in effect until terminated upon notice from the company or Mr. Shurstad as provided in the agreement. The agreement provides for a minimum annual base salary of $270,000, subject to increase by our board. Under the agreement, Mr. Shurstad is eligible for an annual performance bonus ranging up to 50% of his annual base salary subject to the satisfaction of board approved performance criteria contained in our performance bonus plan for that year. The actual amount of the annual performance bonus for a given year, if any is granted, is set by the board, and the performance bonus plan for any year may be changed from time to time by the board. If Mr. Shurstad’s employment is terminated for any reason, he would be entitled to receive the unpaid portion of his base salary through the termination date, reimbursement for expenses incurred before the termination date, and unpaid amounts earned before the termination date under benefit programs in which he participated before the termination. In addition, if we terminate his employment without “cause,” as defined in the agreement, he would be entitled to continue to receive his base salary for a period of two years following the termination.

In addition, we are party to an employment agreement with Carl K. Kooyoomjian dated September 30, 2002, that has a term ending on September 30, 2004. The base salary under this agreement is $400,000 per year. The agreement does not provide for annual bonuses. The agreement also provides that if Mr. Kooyoomjian’s employment is terminated for any reason, he would be entitled to receive the unpaid portion of his base salary through the termination date, reimbursement for expenses incurred before the termination date, and unpaid amounts earned before the termination date under benefit programs in which he participated before the termination. In addition, if we terminate his employment without “cause,” as defined in the agreement, he would be entitled to continue to receive his base salary through the end of the term of the agreement. Mr. Kooyoomjian resigned as Vice Chairman of our company, effective July 1, 2003. Mr. Kooyoomjian has agreed to provide us with consulting services as needed from July 1, 2003 through September 30, 2004. During that period,  Mr. Kooyoomjian will continue to receive amounts equal to his base salary and participate in our group health insurance plans. He will also have continued use of a company car, or an equivalent car allowance, and will have shared use of a company-sponsored club membership through that date.

All of the employment agreements include restrictive covenants for our benefit relating to the non-disclosure of our confidential business information and trade secrets, the disclosure, grant and assignment of inventions; and non-competition with regard to any business in competition with us.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of shares of the common stock as of June 6, 2003, and as adjusted to reflect the sale of the shares of common stock offered by the Selling Stockholders in this offering, for:

•	each person or entity known by us to beneficially own more than 5% of the common stock;

•	each executive officer named in the summary compensation table;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each Selling Stockholder.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days of June 6, 2003, but excludes shares of common stock underlying options held by any other person.

Except in cases where community property laws apply or as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Percentage of beneficial ownership is based on 36,979,783 shares of common stock outstanding as of June 6, 2003. The table assumes that the underwriters’ over-allotment option is not exercised, except as set forth in notes to the table and excludes any shares purchased in this offering by the respective beneficial owners.

Additional information with respect to the Selling Stockholders and their relationships with our company is provided under the captions “Management,” “Certain Relationships and Related Transactions,” and “Underwriting.”

	Beneficial Ownership Before Offering
	Common Stock Outstanding	Common Stock Underlying Options Exercisable Within 60 Days	Total	Percent	Shares to be Sold in the Offering(9)	Beneficial Ownership After Offering
						Total(9)	Percent
Apollo Management IV, L.P. (1)	12,142,075	—	12,142,075	32.8	3,250,000	8,892,075	24.0
Apollo Investment Fund IV, L.P.	9,741,580	—	9,741,580	26.3	3,084,493	6,657,087	18.0
Coyote Acquisition LLC	1,782,400	—	1,782,400	4.8		1,782,400	4.8
Coyote Acquisition II LLC	618,095	—	618,095	1.7	165,507	452,588	1.2
MidOcean Capital Investors L.P. (2)	258,617	—	258,617	0.7	235,106	23,511	0.1
Pacer International Equity Investors, LLC (3)	129,308	—	129,308	0.3	117,553	11,755	*
Donald C. Orris	779,348	106,666	886,014	2.4		886,014	2.4
Marc E. Becker (4)	12,142,075	12,000	12,154,075	32.9		8,904,075	24.1
Jeffrey R. Brashares (5)	160,000	—	160,000	0.4	54,545	105,455	0.3
Thomas L. Finkbiner	—	9,000	9,000	*		9,000	*
Michael S. Gross (4)	12,142,075	9,000	12,151,075	32.9		8,901,075	24.1
John J. Hannan (4)	12,142,075	—	12,142,075	32.8		8,892,075	24.0
Joshua J. Harris (4)	12,530,000	12,000	12,542,000	33.9		8,939,341	24.2
Carl K. Kooyoomjian (6)	5,000	120,000	125,000	0.3		125,000	0.3
Robert S. Rennard	1,000	—	1,000	*		1,000	*
C. Thomas Shurstad	—	16,000	16,000	*		16,000	*
Bruce M. Spector (4)	12,142,075	12,000	12,154,075	32.9		8,904,075	26.1
John P. Tague	2,650	—	2,650	*		2,650	*
Steiner Living Trust	992,750	—	992,750	2.7	613,636	379,114	1.0
Ida E. Hein and John W. Hein, Trustees under the Ida E. Hein Trust under Trust Agreement dated February 4, 2003, or their Successor in Trust	159,237	—	159,237	0.4	136,364	22,873	0.1
John W. Hein and Ida E. Hein, Trustees under the John W. Hein Trust under Trust Agreement dated February 4, 2003, or their Successor in Trust	159,237	—	159,237	0.4	136,364	22,873	0.1
Goldfein Partners LP	992,750	—	992,750	2.7	902,500	90,250	0.2
Richard P. Hyland	794,200	—	794,200	2.1	722,000	72,200	0.2
Robert L. Cross (7)	452,832	—	452,832	1.2	411,665	41,167	0.1
Gerry Angeli	452,832	106,666	559,498	1.5	411,665	147,833	0.4
All directors and executive officers as a group (16 persons)(8)	13,938,780	503,832	14,442,612	39.1	466,210	10,373,743	28.1

*	Less than 0.1%
(1)	Beneficial ownership of common stock includes the shares owned by each of Apollo Investment Fund IV, L.P. (“AIF”), Coyote Acquisition LLC (“Coyote I”) and Coyote Acquisition II LLC (“Coyote II” and together with Coyote I, “Coyote”) set forth in the above table. Coyote I is a Delaware limited liability company, the sole member of which is AIF and Coyote II is a Delaware limited liability company, the sole member of which is Apollo Overseas Partners IV, L.P. (“AOP”). Each of AIF and AOP is a private investment fund, the general partner of which is Apollo Advisors IV, L.P. (“Advisors”) which is an affiliate of Apollo Management IV, L.P. (“Management”), the manager of Coyote I, Coyote II, AIF and AOP. Each of Advisors and Management may be deemed the beneficial owner of the shares owned by AIF, Coyote I and Coyote II. The business address for Apollo Management IV, L.P., Coyote I, Coyote II, AIF, AOP and Advisors is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, NY 10019. Each of Coyote I and Coyote II purchased shares of our common stock in the ordinary course of its business and, at the time of the purchase of our common stock, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The shares shown as owned by AIF in the table were distributed by Coyote I to AIF prior to the effective date of the registration statement of which this prospectus is a part.
(2)	Shares of common stock are held by MidOcean Capital Investors, L.P., formerly DB Capital Partners, L.P. Ultramar Capital, Ltd., MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the shares as a result of their direct or indirect control relationship with MidOcean Capital Investors, L.P. MidOcean Capital Partners, L.P. is the general partner of MidOcean Capital Investors, L.P. Existing Fund GP, Ltd. is the general partner of MidOcean Capital Partners, L.P. MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, L.P. On February 21, 2003, MidOcean Partners, LP, and Existing Fund GP, Ltd. acquired an 80% limited partnership interest and a general partnership interest, respectively, in DB Capital Partners, L.P. from DB Capital Partners, Inc. Prior to this time, none of Ultramar Capital, Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP or MidOcean Associates, SPC had a beneficial ownership interest in the common stock. J. Edward Virtue may be deemed the beneficial owner of the shares because he indirectly controls the securities, but disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for each of MidOcean Capital Investors, L.P., MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC is 345 Park Avenue, 16th Floor, New York, New York 10154. MidOcean Capital Investors, L.P. purchased shares of our common stock in the ordinary course of its business and, at the time of purchase of our common stock, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
(3)	The business address of Pacer International Equity Investors, LLC is c/o CSFB Private Equity, Eleven Madison Avenue, 16th Floor, New York, NY 10010. Pacer International Equity Investors, LLC is an affiliate of Credit Suisse First Boston LLC, one of the representatives of the underwriters of our initial public offering and of this offering. Pacer International Equity Investors, LLC purchased shares of our common stock in the ordinary course of its business and, at the time of the purchase of our common stock, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
(4)	Messrs. Harris, Gross, Spector, Becker and Hannan are each principals and/or employees of certain affiliates of Apollo Management IV, L.P. Accordingly, each such person may be deemed to beneficially own shares of common stock held by Apollo Management IV, L.P. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. With respect to Mr. Harris, also includes the shares owned by MidOcean Capital Partners L.P. and the shares owned by Pacer International Equity Investors, LLC, an affiliate of Credit Suisse First Boston LLC, one of the representatives of the underwriters, with respect to which Mr. Harris has been granted a voting proxy. See “Description of Capital Stock—Other Agreements—Shareholders Agreements.” The business address for Messrs. Harris, Gross, Becker and Hannan is c/o Apollo Management L.P., 1301 Avenue of the Americas, New York, NY 10019. The business address for Mr. Spector is c/o Apollo Management L.P., 1999 Avenue of the Stars, Suite 1900, Los Angeles, CA 90067.

(5)	The shares in this offering are being sold by Jeffrey R. Brashares, Trustee of the Jeffrey R. Brashares Revocable Trust U/A/D October 16, 2000. The ultimate beneficiary of the trust is Jeffrey R. Brashares.
(6)	Mr. Kooyoomjian resigned as Vice Chairman of our company, effective July 1, 2003.
(7)	A portion of such shares is being sold on behalf of the R and L Cross Charitable Remainder Unitrust Agreement, the ultimate beneficiary of which is Robert L. Cross.
(8)	The amounts shown include all shares held by entities affiliated with specific directors as described in Note 4 above.
(9)	The following table sets forth the maximum number of shares to be sold by each of the Selling Stockholders if the underwriters’ over-allotment option to purchase up to 699,141 additional shares is exercised in full as well as such person’s beneficial ownership after the offering.

Name	Number of Additional Shares to be Sold	Beneficial Ownership After the Offering
Apollo Management IV, L.P.	325,000	8,567,075	(1)
Apollo Investment Fund IV, L.P.	308,449	6,348,638	(1)
Coyote Acquisition II LLC	16,551	436,037	(1)
Steiner Living Trust	61,364	317,750
Ida E. Hein and John W. Hein, Trustees under the Ida E. Hein Trust under Trust Agreement dated February 4, 2003, or their Successor in Trust	13,636	9,237
John W. Hein and Ida E. Hein, Trustees under the John W. Hein Trust under Trust Agreement dated February 4, 2003, or their Successor in Trust	13,636	9,237
Goldfein Partners LP	90,250	—
Richard P. Hyland	72,200	—
Robert L. Cross(2)	41,167	—
MidOcean Capital Investors, L.P.	23,511	—
Jeffrey R. Brashares Revocable Trust U/A/D October 16, 2000	5,455	100,000
Gerry Angeli	41,167	106,666
Pacer International Equity Investors, LLC	11,755	—

(1)	Assuming the underwriters exercise the over-allotment option in full and including the shares owned by Coyote I and AIF, Apollo Management and its affiliates will beneficially own approximately 23.2% of our common stock after the offering.
(2)	A portion of such shares is being sold on behalf of the R and L Cross Charitable Remainder Unitrust Agreement, the ultimate beneficiary of which is Robert L. Cross.

Assuming the exercise is full of the underwriters’ over-allotment option, the executive officers and directors as a group (16 persons) will beneficially own 9,966,855 shares, representing approximately 27.0% of our outstanding shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the following information, we are party to three shareholders’ agreements and one registration rights agreement with some of our affiliates. For a further discussion of such agreements, see “Other Agreements” on page 88.

Related Party Transactions

The following table summarizes related party transactions recorded in the statement of operations.

		Three Months Ended April 4, 2003	Fiscal Year Ended
Related Party	Type		December 27, 2002	December 28, 2001	December 29, 2000
Gross Revenues:		(in millions)
APL Limited	Freight transportation	$24.3	$81.2	$82.8	$90.6
APL Limited	Avoided repositioning international freight	5.5	18.4	17.4	16.2
APL Limited	Management fee	1.8	6.6	6.6	6.6

Total related party revenues		$31.6	$106.2	$106.8	$113.4

Operating Expenses:
Direct operating expenses:
APL Limited	Lease, maintenance and repair expense	$0.1	$3.4	$8.3	$8.6

Selling, general and administrative expenses:
APL Limited	Administrative services	0.2	1.0	1.0	0.6
APL Limited	Information technology services	2.7	10.0	10.0	10.0
APL de Mexico, S.A. de C.V.	Agency services	—	—	0.1	2.7
Apollo Management	Management fee	0.1	0.5	0.5	0.5
A&G Investments	Facility lease	0.1	0.6	0.6	0.5
KU Realty, LLC	Facility lease	0.5	1.8	1.8	1.8
Perimeter West	Facility lease	0.4	1.5	1.1	—

Total related party SG&A expenses		$4.0	$15.4	$15.1	$16.1

Interest Expense:
Keller Uchida Realty Resources, LLC	$5.0 million subordinated note	$—	$0.4	$0.4	$0.2

Total related party expenses		$4.1	$19.2	$23.8	$24.9

Management believes that the terms of the related party transactions listed above were at fair market rates.

Arrangements with APL Limited, One of Our Stockholders, and its Affiliates

Before our May 1999 recapitalization, the Company was a wholly owned subsidiary of APL Limited. In connection with the May 1999 recapitalization, we signed a number of long-term agreements with APL Limited which are discussed below. Immediately before our initial public offering in June 2002, APL Limited owned 5.4% of our outstanding common stock. The retired Chairman of the Board of Directors and Chief Executive Officer of APL Limited, Timothy J. Rhein, served as a director of the Company until his resignation on September 11, 2002. Between March 24, 2003 and April 3, 2003, APL Limited sold a total of 1,490,000 shares of our common stock. As of June 6, 2003, APL Limited owned 10,000 shares of our outstanding common stock.

Stacktrain Services Agreement

We provide intermodal services to APL Limited under a Stacktrain Services Agreement. These services include moving containers from ports to inland points, moving containers from inland points to ports, and repositioning empty containers. These transactions were performed on a cost reimbursement basis. Thus, no revenues or expenses were recognized for financial reporting purposes. Reimbursements amounted to $0, $0, $0 and $79.2 million for the three months ended April 4, 2003 and for the fiscal years ended December 27, 2002, December 28, 2001, and December 29, 2000, respectively. The decrease in reimbursement reflects our transfer in April 2000 of the processing of APL Limited’s international traffic receivables and payables to APL Limited, which had previously been included in our balance sheet. This resulted in a decrease in both accounts receivable and accounts payable of approximately $33.4 million. The transfer to APL Limited was facilitated by changes in computer software which were not previously available. At April 4, 2003, December 27, 2002 and December 28, 2001, we had a receivable from APL Limited for these transactions of $0, $0 and $0, respectively. We continue to handle APL Limited’s international traffic under contract for an annual management fee of $1.8 million in the three months ended April 4, 2003, and $6.6 million in 2002, 2001 and 2000.

In addition, we receive compensation from APL Limited for the repositioning expense that APL Limited has avoided due to our using APL Limited’s containers in surplus locations. The total amount of revenue recognized for these services was $5.5 million, $18.4 million, $17.4 million and $16.2 million for the three months ended April 4, 2003 and for the fiscal years ended December 27, 2002, December 28, 2001, and December 29, 2000, respectively. At April 4, 2003, December 27, 2002 and December 28, 2001, $3.2 million, $2.2 million and $1.9 million was receivable from APL Limited, respectively.

We also provide services to the Automotive Division of APL Limited. These services include moving containers primarily in the U.S.-Mexico trade. The amount of revenue recognized for these services was $24.3 million, $81.2 million, $82.8 million, $90.6 million for the three months ended April 4, 2003 and for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. At April 4, 2003, December 27, 2002 and December 28, 2001, $5.8 million, $5.5 million and $4.7 million was receivable from APL Limited including related local trucking and miscellaneous charges, respectively.

APL de Mexico, S.A. de C.V. (“APL Mexico”), a wholly-owned Mexican subsidiary of APL Limited, provided various agency services to us with respect to its bills of lading in Mexico. Expenses recorded from APL Mexico were $0, $0, $0.1 million and $2.7 million for the three months ended April 4, 2003 and for the fiscal years ended December 27, 2002, December 28, 2001, and December 29, 2000, respectively. At April 4, 2003, December 27, 2002, December 28, 2001 and December 29, 2000, $0, $0, $0 and $0.5 million, respectively, was payable to APL Mexico. Effective in 2001, we began using Pacer Stacktrain S. de R.L. de C.V., a wholly owned Mexican subsidiary of our company, to handle the services previously provided by APL Mexico.

The stacktrain services agreement expires in 2019. However, if the current agreement with Union Pacific or any successor railroad is extended beyond the term of the stacktrain services agreement or a new agreement is entered into with Union Pacific or a successor railroad which extends beyond the term of the stacktrain services agreement, then the term of the stacktrain services agreement will be extended to be co-terminous with the term of such current or new agreement with Union Pacific or a successor railroad.

Administrative Services Agreement

We also have an agreement with APL Limited for administrative services, including accounts payable processing and office space and associated office services. We compensate APL Limited on a per transaction basis and a headcount basis, as applicable, and we have the right to audit, at our own expense, the total expenditures paid to APL Limited. For the three months ended April 4, 2003 and for 2002, 2001, and 2000, $0.2 million, $1.0 million, $1.0 million and $0.6 million was paid for these services, respectively. We may terminate all or any portion of any service provided under the agreement on prior notice. Either party may terminate this agreement if the other party defaults on the performance of its material obligations. Upon expiration of the administrative services agreement, we will perform the services ourselves.

Information Technology Outsourcing and License Agreement

APL Limited also provides information technology services to our wholesale business under a long-term agreement for an annual fee of $10.0 million, of which $3.4 million is subject to a 3% compound annual increase after May 2003. For the three months ended April 4, 2003 and for the fiscal years ended December 27, 2002, December 28, 2001, and December 29, 2000, $2.7 million, $10.0 million, $10.0 million and $10.0 million was paid for these services, respectively. We are currently operating under an IT supplemental agreement, dated as of May 11, 1999 by and among APL Limited, Coyote I, and us, which contemplates that we will enter into a final information technology outsourcing and license agreement. If any party so elects, the parties may enter into private mediation to finalize the information technology outsourcing and license agreement.

The IT supplemental agreement, under which we still operate, provides that APL Limited will, for a period of twenty years, provide us with all necessary software, licenses, facilities, personnel and related services necessary to conduct the stacktrain business as it is now being conducted and as it is enhanced pursuant to and during the term of the agreement. These services will, at a minimum, include the same level of services provided to us by APL Limited prior to our recapitalization. APL Limited will also be responsible for obtaining, maintaining, upgrading, and replacing any software, equipment, facilities or personnel necessary in order to provide the services during the term of the agreement. In accordance with the agreement, we have access to APL Limited’s proprietary software that is used to run the information systems through licenses granted to us by APL Limited. These rights will remain in place even after the agreement expires or terminates and regardless of the reason for termination. For the first five years we will be charged for costs related to increased usage of the services only to the extent the increase exceeds specified growth levels for the company and thereafter for all of our actual direct costs related to volume growth.

The IT supplemental agreement provides that we may terminate the agreement (1) for our convenience at any point during the term, either in its entirety or on a system-by-system basis, by giving 120 days’ notice to APL Limited, or (2) by giving 30 days’ notice if APL Limited fails to meet specified performance standards or is in material breach of the agreement and fails to correct the breach in a timely fashion. The agreement is also terminable by APL Limited, but only if we fail to meet our payment obligations or are acquired by a competitor of APL Limited. In 2001, we commenced plans for conversion of our wholesale business from APL Limited’s computer systems to stand-alone systems. In 2002, we instituted arbitration proceedings against the software developer, and we will continue to use APL Limited’s services and support pending the outcome of this arbitration. See the description of the arbitration on page 39 for further information.

TPI Chassis Sublet and Equipment Supply Agreements

Under a TPI chassis sublet agreement, APL Limited sublets chassis to us for use in the transport of international freight on the stacktrain network on behalf of international shippers other than APL Limited. These chassis are used in moving containers to and from ports and rail terminals.

The number of chassis to be sublet is determined according to a market plan which we deliver to APL Limited before each year during the term of the TPI chassis sublet agreement. If our chassis requirements decrease from the current market plan allocation and APL Limited does not absorb the additional chassis into its own fleet, we are responsible for any early lease termination penalties incurred by APL Limited. If our need for chassis increases beyond the current market plan allocation, APL Limited will supply additional chassis to the extent they are available for our use.

The term of the TPI chassis sublet agreement is the same as the term of the stacktrain services agreement. If the TPI chassis sublet agreement is terminated prior to 2019, we may require APL Limited to assign the leases for all of the chassis covered under the agreement to us.

An equipment supply agreement sets forth the mechanics of the supply of containers and chassis from APL Limited to us for repositioning by us within the interior United States. The containers and chassis which are subject to the agreement are used by APL Limited in its international shipping operations. Specifically, the equipment supply agreement sets forth the underlying interchanges of possession and supply points and return locations for the repositioning of the containers and chassis. If we fail to reposition the equipment within the time frame specified in the agreement, we are charged $10 per day per container and $4.85 per day per chassis until repositioned. Under the equipment supply agreement we are liable for the actual cost of repair for each damaged container and chassis if the cost exceeds $100. The equipment supply agreement has the same term as the stacktrain services agreement.

The amount paid to APL Limited for the lease and maintenance of the chassis was $3.4 million for 2002, and $0.4 million was payable to APL Limited for these services as of the 2002 fiscal year end.

Non-Competition Agreement

Under a non-competition agreement, Neptune Orient Lines Limited, a Singapore corporation and the parent of APL Limited, APL Limited and their affiliates agreed not to compete with us, either through ownership of, participation in management of, or by lending their respective names to, any business involved in arranging stacktrain services for a period of ten years from May 28, 1999, the closing date of our recapitalization. Neptune Orient Lines, APL Limited and their affiliates further agreed to refrain from soliciting or recruiting any person employed by us as of the closing date of our recapitalization for a period of ten years.

Primary Obligation and Guaranty Agreement

We are a party to a primary obligation and guaranty agreement dated March 15, 1999, with Neptune Orient Lines Limited, the parent of APL Limited. The primary obligation and guaranty agreement provides that, prior to an initial public offering by APL Limited or APL Bermuda Pte. Ltd., its affiliate, Neptune Orient Lines will be directly liable for all of APL Limited’s obligations under the agreements described above. Following an initial public offering of APL Limited or APL Bermuda Pte. Ltd., Neptune Orient Lines will guarantee any payments owed to us by APL Limited. Such guarantee is subject to the requirement that we first exhaust our rights to collect any guaranteed obligations from APL Limited, so long as the collection efforts against APL Limited, in our judgment or the judgment of Coyote I, do not prejudice in any manner the ability of Coyote I and us to collect on the guarantee, in which case we and Coyote I can proceed directly against Neptune Orient Lines. The primary obligation and guaranty agreement will terminate when all other agreements and all other guaranteed obligations are terminated or satisfied.

Coyote Acquisition LLC

Under a Plan of Reorganization among us and Coyote I before our initial public offering of common stock, Coyote I contributed all of its assets to us in exchange solely for newly issued shares of our common stock. The assets of Coyote I consisted solely of 17,824,000 shares of our common stock. We issued 17,824,000 shares of our common stock to Coyote I in the transaction. The reorganization had no effect on the number of shares owned by Coyote I or Coyote II’s rights as a shareholder. As part of the plan of reorganization, Coyote I distributed 16,041,600 of these shares to its sole member, Apollo Investment Fund IV, L.P.

Exchange of Pacer Logistics Preferred Stock

Under a Share Exchange Agreement and Plan of Reorganization between us, Pacer Logistics and the holders of the Pacer Logistics preferred stock, we exchanged 4,469,688 shares of our common stock for 22,348.44 outstanding shares of Pacer Logistics preferred stock in connection with our initial public offering, representing an exchange ratio of 200 shares of common stock for each outstanding share of Pacer Logistics preferred stock. In the exchange, Donald C. Orris received 465,850 shares of common stock. The exchange occurred on June 14, 2002. The common stock received in exchange for Mr. Orris’ preferred stock had a fair market value of $6,987,750 on that date, based on the $15 per share offering price of our common stock in our initial public offering.

Management Agreement with Apollo

We have entered into a management agreement with Apollo Management, an affiliate of our principal shareholder, for financial and strategic services as the board may reasonably request. The annual fee which has been paid for these services for 2002 was $0.5 million.

Arrangements with Current and Former Directors and Executive Officers

In connection with the acquisition of Rail Van, Inc., we assumed a lease that had been entered into by Rail Van with an entity associated with Messrs. Bruncak and Brashares and certain former shareholders of Rail Van. This lease commenced in April 2001. We made lease payments of $1.5 million during 2002.

Restrictions on Transactions with Affiliates

Transactions between us and our officers, directors and affiliates are subject to the provisions of Tennessee law and to the provisions of our credit agreement. The Tennessee Business Corporation Act provides that a transaction with the corporation in which a director or officer of the corporation has a direct or an indirect interest is not voidable by the corporation solely because of the director’s or officer’s interest if the material facts are disclosed or known to, and the transaction is approved or ratified by, the disinterested directors or stockholders, or if the transaction was fair to the corporation. The Tennessee Business Corporation Act also provides that a corporation may not lend money or guarantee the obligation of a director or officer, unless the arrangement is approved by the stockholders or the board of directors determines that the arrangement benefits the corporation and approves it.

Similarly under our credit facility, we may not, subject to specified exceptions, enter into any transaction or series of transactions with any of our affiliates other than on terms and conditions substantially as favorable to us as would be reasonably expected to be obtainable by us at the time in a comparable arm’s-length transaction with a person that is not our affiliate. The foregoing restrictions of our credit agreement will continue to apply to us so long as the borrowings under our credit agreement are outstanding.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

We have entered into a new senior secured credit facility, with a syndicate of financial institutions. Our credit agreement provides for the following:

•	a seven-year delayed-draw term loan maturing in 2010 in an original principal amount of $255 million, of which approximately $96 million was outstanding as of June 10, 2003, which we used to refinance certain indebtedness of our company and for certain general corporate purposes. On July 10, 2003, we drew on the balance of the term loan facility to pay the redemption price for our 11 3/4% senior subordinated notes; and

•	a five-year $75 million revolving credit facility maturing in 2008, of which up to $25 million may include letters of credit, to be used for, among other things, working capital and general corporate purposes of our company and its subsidiaries, including up to $5 million to be used for the redemption of the existing senior subordinated notes. As of July 10, 2003, $65.2 million was available under this revolving credit facility, net of $9.8 million of outstanding letters of credit.

The term loans are required to be prepaid with, and after the repayment in full of such loans, permanent reductions to the revolving credit facility are required in an amount equal to:

•	100.0% of the net cash proceeds of all asset sales and dispositions by our company and its subsidiaries, subject to exceptions;

•	100.0% of the net cash proceeds of issuances of certain debt obligations and certain preferred stock by our company and its subsidiaries, subject to exceptions;

•	50.0% of the net cash proceeds from common equity and specified preferred stock issuances by our company and its subsidiaries, subject to exceptions, including in connection with acquisitions;

•	50.0% of annual excess cash flow, determined generally as the amount by which our operating cash flow exceeds the sum of our capital expenditures, repayments of indebtedness and certain other amounts subject to decrease to 25.0% if the adjusted total leverage ratio is below a certain level; and

•	100.0% of certain insurance proceeds, subject to the exceptions.

Such mandatory prepayments and permanent reductions will be allocated first, to the term loans, second, to reduce the term loan commitments and third, to permanently reduce the revolving credit facility. With respect to the term loans, in the case of proceeds received as a result of the occurrence of an event described above, the proceeds shall be applied among the term loans on a pro rata basis. Our credit agreement requires that we make annual amortization payments of $7.5 million in year 2003, $17.5 million in year 2004, $22.5 million in year 2005, $25.0 million in years 2006 to 2009 which is payable in quarterly installments and $6.3 million in March 2010. A final payment of $101.3 million is due on maturity.

Voluntary prepayments and commitment reductions are permitted in whole or in part, subject to minimum prepayment or reduction requirements, without premium or penalty, provided that voluntary prepayments of loans bearing interest based on the Eurodollar rate on a date other than the last day of the relevant interest period are subject to payment of customary breakage costs, if any, which are intended to compensate the lender for all costs and liabilities resulting from the need to liquidate or reemploy deposits used by the lender to fund its loan to us.

Borrowings under our credit agreement bear interest at our option at the Eurodollar rate or a base rate equal to the highest of the prime lending rate as determined by the agent,  1/2 of 1% in excess of the federal funds rate and  1/2 of 1% in excess of an adjusted certificate of deposit rate, plus in each case an applicable margin, determined by reference to our ratio of total debt to EBITDA, as defined in our new senior credit facility ranging from 3.25% to 2.3% in the case of revolving credit loans bearing interest at the Eurodollar rate, 2.25% to 1.3% in the case of revolving credit loans bearing interest at the base rate, 3.25% to 3.0% in the case of term loans bearing interest at the Eurodollar rate and 2.25% to 2.0% in the case of term loans bearing interest at the base rate.

We may elect interest periods of 1, 2, 3 or 6 months, or to the extent available to each lender with loans and/or commitments under the relevant facility, 9 or 12 months for loans bearing interest at the Eurodollar rate. With respect to loans bearing interest at the Eurodollar rate, interest is payable at the end of each interest period and, in any event, at least every 3 months. With respect to loans bearing interest based on the base rate, interest is payable quarterly on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year and actual days elapsed.

Our credit agreement provides for payment by our company in respect of outstanding letters of credit of:

•	an annual fee equal to the applicable margin from time to time in effect for revolving loans bearing interest at the Eurodollar rate on the aggregate outstanding stated amounts of such letters of credit;

•	a fronting fee equal to 1/4 of 1.0% per annum on the aggregate outstanding stated amounts of such letters of credit; and

•	customary administrative charges.

We pay a commitment fee, on a quarterly basis, equal to  1/2 of 1.0% on the undrawn portion of the available commitment under the revolving credit facility, we also pay a commitment fee, on a quarterly basis, equal to  3/4 of 1.0% on the unused term loan commitment.

The loans, letters of credit and other obligations under our credit agreement are guaranteed by all of our existing and future direct and indirect wholly-owned domestic subsidiaries. Our obligations and the obligations of such subsidiaries are secured by a first priority perfected lien on substantially all of our properties and assets and substantially all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions. The security includes a pledge of all capital stock and notes owned by us and such subsidiaries, provided that, generally no more than 66 2/3% of the stock of our foreign subsidiaries is required to be pledged.

Our credit agreement and related documentation contains customary representations and warranties by our company and its subsidiaries. In addition, our credit agreement contains customary covenants restricting our ability and the ability of certain of our subsidiaries to, among other things:

•	declare dividends;

•	incur liens;

•	make investments;

•	incur additional indebtedness;

•	amend our organizational, corporate and other specified documents;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales;

•	engage in transactions with affiliates and formation of subsidiaries; and

•	issue redeemable common stock and preferred stock.

In addition, we are required to comply with customary affirmative covenants and maintain financial ratios relating to interest coverage and total debt to EBITDA.

Events of default under our credit agreement include:

•	our failure to pay principal or interest when due or pay a reimbursement obligation on a letter of credit;

•	a material breach of any representation or warranty;

•	covenant defaults;

•	events of bankruptcy;

•	a change of control of our company; and

•	other customary events of default.

Senior Subordinated Notes

On May 28, 1999, we issued $150.0 million aggregate principal amount of 11 3/4% Senior Subordinated Notes due 2007. On December 9, 1999, we exchanged those notes for $150.0 million aggregate principal amount of notes that had been registered under the Securities Act. On July 10, 2003 we redeemed the entire $150 million outstanding principal amount of our senior subordinated notes due in 2007 at a redemption price equal to 105.875% of the outstanding principal amount, for a total redemption price of $158,812,500.00, plus interest of 11.75% on such notes up to the redemption date.

DESCRIPTION OF CAPITAL STOCK

Under our charter, our capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of June 6, 2003, there were outstanding 36,979,783 shares of common stock held by approximately 60 stockholders of record and no shares of preferred stock were outstanding. In addition, there were outstanding options to purchase an aggregate of 2,297,392 shares of common stock and 1,306,647 shares of common stock reserved for future grant under our stock option plans at June 6, 2003.

The following description of our capital stock, provisions of our charter and our bylaws and specific provisions of Tennessee laws are summaries thereof and are qualified in their entirety by reference to the Tennessee Business Corporation Act (“TBCA”), and our charter and bylaws. Copies of our charter and bylaws have been filed with the SEC.

Common Stock

The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from funds legally available therefor, subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by stockholders. Our charter does not provide for cumulative voting in connection with the election of directors, and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are outstanding. Under our charter, our board of directors, without further action by our stockholders, is authorized to issue 50,000,000 shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and preferences on liquidation or dissolution of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Other Charter and Bylaw Provisions

Some provisions of our charter and bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what the board of directors believes to be in our best interests and the best interests of our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Pacer International. The provisions are also intended to discourage some tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if the event would be favorable to the interests of our stockholders.

Classified Board of Directors

Our charter provides for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors who may be elected by holders of any preferred stock we may issue in the future. As a result, approximately one-third of our board of directors will be elected each year. The classified board provision will promote the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third-party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

Stockholder Action Only by Unanimous Written Consent; Special Meetings

Stockholder action can only be taken at an annual or special meeting of stockholders or by written consent under Tennessee law if the stockholders unanimously agree to take action by written consent in lieu of a meeting. Our charter and bylaws provide that special meetings of stockholders may be called only by our board of directors, our Chairman or Chief Executive Officer or two or more members of our board of directors. Our stockholders are not permitted to call a special meeting of stockholders or to require that our board of directors call a special meeting. Our bylaws provide that only those matters included in the notice of special meeting may be considered or acted upon at the special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominees

Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or by a stockholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected will be eligible for election as our directors. The stockholder notice procedure also provides that at an annual meeting only business properly brought before the meeting by, or at the direction of, our board of directors or by a stockholder who has given timely written notice to our Secretary of that stockholder’s intention to bring the business before the meeting, shall be conducted and acted upon. Under the stockholder notice procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder’s written notice must be delivered to or mailed and received not less than 90 days nor more than 120 days prior to the first anniversary of the date our notice of annual meeting was provided with respect to the previous year’s annual meeting. If no annual meeting was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days later then the anniversary date of the previous years annual meeting of stockholders, then notice by the stockholder must be received by us not more than 90 days before nor later than the later of 60 days prior to the annual meeting or the tenth day following the date on which public announcement of the annual meeting is first made. In addition, under the stockholder notice procedure, a stockholder’s notice proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting in accordance with the stockholder notice procedure, the business will not be discussed or transacted.

Number of Directors; Removal; Filling Vacancies

Our charter and bylaws provide that our board of directors shall consist of not less than 3 nor more than 18 directors, other than directors elected by holders of our preferred stock, the exact number to be fixed from time to time by resolution adopted by our directors. Further, subject to the rights of the holders of any series of our preferred stock, if any, our charter and bylaws authorize our board of directors to elect additional directors under specified circumstances and fill any vacancies that occur in our board of directors by reason of death, resignation, removal or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next annual meeting of stockholders and until his successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our charter and bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of seventy-five percent (75%) of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class unless a vote of a special group is otherwise required by law. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by a director’s removal with its own nominees.

Business Combinations with Interested Stockholders

Our charter provides that a “related person” cannot engage in a “business combination” with us unless the combination:

•	takes place at least five years after the related person became a related person; and

•	either is approved by at least 75% of the outstanding voting stock not beneficially owned by the related person or its affiliates or associates at a properly called stockholders’ meeting or satisfies specified fairness conditions including, among others, the requirement that the per share consideration received in any such business combination by each of our stockholders is not less than the highest of

—	the highest per share price paid by the related person during the preceding five year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash during such period, up to the amount of such interest,

—	the highest preferential amount, if any, such class or series is entitled to receive on liquidation, plus the aggregate amount of preferred dividends declared or due or

—	the market value of the shares on either the date the business combination is announced or the date when the related person reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

These provisions apply unless the business combination or the transaction that resulted in a stockholder becoming a related person is approved by our board of directors before that entity becomes a related person, the related person became a related person prior to the date of our initial public offering or our board determines that the related person inadvertently became a related person and the related person as soon as practicable divests itself of a sufficient number of shares so that it is no longer a related person.

Our charter defines “business combination,” generally to mean any:

•	merger or consolidation;

•	share exchange;

•	sale, lease, exchange, pledge, mortgage or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of

—  the market value of consolidated assets,

—  the market value of the corporation’s outstanding shares or

—  the corporation’s consolidated net income;

•	issuance or transfer of shares from the corporation to the related person;

•	plan of liquidation;

•	transaction in which the related person’s proportionate share of the outstanding shares of any class of securities is increased; or

•	financing arrangements pursuant to which the related person, directly or indirectly, receives a benefit except proportionately as a stockholder.

Our charter defines “related person” generally to mean any person, other than Apollo Management, Coyote I, Coyote II and their affiliates, who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation’s stock at any time within the five-year period preceding the date in question.

The effect of the above may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for your shares. They may also promote the continuity of our management by making it more difficult for stockholders to remove or change the incumbent members of the board of directors.

The foregoing provisions of our charter are substantially similar to the provisions of the Tennessee Business Combination Act. We have included these provisions in our charter because we are not currently subject to the Combination Act. In order for a corporation to be governed by the provisions of the Combination Act, the corporation must satisfy two of six specified tests and we do not currently satisfy two of the six tests. If in the future we satisfy any two of the six tests, we would also become subject to the provisions of the Combination Act as well as the provisions of our charter.

Amendment of Charter

The provisions of our charter that would have anti-takeover effects as described above are subject to amendment, alteration or repeal at a meeting of the stockholders by the affirmative vote of the holders of not less than seventy-five (75%) of the outstanding shares of voting securities. This requirement makes it more difficult for stockholders to make changes to the provisions in our charter which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions of our charter.

Amendment of Bylaws

Our charter provides that our bylaws are subject to adoption, amendment, alteration or repeal either by our board of directors without the assent or vote of our stockholders, or by the affirmative vote of the holders of not less than seventy-five (75%) of the outstanding shares of voting securities. This provision makes it more difficult for stockholders to make changes in our bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending our bylaws.

Tennessee Greenmail Act

The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of that class.

Tennessee Control Share Acquisition Act

The Tennessee Control Share Acquisition Act strips a purchaser’s shares of voting rights any time an acquisition of shares in a Tennessee corporation which has elected to be covered by the Tennessee Control Share Acquisition Act brings the purchaser’s voting power to one-fifth, one-third or a majority of all voting power. The purchaser’s voting rights can be restored only by a majority vote of the other stockholders. The purchaser may demand a meeting of stockholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser’s shares if the shares are not granted voting rights.

Limitation on Liability and Indemnification of Officers and Directors

Our charter provides that, to the fullest extent permitted by the TBCA, a director will not be liable to us or our stockholders for monetary damages resulting from a breach of his or her fiduciary duty as a director. Under the TBCA, directors have a fiduciary duty which is not eliminated by this provision in our charter. In some circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the TBCA for breach of the director’s duty of loyalty, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law and for payment of dividends that are prohibited by the TBCA. This charter provision does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

The TBCA provides that a corporation may indemnify any director or officer made a party to a proceeding because the individual is or was a director or officer against liability incurred in connection with a proceeding if the director or officer acted in good faith, and reasonably believed, in the case of conduct in his or her official capacity with the corporation, that the conduct was in the corporation’s best interest, and in all other cases that the conduct was at least not opposed to the corporation’s best interest. In connection with any criminal proceeding, a corporation may indemnify any director or officer who satisfies the conditions above and had no reasonable cause to believe that his or her conduct was unlawful.

In actions brought by or in the right of the corporation, however, the TBCA does not allow indemnification if the director or officer was adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer in which the director or officer was adjudged liable because a personal benefit was improperly received.

Notwithstanding the foregoing, the TBCA provides that a court may order a corporation to indemnify a director or officer for reasonable expense if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met or the individual was adjudged liable for improperly receiving a personal benefit.

In cases when the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in connection with the proceeding, unless the corporation limits this obligation in its charter.

Our bylaws provide that we shall indemnify and advance expenses to our directors and officers to the fullest extent permitted by the TBCA. We also maintain insurance to protect any director or officer against any liability and will enter into indemnification agreements to indemnify our directors in addition to the indemnification provided in our charter and bylaws.

Other Agreements

Shareholders’ Agreements

APL Shareholders’ Agreement.    We are a party to a shareholders’ agreement with Coyote I and Coyote II, both of which are affiliates of and controlled by Apollo Management, and APL Limited (the “APL Shareholders Agreement”) which governs aspects of the relationship between ourselves and our currently existing shareholders. The APL Shareholders’ Agreement contains, among other matters:

•	a provision restricting the rights of APL Limited to transfer its shares of our common stock, subject to permitted or required transfers and a right of first refusal in favor of us and the Coyote entities. Such transfer restrictions include the right of our board of directors to prohibit the proposed transfer if they determine that the proposed transferee is engaged in any competitive business or such transfer would be materially detrimental to our interests;

•	incidental registration rights in the event we effect a registration of our common stock other than in connection with an initial public offering;

•	participation rights, triggered by the sale of more than 25% of our common stock held by the Coyote entities, that permit APL Limited to participate in the sale on a pro rata basis; provided that the participation rights are not triggered by a public offering; and

•	bring along rights, triggered in the event that the Coyote entities shall transfer to any person other than us an amount greater than 25% of the number of shares of our common stock outstanding at the time of the proposed transfer, that permit the Coyote entities to require APL Limited to transfer an equivalent portion of our common stock held by it.

The APL Shareholders’ Agreement will terminate upon completion of this offering, subject to limited exceptions specified in the agreement regarding indemnification, contribution, confidentiality and miscellaneous provisions.

Management Shareholders’ Agreement.    We are party to a shareholders’ agreement (the “Management Shareholders’ Agreement”) with Coyote I, Coyote II and Donald C. Orris, Gerry Angeli, Robert L. Cross, Gary I. Goldfein, Allen E. Steiner, John W. Hein and Richard P. Hyland, all of whom were members of Pacer Logistics management at the time of our recapitalization, and each of the former shareholders of Rail Van and Kelco Logistics, Inc. (formerly Conex Freight Systems, Inc.) (the “Management Shareholders”). The Management Shareholders who are Selling Stockholders are selling their common stock by means of this prospectus pursuant to the rights conferred on them under the Management Shareholders’ Agreement. The terms of the Management Shareholders’ Agreement are substantially similar to those of the APL Shareholders’ Agreement set forth above and contain, among other matters,

•	the grant of an irrevocable voting proxy by each of the Management Shareholders to the other Management Shareholders upon the happening of certain events such as death or change in marital status;

•	the appointment of Donald C. Orris as our chief executive officer;

•	incidental registration rights in the event we effect a registration of our common stock other than in connection with an initial public offering;

•	a provision restricting our right to engage in specified material transactions with Apollo Management, or any affiliates of Apollo unless such transactions are on an “arms-length basis” and receive the consent of our chief executive officer; and

•	a non-compete covenant restricting the Management Shareholders from participating directly or indirectly in any business which may deemed competitive with ours.

The Management Shareholders’ Agreement will terminate upon the completion of this offering, subject to limited exceptions specified in the agreement regarding indemnification, contribution, confidentiality, noncompetition and miscellaneous provisions.

Investors Shareholders’ Agreement.    We are party to a shareholders’ agreement (the “Investors Shareholders’ Agreement”) with Pacer International Equity Investors, LLC, an affiliate of Credit Suisse First Boston LLC (one of the representatives of the underwriters), and MidOcean Capital Investors L.P., (collectively, the “Investors”), and Coyote I and Coyote II. The Investors are selling their common stock by means of this prospectus pursuant to the rights conferred on them under the Investors Shareholders’ Agreement. The terms of the Investors Shareholders’ Agreement are substantially similar to those of the APL Shareholders’ Agreement set forth above and contain, among other matters,

•	participation rights, triggered by the sale of more than $16 million of our common stock owned by the Coyote entities, that permit the Investors to participate in the sale on a pro rata basis;

•	bring along rights, triggered in the event that the Coyote entities transfer any of their shares of our common stock to a third-party, that permit the Coyote entities to require the Investors to transfer an equivalent portion of their common stock;

•	incidental registration rights in the event we effect a registration of our common stock other than in connection with an initial public offering;

•	a grant of a voting proxy with respect to the Investors’ shares to Joshua J. Harris and any additional successor proxyholder as may be appointed by the Coyote entities, coupled with the exclusive right to take all actions in such proxyholder’s sole and absolute discretion. The voting proxy will remain in effect with respect to 35,266 shares (less than 1% of our outstanding common stock) upon completion of this offering, and will terminate if the underwriters’ over-allotment option is exercised in full. The voting proxy shall otherwise terminate upon the earlier of:

—	May 28, 2009; and

—	at such time that Coyote shall own less than 10% of our outstanding common stock on a fully diluted basis; and

•	an automatic termination provision providing for the termination of the Investors Shareholders’ Agreement at such time that Coyote shall own less than 10% of our outstanding common stock on a fully diluted basis.

Coyote Registration Rights Agreement

In addition to the shareholders’ agreements, we entered into a separate registration rights agreement with Coyote I and Coyote II pursuant to which such affiliates obtained demand and incidental registration rights. As a result, at Apollo’s written request, we are obliged to prepare and file a registration statement covering the shares so requested to be registered by the Coyote entities and their affiliates. All of the 8,892,075 (or 8,567,075 if the underwriters’ over-allotment option is exercised in full) shares of common stock owned by the Coyote entities and their affiliates after this offering have registration rights under this agreement. The shares of common stock owned by the Coyote entities and certain of their affiliates being sold under this registration statement were registered by us pursuant to such registration rights agreement. In addition, should we propose to register any of our own common stock for sale to the public, the Coyote entities have the opportunity to include their common stock in the same or concurrent registration statement filed by us. We will bear all expenses, with the exception of selling expenses, incurred in the registration process.

Nasdaq Trading

Our common stock is listed on the Nasdaq National Market under the symbol “PACR.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is LaSalle Bank National Association.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 36,979,783 shares of common stock will be outstanding, excluding 2,297,392 shares reserved at June 6, 2003 for issuance upon exercise of options that have been granted under our stock option plans, 860,460 of which were exercisable at such date. Of these outstanding shares, 6,991,398 (7,690,539 if the underwriters’ over-allotment option is exercised in full) shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. In addition, 10,502,888 shares of the common stock outstanding upon completion of the offering will be “restricted securities” or affiliate securities as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of the common stock (approximately 369,797 shares immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date of such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

On the date of this prospectus, approximately 10,463,122 outstanding restricted securities are eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules and 39,766 of the restricted securities are saleable without regard to these restrictions under Rule 144(k).

Our executive officers, directors and Selling Stockholders named in this prospectus, together with other stockholders and optionholders that collectively hold after this offering 10,502,888 shares of common stock and substantially all of the shares of common stock issuable upon exercise of options have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus.

As of June 6, 2003, there were outstanding options to purchase a total of 2,297,392 shares of common stock, 860,460 of which were vested. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

We have granted the Coyote entities demand and incidental registration rights with respect to the 8,892,075 (or 8,567,075 if the underwriters’ over-allotment option is exercised in full) shares of common stock owned by them. The shares of common stock owned by the Coyote entities and certain of their affiliates being sold under this registration statement were registered by us, pursuant to such registration rights. In addition, upon completion of this offering stockholders holding approximately 35,266 outstanding shares of our common stock will have incidental registration rights in the event we effect a registration of our common stock under the Securities Act. If the underwriters exercise the over-allotment option in full, such 35,266 shares will be sold in this offering and the registration rights will terminate. See “Description of Capital Stock—Other Agreements—Shareholders’ Agreements” and “—Coyote Registration Rights Agreement.”

No prediction can be made as to the effect, if any, that market sales of our common shares, or the availability of such shares for sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the preception that such sales could occur, could adversely affect prevailing market prices for our common stock.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

TO HOLDERS OF OUR COMMON STOCK

General

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock that may be relevant to you if you acquire our common stock pursuant to this offering. This discussion is limited to investors who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (the “Code”).

As used herein, a “United States Holder” means a beneficial owner of common stock that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “Non-United States Holder” is a beneficial owner of common stock that is not a United States Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. If you are a partner of a partnership holding shares of common stock, we suggest you consult your own tax advisor.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular holder’s tax position, specific rules and may apply to certain holders, including banks, insurance companies, dealers and traders in securities, or special tax rules that may apply to a holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

Distributions to United States Holders

If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. For the tax years 2003 through 2008, individual United States Holders are subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains.

Distributions to Non-United States Holders

Dividends paid to a Non-United States Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-United States Holder will be subject to U.S. federal withholding tax at a 30%

rate or, if an income tax treaty applies and the information reporting requirements described below are satisfied, a lower rate specified by the treaty. Non-United States Holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

A Non-United States Holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the Internal Revenue Service.

Dividends that are effectively connected with a Non-United States Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, attributable to a Non-United States Holder U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-United States Holder furnishes to us or our paying agent the appropriate Internal Revenue Service form. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable tax treaty.

Gain on Disposition of Common Stock

A United States Holder will recognize gain or loss on the sale or exchange of our common stock to the extent of the difference between the amount realized on such sale or exchange and the holder’s adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Individual United States Holders are subject to a maximum tax rate of 15% on long-term capital gain.

A Non-United States Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with a Non-United States Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a Non-United States Holder’s U.S. permanent establishment. In such case, the Non-United States Holder will, unless an applicable tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax described above;

•	A Non-United States Holder who is an individual, holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the Non-United States Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses; and

•	A Non-United States Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to some U.S. expatriates.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides.

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock. A Non-United States Holder of common stock that fails to certify its Non-United States Holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and backup withholding on payments of dividends.

Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States;

•	a “controlled foreign corporation” as defined in the Code; or

•	a foreign partnership that at any time during its tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50% of the income or capital interests in the partnership or (ii) is engaged in the conduct of a trade or business in the United States.

Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established. Backup withholding may apply to the payment of the proceeds of a sale of our common stock by or through a non-U.S. office of a broker described above unless certification requirements are satisfied or an exemption is otherwise established. Non-United States Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund if filed with the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2003, the Selling Stockholders have agreed to sell to the underwriters named below the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	6,991,398

The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The Selling Stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 699,141 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the Selling Stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us
Underwriting Discounts and Commissions paid by the Selling Stockholders

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, the issuance of options under our existing stock plans and the issuance of common stock (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction, provided that the common stock (or such options, warrants and convertible securities) so issued is subject to the terms of a lock-up agreement having provisions that are substantially the same as the agreements described in the following paragraph.

Our executive officers, directors and the Selling Stockholders named in this prospectus as parties to shareholders’ agreements with registration rights, together with other stockholders and optionholders who are also party to a shareholders’ agreements with registration rights that collectively hold after this offering 10,502,888 shares of common stock and substantially all of the shares of common stock issuable upon exercise of options have agreed, subject to specified exceptions, that they will not offer, sell, short sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus.

We and the Selling Stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The underwriters have agreed to indemnify us, our directors, our officers who sign the registration statements of which this prospectus is a part and our controlling persons against liabilities under the Securities Act, or contribute to payments that we and our controlling persons may be required to make in that respect.

In connection with this offering, the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act.

Our common stock is listed on the Nasdaq National Market under the symbol “PACR.”

Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. were the managing underwriters of our initial public offering and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., UBS Securities LLC and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., were also underwriters of our initial public offering. From time to time, Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. and their affiliates have provided, and will continue to provide, investment banking and other services (including acting as agents and lenders under our credit agreement) to us and certain existing stockholders, for which they receive customary fees and commissions. Pacer International Equity Investors LLC, both a Selling Stockholder and an affiliate of Credit Suisse First Boston LLC, beneficially owns 129,308 shares of our common stock, 117,553 of which (129,308 if the underwriters’ over-allotment is exercised in full) are included in the shares being offered and sold by the Selling Stockholders.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the Selling Stockholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the Selling Stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholders will have no liability. In the case of an action for damages, we and the Selling Stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters relating to this offering will be passed upon for us and certain of the Selling Stockholders by O’Melveny & Myers LLP, New York, New York, and for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Pacer International, Inc. as of December 27, 2002 and December 28, 2001 and for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act to register with the SEC the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, proxy statements and other information relating to our business, financial statements and other matters with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

We distribute to all holders of the shares of common stock annual reports containing audited consolidated financial statements together with a report by our independent certified public accountants.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that:

•	we can disclose important information to you by referring to other documents that contain that information;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information.

We incorporate by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 27, 2002;

•	our Current Report on Form 8-K dated February 5, 2003;

•	our Quarterly Report on Form 10-Q for the quarterly period ended April 4, 2003;

•	our Current Report on Form 8-K dated May 6, 2003;

•	our Current Report on Form 8-K dated June 13, 2003; and

•	the description of our common shares contained in our Registration Statement on Form 8-A.

All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents. If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus or a subsequent incorporated document, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Pacer International, Inc., 2300 Clayton Road, Suite 1200, Concord CA 94520, Attention: Lawrence C. Yarberry, Telephone (877) 917-2237.

PACER INTERNATIONAL INC. AND SUBSIDIARY COMPANIES

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	April 4, 2003	December 27, 2002
	(In millions)
ASSETS
Current assets
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowances of $5.7 million and $5.7 million, respectively	192.5	207.9
Accounts receivable from APL Limited	9.0	7.7
Prepaid expenses and other	6.5	5.3
Deferred income taxes	4.1	—

Total current assets	212.1	220.9

Property and equipment
Property and equipment at cost	95.2	94.1
Accumulated depreciation	(39.1)	(37.0)

Property and equipment, net	56.1	57.1

Other assets
Goodwill, net	288.3	288.3
Deferred income taxes	33.8	44.7
Other assets	11.3	7.4

Total other assets	333.4	340.4

Total assets	$601.6	$618.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt and capital leases	$1.0	$6.2
Deferred income taxes	—	2.0
Accounts payable and other accrued liabilities	164.3	176.2

Total current liabilities	165.3	184.4

Long-term liabilities
Long-term debt and capital leases	245.3	250.4
Other	2.7	2.9

Total long-term liabilities	248.0	253.3

Total liabilities	413.3	437.7

Commitments and contingencies (Notes 4 and 8) Stockholders’ equity
Preferred stock: $0.01 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock: $0.01 par value, 150,000,000 shares authorized, 36,863,648 and 36,832,048 issued and outstanding at April 4, 2003 and December 27, 2002, respectively	0.4	0.4
Additional paid-in-capital	270.2	270.0
Unearned compensation	(0.2)	(0.2)
Accumulated deficit	(82.1)	(89.5)

Total stockholders’ equity	188.3	180.7

Total liabilities and stockholders’ equity	$601.6	$618.4

The accompanying notes are an integral part of the condensed consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	April 4, 2003	April 5, 2002
Gross revenues (includes related party revenues of $31.6 million and $26.5 million, respectively)	$395.9	$382.4
Cost of purchased transportation and services	301.4	299.2

Net revenues	94.5	83.2

Operating expenses:
Direct operating expenses (includes related party expenses of $0.1 and $0.4 million, respectively)	29.5	27.8
Selling, general and administrative expenses (includes related party expenses of $4.0 million and $3.9 million, respectively)	44.1	37.1
Depreciation and amortization	2.2	2.6

Total operating expenses	75.8	67.5

Income from operations	18.7	15.7

Interest expense	6.4	9.8

Income before income taxes	12.3	5.9
Income taxes	4.9	2.2

Net income	$7.4	$3.7

Earnings per share (Note 10):

Basic:
Earnings per share	$0.20	$0.16

Weighted average shares outstanding	36,854,302	23,089,632

Diluted:
Earnings per share	$0.20	$0.13

Weighted average shares outstanding	37,551,452	28,374,252

The accompanying notes are an integral part of the condensed consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Three Months Ended April 4, 2003

(Unaudited)

	Common Stock		Additional Paid-in- Capital	Unearned Comp- ensation	Accumulated Deficit	Total Stockholders’ Equity
	No. of Shares	Amount
	(in millions, except share amounts)
Balance December 27, 2002	36,832,048	$0.4	$270.0	$(0.2)	$(89.5)	$180.7

Net Income	—	—	—	—	7.4	7.4
Other Comprehensive Income	—	—	—	—	—	—

Total Comprehensive Income	—	—	—	—	7.4	7.4
Amortization—Unearned Compensation	—	—	—	—	—	—
Exercise of Common Stock Options	31,600	—	0.2	—	—	0.2

Balance April 4, 2003	36,863,648	$0.4	$270.2	$(0.2)	$(82.1)	$188.3

The accompanying notes are an integral part of the condensed consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	April 4, 2003	April 5, 2002
	(in millions)
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$7.4	$3.7

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2.2	2.6
Deferred income taxes	4.8	2.2
Gain on sale of property and equipment	(0.1)	—
Changes in current assets and liabilities:
Trade and other receivables	14.1	17.5
Prepaid expenses and other current assets	(1.3)	(2.0)
Accounts payable and accrued liabilities	(8.1)	(18.7)
Other	(4.1)	(0.1)

Net cash provided by operating activities	14.9	5.2

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1.3)	(1.4)
Proceeds from sales of property and equipment	0.1	—

Net cash used in investing activities	(1.2)	(1.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Checks drawn in excess of cash balances	(3.6)	0.7
Proceeds from issuance of common stock	0.2	—
Debt, revolving credit facility and capital lease obligation repayment	(10.3)	(4.5)

Net cash used in financing activities	(13.7)	(3.8)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—
CASH AND CASH EQUIVALENTS—BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS—END OF PERIOD	$—	$—

The accompanying notes are an integral part of the condensed consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim financial statements as of April 4, 2003 and for the three months ended April 4, 2003 and April 5, 2002 are condensed and do not contain all information required by generally accepted accounting principles to be included in a full set of financial statements. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are necessary for fair presentation have been included. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for any full fiscal year. These unaudited interim financial statements and footnotes should be read in conjunction with the audited financial statements for the fiscal year ended December 27, 2002 included in the Company’s Form 10-K as filed with the Securities and Exchange Commission.

All references in the condensed consolidated financial statements to number of shares outstanding, price per share and per share amounts have been retroactively restated for all periods presented to reflect a 2 for 1 common stock split effective June 7, 2002.

Principles of Consolidation

The consolidated financial statements as of April 4, 2003 and for the three months ended April 4, 2003 and April 5, 2002 include the accounts of the Company and all entities which the Company controls. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are included in recognition of revenue, costs of purchased transportation and services, allowance for doubtful accounts, valuation of deferred income taxes and goodwill. Actual results could differ from those estimates.

Industry Segments

The Company operates in two reportable industry segments, providing intermodal rail stacktrain services (the “wholesale” segment) and providing other logistics services (the “retail” segment) in North America.

Accounts Receivable

Accounts receivable are carried at original invoice amount less allowance made for doubtful accounts. Estimates are used when determining this allowance based on the Company’s historical collection experience, current trends, credit policy and a percentage of the accounts receivable by aging category. At April 4, 2003 and December 27, 2002, accounts receivable included unbilled amounts of $28.0 million and $28.1 million, respectively.

Financial Instruments

The carrying amounts for cash, accounts receivables and accounts payable approximate fair value due to the short-term nature of these instruments. Management estimates that the $150.0 million principal amount of Senior Subordinated Notes have a value of $156.0 million and $154.5 million as of April 4, 2003 and December 27,

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

2002, respectively, based on quoted market prices. The carrying value of long-term debt, other than the Senior Subordinated Notes, approximates fair value due to the floating nature of the interest rates.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure.” Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. The Company grants stock options at an exercise price equal to 100% of the market price on the date of grant. Accordingly, no compensation cost has been recognized for the stock option grants. If the compensation cost had been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company’s pro forma net income and earnings per share for the first three months ended April 4, 2003 and April 5, 2002 would have been:

	Three Months Ended
	April 4, 2003	April 5, 2002
	(in millions, except per share amounts)
Net income, as reported	$7.4	$3.7
Deduct: Total stock-based employee compensation Expense determined under fair value based method for all awards, net of related tax effects	0.2	0.1

Net income, pro forma	$7.2	$3.6

Earnings per share:
Basic, as reported	$0.20	$0.16

Basic, pro forma	$0.20	$0.16

Diluted, as reported	$0.20	$0.13

Diluted, pro forma	$0.19	$0.13

The fair value of each option granted was estimated on the date of grant with the following assumptions for the three months ended April 4, 2003 and April 5, 2002, respectively: risk-free interest rate of 4.47% and 4.67%; no dividend yield for each period; and expected option lives of 7 years for options granted for each period. The weighted average fair value per share of options granted during the three months ended April 4, 2003 and April 5, 2002 was $8.51 and $3.71, respectively. For options granted in the three month period ended April 4, 2003, the Black-Scholes option pricing model was used assuming a volatility of 45% to determine the fair value of those options granted. For options granted prior to the Company’s initial public offering (“IPO”), no volatility was included in the model to determine fair value.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” in July 2001. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 was adopted by the Company on December 28, 2002 and had no significant effect on its results of operations or financial condition.

NOTE 2.    INITIAL PUBLIC OFFERING

On June 18, 2002, the Company completed an IPO of 16,100,000 shares of common stock at $15.00 per share, including 6,850,000 shares by selling stockholders. Total proceeds on the 9,250,000 shares sold by the Company were approximately $138.8 million. Net proceeds were approximately $125.9 million after deducting $12.9 million of underwriting discounts, commissions and related expenses. The Company repaid $63.5 million of outstanding term loans and $62.4 million of the revolving credit facility with the proceeds of the offering. In connection with the term loan repayment, the Company expensed to interest expense $0.8 million of deferred loan fees in June 2002.

In June 2002, prior to the consummation of the offering, the Company issued 4,469,688 shares of common stock upon the exchange of all outstanding shares of Pacer Logistics 7.5% exchangeable preferred stock at an exchange rate of 200 shares of common stock for each outstanding share of Pacer Logistics 7.5% exchangeable preferred stock.

NOTE 3.    MERGER AND SEVERANCE

During 2000 and 2001, the Company recorded charges totaling $9.3 million relating to the consolidation of retail and wholesale segment operations. The charges included amounts primarily for severance of employees and additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required. These charges were partially offset by the release, in 2001, of $1.2 million of remaining unused liability associated with planned workforce reductions that were no longer needed due to employees/agents leaving prior to being terminated. The table below details merger and severance activity (in millions).

	Severance	Facilities and Other	Total
Beginning balance December 27, 2002	$0.3	$0.6	$0.9
Payments	(0.2)	(0.1)	(0.3)

Balance at April 4, 2003	$0.1	$0.5	$0.6

The remaining severance payments are expected to be paid in 2003 and facilities and other payments will be paid by the end of 2004.

NOTE 4.    CAPITALIZED SOFTWARE

In March 2001, the Company commenced plans for the conversion from APL Limited’s computer systems to a stand-alone capability based on information technology systems currently available in the marketplace from unrelated third parties. At April 4, 2003, an aggregate of $11.5 million had been paid to such third parties for the acquisition and development of software in connection with the conversion project, which has been capitalized in property and equipment under Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, (“SOP 98-1”). This amount includes $6.9 million paid to a third party developer under a fixed-price development contract discussed below.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

During the third quarter of 2002, and in connection with this conversion, the Company engaged in the negotiation of proposed contract modifications requested by the developer that, if accepted and agreed to, would have extended the completion of the development work through the end of 2004 at an increased cost to the Company. The Company was unable to reach a mutually acceptable agreement with the developer, and the developer indicated that it would not be able to complete the contract on its current terms. During the fourth quarter of 2002, the Company instituted arbitration under the contract seeking damages for the developer’s failure to complete the contract and other claims. The developer has answered by denying liability and asserting a counter-claim against the Company for failing to continue to make progress payments following the developer’s breach of the contract. The Company has denied liability on the developer’s counter-claim and on any obligation to continue to make payments to the developer. The arbitration remains in its early stages. On April 7, 2003, the developer and its corporate affiliates completed a general assignment for the benefit of creditors under California law. Under this assignment, the developer and its corporate affiliates transferred ownership of all of their rights in tangible and intangible assets, including the developer’s claims in the arbitration proceeding commenced by the Company, to a third party assignee for purposes of liquidating such assets, winding down the developer and its corporate affiliates, and distributing the net liquidation proceeds to creditors. The assignee has not yet indicated what course of action it will take with respect to the arbitration proceeding under an extension of time to respond granted by the arbitrator. As a result, the Company is unable to assess the likely outcome of the arbitration but intends vigorously to pursue the Company’s claims, including its right to receive all software developed under the contract, and to defend itself from the developer’s counterclaims, if necessary. The Company will continue to avail itself of the services and support under its existing long-term agreement with APL Limited pending the outcome of the arbitration and the conversion project.

Management believes that it is probable that software being developed for internal use will be completed and placed in service as the Company has the ability and intention to complete this software project. However, in the event facts and circumstances change which would indicate that it is no longer probable that the computer software under development will be completed and placed in service, the Company would evaluate the previously capitalized software for impairment.

NOTE 5.    LONG-TERM DEBT

In conjunction with the Company’s recapitalization and acquisition of Pacer Logistics on May 28, 1999, the Company issued $150.0 million of 11.75% senior subordinated notes due June 1, 2007 and entered into a credit agreement that provided for a seven-year $135.0 million term loan due May 28, 2006 and a five-year $100.0 million revolving credit facility due May 28, 2004. At April 4, 2003, the Company had $90.1 million available under the $100.0 million revolving credit facility, net of $9.9 million of outstanding letters of credit. At April 4, 2003, $96.2 million was outstanding under the term loan with a current interest rate of 4.0%. During the first three months of 2003, the Company repaid $5.3 million of the term loan and all $5.0 million of the subordinated note related to the 2000 acquisition of assets from Conex Global Logistics Services, Inc. Operating cash flows funded the repayment of the debt.

The revolving and term loan credit facilities are generally guaranteed by all of the Company’s existing and future direct and indirect wholly-owned subsidiaries and are collateralized by liens on the Company’s and the Company’s subsidiaries’ properties and assets. The credit agreement contains restrictions and financial covenants such as an adjusted total leverage ratio and a consolidated interest coverage ratio. At April 4, 2003, the Company was in compliance with these covenants.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

NOTE 6.    RELATED PARTY TRANSACTIONS

The Company has signed long-term agreements with APL Limited (the Company’s former parent) for the domestic transportation on the stacktrain network of APL Limited’s international freight for an annual management fee of $6.6 million and for administrative services such as office space and associated office services and payable processing on a per transaction basis. The Company receives compensation from APL Limited for the repositioning expense that APL Limited has avoided by using APL Limited’s containers. The Company also provides services to the Automotive Division of APL Limited, including moving containers primarily in the U.S.-Mexico trade. In addition, the information technology services of APL Limited are currently being provided to the Company under a long-term agreement through the year 2019. The annual fee for these services is $10.0 million.

NOTE 7.    STOCK OPTION PLANS

The Company has two stock option plans, the 1999 Stock Option Plan and the 2002 Stock Option Plan. The table below details the Company’s stock option activity for the three-month periods ended April 4, 2003 and April 5, 2002, respectively.

	Three Months Ended
	April 4, 2003	April 5, 2002
Common Stock Options
Granted
@ $15.00 per share		280,800
@ $13.74 per share	111,000	—
Exercised
@ $5.00 per share	31,500	2,666
@ $10.00 per share	100	—
Canceled or Expired
@ $5.00 per share	—	231,334
@ $12.50 per share	6,400	30,000
@ $15.00 per share	15,000	—

All proceeds were used for general corporate purposes and all canceled or expired options were due to employee terminations.

NOTE 8.    COMMITMENTS AND CONTINGENCIES

The Company is party to various legal proceedings, claims and assessments arising in the normal course of its business activities. However, management believes none of these items will have a material adverse impact on the Company’s consolidated financial position, results of operations or liquidity.

Two subsidiaries of Pacer Logistics, Interstate Consolidation, Inc. and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District, alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies allegedly wrongfully deducted from truck drivers’ earnings. The defendants entered into a Judge Pro Tempore Submission Agreement dated as of October 9, 1998, pursuant to which the plaintiffs and defendants have waived their rights to a jury trial, stipulated to a certified class, and

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

agreed to a minimum judgment of $250,000 and a maximum judgment of $1.75 million. On August 11, 2000, the Court issued its Statement of Decision, in which Interstate Consolidation, Inc. and Intermodal Container Service, Inc. prevailed on all issues except one. The only adverse ruling was a Court finding that Interstate failed to issue certificates of insurance to the owner-operators and therefore failed to disclose that in 1998, Interstate’s retention on its liability policy was $250,000. The court has ordered that restitution of $488,978 be paid for this omission. The court entered judgment on the August 11, 2000 decision on January 23, 2002. Plaintiffs’ counsel has appealed the entire ruling and the Company is appealing the restitution issue. Based upon information presently available and in light of legal and other defenses and insurance coverage, management does not expect these legal proceedings, claims and assessments, individually or in the aggregate, to have a material adverse impact on the Company’s consolidated financial position, results of operations or liquidity.

NOTE 9.    SEGMENT INFORMATION

The Company has two reportable segments, the wholesale segment and the retail segment, which have separate management teams and offer different but related products and services. The wholesale segment provides intermodal rail service in North America by selling intermodal service to other third-party providers pursuant to agreements with railroads. The retail segment provides trucking services, intermodal marketing, truck brokerage, warehouse and distribution, international freight forwarding and supply chain management services.

International revenues generated by the Company’s retail segment for the first three months of 2003 were $23.8 million in Europe and $1.6 million in Canada. The Company’s wholesale segment generated $10.4 million in revenues for the first three months of 2003 from Mexico.

International revenues generated by the Company’s retail segment for the first three months of 2002 were $21.5 million in Europe and $1.3 million in Canada. The Company’s wholesale segment generated $12.5 million in revenues for the first three months of 2002 from Mexico.

For the three month periods ended April 4, 2003 and April 5, 2002, the Company had no customers that contributed more than 10% of the Company’s total gross revenues.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table presents reportable segment information for the three months ended April 4, 2003 and April 5, 2002 (in millions).

	Wholesale	Retail	Corp./Other	Consolidated
3 Months ended April 4, 2003
Gross revenues	$212.6	$211.1	$(27.8)	$395.9
Net revenues	59.9	34.6	—	94.5
Income from operations	16.7	4.8	(2.8)	18.7
Interest expense, net	4.7	1.7	—	6.4
Income taxes	4.8	1.2	(1.1)	4.9
Net income	7.2	1.9	(1.7)	7.4
Depreciation	1.0	1.2	—	2.2
Capital expenditures	0.1	1.2	—	1.3
Total assets	432.9	241.1	(72.4)	601.6
3 Months ended April 5, 2002
Gross revenues	$204.7	$204.9	$(27.2)	$382.4
Net revenues	52.7	30.5	—	83.2
Income from operations	11.4	4.9	(0.6)	15.7
Interest expense, net	6.2	3.6	—	9.8
Income taxes	1.9	0.5	(0.2)	2.2
Net income	3.3	0.8	(0.4)	3.7
Depreciation and amortization	1.3	1.3	—	2.6
Capital expenditures	0.9	0.5	—	1.4
Total assets	444.1	238.6	(68.5)	614.2

Data in the “Corp./Other” column includes corporate amounts (primarily compensation and overhead costs unrelated to a specific segment) and elimination of intercompany balances and subsidiary investment. Intersegment revenues were $27.8 million and $27.2 million for the three month periods ending April 4, 2003 and April 5, 2002, respectively.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

NOTE 10.    EARNINGS PER SHARE

The following table sets forth the computation of earnings per share-basic and diluted (in millions, except share and per share amounts):

	Three Months Ended
	April 4, 2003	April 5, 2002
Numerator:
Net income—basic	$7.4	$3.7

Numerator for earnings per share—diluted	$7.4	$3.7

Denominator:
Denominator for earnings per share—basic—Common shares outstanding	36,854,302	23,089,632
Effect of dilutive securities:
Stock options	697,150	814,932
Exchangeable preferred stock of subsidiary	—	4,469,688

Denominator for earnings per share—diluted	37,551,452	28,374,252

Earnings per share—basic	$0.20	$0.16

Earnings per share—diluted	$0.20	$0.13

Options to purchase 304,800 shares of common stock at $15.00 per share and 111,000 shares at $13.74 per share were outstanding during the first quarter of 2003 but were not included in the computation of diluted earnings per share for the three months ended April 4, 2003 because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 280,800 shares of common stock at $15.00 per share were outstanding during the first quarter of 2002 but were not included in the computation of diluted earnings per share for the three months ended April 5, 2002 because the options’ exercise price was greater than the average market price of the common shares.

NOTE 11.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In conjunction with the Company’s recapitalization and acquisition of Pacer Logistics on May 28, 1999, the Company issued $150.0 million of 11.75% senior subordinated notes due June 1, 2007 and entered into a credit agreement that provided for a seven-year $135.0 million term loan due May 28, 2006 and a five-year $100.0 million revolving credit facility due May 28, 2004. The notes are fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by each of the Company’s subsidiaries. The term and revolving loans and letters of credit under the credit agreement are guaranteed by all of the Company’s existing and future direct and indirect wholly-owned subsidiaries. The Company’s obligations and the obligations of such subsidiaries are collateralized by a first priority lien on substantially all of the Company’s properties and assets and all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Condensed Consolidating Statements of Operations

Three Months Ended April 4, 2003 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Gross revenues	$212.6	$211.1	$(27.8)	$395.9
Cost of purchased transportation and Services	152.7	176.5	(27.8)	301.4

Net revenues	59.9	34.6	—	94.5
Operating expenses	43.2	32.6	—	75.8

Income from operations	16.7	2.0	—	18.7
Interest expense	4.7	1.7	—	6.4
Equity in net earnings of subsidiary	0.2	—	(0.2)	—

Income before income taxes	12.2	0.3	(0.2)	12.3
Income taxes	4.8	0.1	—	4.9

Net income	$7.4	$0.2	$(0.2)	$7.4

Three Months Ended April 5, 2002 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Gross revenues	$204.7	$204.9	$(27.2)	$382.4
Cost of purchased transportation and services	152.0	174.4	(27.2)	299.2

Net revenues	52.7	30.5	—	83.2
Operating expenses	41.3	26.2	—	67.5

Income from operations	11.4	4.3	—	15.7
Interest expense	6.2	3.6	—	9.8
Equity in net earnings of subsidiary	0.4	—	(0.4)	—

Income before income taxes	5.6	0.7	(0.4)	5.9
Income taxes	1.9	0.3	—	2.2

Net income (loss)	$3.7	$0.4	$(0.4)	$3.7

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Condensed Consolidating Balance Sheets

April 4, 2003 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
ASSETS
Current assets	$71.6	$143.3	$(2.8)	$212.1
Property and equipment, net	45.1	11.0	—	56.1
Investment in subsidiaries	239.5	—	(239.5)	—
Goodwill, net	23.3	265.0	—	288.3
Deferred income taxes	42.8	—	(9.0)	33.8
Other assets	10.6	0.7	—	11.3

Total assets	$432.9	$420.0	$(251.3)	$601.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$92.5	$84.6	$(11.8)	$165.3
Long-term debt	150.0	95.3	—	245.3
Other liabilities	2.1	0.6	—	2.7
Total stockholders’ equity	188.3	239.5	(239.5)	188.3

Total liabilities and stockholders’ equity	$432.9	$420.0	$(251.3)	$601.6

December 27, 2002 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
ASSETS
Current assets	$68.2	$160.1	$(7.4)	$220.9
Property and equipment, net	46.1	11.0	—	57.1
Investment in subsidiaries	239.5	—	(239.5)	—
Goodwill, net	23.3	265.0	—	288.3
Deferred income taxes	43.4	1.3	—	44.7
Other assets	6.8	0.6	—	7.4

Total assets	$427.3	$438.0	$(246.9)	$618.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$94.3	$97.5	$(7.4)	$184.4
Long-term debt	150.0	100.4	—	250.4
Other liabilities	2.3	0.6	—	2.9
Total stockholders’ equity	180.7	239.5	(239.5)	180.7

Total liabilities and stockholders’ equity	$427.3	$438.0	$(246.9)	$618.4

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Condensed Consolidating Statements of Cash Flows

Three Months Ended April 4, 2003 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Net cash provided by (used in) operating activities	$(4.7)	$19.6	$—	$14.9
Investing activities:
Capital expenditures	(0.1)	(1.2)	—	(1.3)
Proceeds from sales of property and equipment	0.1	—	—	0.1

Net cash used in investing activities	—	(1.2)	—	(1.2)
Financing activities:
Checks drawn in excess of cash balances	4.5	(8.1)	—	(3.6)
Proceeds from issuance of common stock	0.2	—	—	0.2
Debt, revolving credit facility and capital lease obligation repayment	—	(10.3)	—	(10.3)

Net cash (used in) provided by financing activities	4.7	(18.4)	—	(13.7)
Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

Three Months Ended April 5, 2002 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Net cash (used in) provided by operating activities	$(5.1)	$10.3	$—	$5.2
Investing activities:
Capital expenditures	(0.9)	(0.5)	—	(1.4)

Net cash used in investing activities	(0.9)	(0.5)	—	(1.4)
Financing activities:
Checks drawn in excess of cash balances	10.4	(9.7)	—	0.7
Debt, revolving credit facility and capital lease obligation repayment	(4.4)	(0.1)	—	(4.5)

Net cash (used in) provided by financing activities	6.0	(9.8)	—	(3.8)
Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Pacer International, Inc.:

In our opinion, the consolidated financial statements listed in the index on page F-1 under the heading “Audited Financial Statements” present fairly, in all material respects, the financial position of Pacer International, Inc. and its subsidiaries (“the Company”) at December 27, 2002 and December 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, as of December 29, 2001.

San Francisco, California

February 28, 2003

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 27, 2002	December 28, 2001
	(in millions)
ASSETS
Current assets
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowances of $5.7 million and $7.0 million, respectively	207.9	204.6
Accounts receivable from APL Limited	7.7	6.6
Prepaid expenses and other	5.3	8.4
Deferred income taxes	—	5.6

Total current assets	220.9	225.2

Property and equipment
Property and equipment at cost	94.1	87.1
Accumulated depreciation	(37.0)	(27.8)

Property and equipment, net	57.1	59.3

Other assets
Goodwill, net	288.3	281.5
Deferred income taxes	44.7	57.5
Other assets	7.4	9.4

Total other assets	340.4	348.4

Total assets	$618.4	$632.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt and capital leases	$6.2	$2.0
Deferred income taxes	2.0	—
Accounts payable and other accrued liabilities	176.2	203.1

Total current liabilities	184.4	205.1

Long-term liabilities
Long-term debt and capital leases	250.4	395.9
Other	2.9	3.2

Total long-term liabilities	253.3	399.1

Total liabilities	437.7	604.2

Minority interest—exchangeable preferred stock of a subsidiary	—	25.7

Commitments and contingencies (Notes 10, 12 & 14)
Stockholders’ equity
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share; 150,000,000 shares authorized; 36,832,048 and 23,089,494 issued and outstanding	0.4	0.2
Additional paid-in capital	270.0	118.5
Unearned compensation	(0.2)	(0.3)
Accumulated deficit	(89.5)	(114.3)
Accumulated other comprehensive income (loss)	—	(1.1)

Total stockholders’ equity	180.7	3.0

Total liabilities and stockholders’ equity	$618.4	$632.9

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000
	(in millions, except share and per share data)
Gross revenues (includes related party revenues of $106.2 million, $106.8 million and $113.4 million, respectively)	$1,608.2	$1,670.9	$1,281.3
Cost of purchased transportation and services	1,258.4	1,339.6	1,005.6

Net revenues	349.8	331.3	275.7

Operating expenses:
Direct operating expenses (includes related party expenses of $3.4 million, $8.3 million and $8.6 million, respectively)	106.7	101.7	90.4
Selling, general and administrative expenses (includes related party expenses of $15.4 million, $15.1 million and $16.1 million, respectively)	158.9	155.9	102.6
Depreciation and amortization	10.1	18.3	11.6
Merger and severance	—	0.4	7.7
Other (Note 3)	—	4.0	—

Total operating expenses	275.7	280.3	212.3

Income from operations	74.1	51.0	63.4

Interest expense, net	32.5	39.6	34.1

Income before income taxes and minority interest	41.6	11.4	29.3

Income taxes	16.8	3.6	12.9
Minority interest	—	0.8	1.6

Net income	$24.8	$7.0	$14.8

Earnings per share (Note 17):

Basic:
Earnings per share	$0.81	$0.31	$0.68

Weighted average shares outstanding	30,575,940	22,996,462	21,941,540

Diluted:
Earnings per share	$0.74	$0.27	$0.60

Weighted average shares outstanding	33,373,752	28,287,952	27,586,726

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in- Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	No. of Shares	Amount	No. of Shares	Amount
	(in millions, except share amounts)
Balance December 31, 1999	—	$—	20,880,000	$0.2	$104.2	$—	$(136.1)	$—	$(31.7)

Net income	—	—	—	—	—	—	14.8	—	14.8
Other comprehensive income	—	—	—	—	—	—	—	0.1	0.1

Total comprehensive income	—	—	—	—	—	—	14.8	0.1	14.9
Issuance of preferred stock for exercise of options	17,499	—	—	—	0.2	—	—	—	0.2
Repurchase and retirement of preferred stock	(17,499)	—	—	—	(0.2)	—	—	—	(0.2)
Unearned compensation	—	—	—	—	0.3	(0.3)	—	—	—
Amortization—unearned compensation (Note 8)	—	—	—	—	—	—	—	—	—
Issuance of common stock for acquisitions	—	—	1,160,000	—	13.0	—	—	—	13.0
Issuance of common stock for exercise of options	—	—	682,746	—	0.9	—	—	—	0.9

Balance December 29, 2000	—	$—	22,722,746	$0.2	$118.4	$(0.3)	$(121.3)	$0.1	$(2.9)

Net income	—	—	—	—	—	—	7.0	—	7.0
Other comprehensive loss	—	—	—	—	—	—	—	(1.2)	(1.2)

Total comprehensive income	—	—	—	—	—	—	7.0	(1.2)	5.8
Issuance of preferred stock for exercise of options	27,498	—	—	—	0.2	—	—	—	0.2
Repurchase and retirement of preferred stock	(27,498)	—	—	—	(0.2)	—	—	—	(0.2)
Amortization—unearned compensation (Note 8)	—	—	—	—	—	—	—	—	—
Issuance of common stock for exercise of options	—	—	366,748	—	0.1	—	—	—	0.1

Balance December 28, 2001	—	—	23,089,494	$0.2	$118.5	$(0.3)	$(114.3)	$(1.1)	$3.0

Net income	—	—	—	—	—	—	24.8	—	24.8
Other comprehensive income	—	—	—	—	—	—	—	1.1	1.1

Total comprehensive income	—	—	—	—	—	—	24.8	1.1	25.9
Amortization—unearned compensation (Note 8)	—	—	—	—	—	0.1	—	—	0.1
Issuance of common stock (Note 2)	—	—	9,250,000	0.1	125.8	—	—	—	125.9
Exchange of Pacer Logistics exchangeable preferred stock for common stock (Note 2)	—	—	4,469,688	0.1	25.6	—	—	—	25.7
Issuance of common stock for exercise of options	—	—	22,866	—	0.1	—	—	—	0.1

Balance December 27, 2002	—	$—	36,832,048	$0.4	$270.0	$(0.2)	$(89.5)	$—	$180.7

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000
	(in millions)
Cash flows from operating activities
Net income	$24.8	$7.0	$14.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10.1	18.3	11.6
Gain on sale of property and equipment	(0.7)	(0.1)	(0.1)
Deferred taxes	20.4	5.6	11.4
Minority interest	—	0.8	1.6
Merger and severance	—	0.4	7.7
Other	—	3.5	—
Change in current assets and liabilities excluding effects of acquisitions:
Accounts receivable, net	(3.3)	11.1	(14.3)
Receivable from APL Limited	(1.1)	(0.6)	2.2
Prepaid expenses and other	3.1	1.9	(5.1)
Accounts payable and other accrued liabilities	(21.3)	(27.3)	(27.9)
Other	(3.3)	1.2	(0.7)

Net cash provided by operating activities	28.7	21.8	1.2

Cash flows from investing activities
Acquisitions, net of cash acquired	—	—	(125.6)
Capital expenditures	(8.7)	(14.6)	(5.5)
Proceeds from sales of property and equipment	0.9	0.2	0.4

Net cash used in investing activities	(7.8)	(14.4)	(130.7)

Cash flows from financing activities
Checks drawn in excess of cash balances	(5.6)	—	10.9
Proceeds of long-term debt, net of costs	—	—	122.6
Proceeds from issuance of common stock	126.0	0.1	0.9
Proceeds from issuance of preferred stock	—	0.2	0.2
Repurchase of preferred stock	—	(0.2)	(0.2)
Debt, revolving credit facility and capital lease obligation repayment	(141.3)	(7.5)	(17.1)

Net cash (used in) provided by financing activities	(20.9)	(7.4)	117.3

Net increase (decrease) in cash and cash equivalents	—	—	(12.2)

Cash and cash equivalents at beginning of year	—	—	12.2

Cash and cash equivalents at end of year	$—	$—	$—

Disclosure of non-cash financing activities:
Issuance of common stock for acquisitions	$—	$—	$13.0
Issuance of 8.0% subordinated note for acquisition	$—	$—	$5.0
Issuance of common stock in exchange for Pacer Logistics 7.5% exchangeable preferred stock	$25.7	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Pacer International, Inc. (“Pacer” or the “Company”) is a leading non-asset based North American third-party logistics provider offering a broad array of services to facilitate the movement of freight from origin to destination. The Company operates in two segments, the wholesale segment and the retail segment (see Note 11 to the consolidated financial statements for segment information). The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers under agreements with intermodal rail carriers and its fiscal year ends on the last Friday in December. The retail segment provides trucking services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services. Its fiscal year ends on the last day in December.

The Company has operated as an independent, stand-alone company since its recapitalization in May 1999. From 1984 until the recapitalization, the wholesale business was conducted by various entities owned directly or indirectly by APL Limited.

As of May 28, 1999, APL Land Transport Services, Inc. (“APLLTS”) was recapitalized through the purchase of shares of its common stock by affiliates of Apollo Management, and two other investors from APL Limited and its redemption of a portion of the shares of common stock held by APL Limited. After the recapitalization, APLLTS formed a transitory subsidiary that was merged with and into Pacer Logistics, making Pacer Logistics a wholly-owned subsidiary of APLLTS. In connection with these transactions, APLLTS was renamed Pacer International, Inc.

As part of the recapitalization, the assets and liabilities of the Company remained at their historical basis for financial reporting purposes; for income tax purposes, the transaction has been treated as a taxable transaction such that the consolidated financial statements reflect a “step-up” in tax basis resulting in the establishment of a deferred tax asset.

All references in the consolidated financial statements to number of shares outstanding, price per share and per share amounts have been retroactively restated for all periods presented to reflect a 2 for 1 common stock split effective June 7, 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all entities in which the Company controls. For the year ended December 29, 2000, this includes Pacer Logistics for the entire year, Conex assets acquired January 13, 2000, GTS Transportation Services, Inc. acquired August 31, 2000, RFI Group, Inc. acquired October 31, 2000 and Rail Van Inc. acquired December 22, 2000. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates include recognition of revenue, costs of purchased transportation and services, allowance for doubtful accounts, valuation of deferred income taxes and goodwill. Actual results could differ from those estimates.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

Accounts Receivable

Accounts receivable are carried at original invoice amount less allowance made for doubtful accounts. Estimates are used when determining this allowance based on the Company’s historical collection experience, current trends, credit policy and a percentage of the accounts receivable by aging category.

Property and Equipment

Property and equipment are recorded at cost. The Company capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services, and payroll and payroll related costs. For assets financed under capital leases, the present value of the future minimum lease payments is recorded at the date of acquisition as property and equipment, with a corresponding amount recorded as a capital lease obligation. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Rail Cars	28 Years
Containers and Chassis	5 Years
Leasehold Improvements	Term of Lease
Other (including computer hardware and software)	3 to 7 Years

When assets are sold, the applicable costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Expenditures, including those on leased assets, that extend an asset’s useful life or increase its utility are capitalized and amortized. Expenditures for maintenance and repairs are expensed as incurred.

Deferred Financing Costs

The deferred financing costs included in other assets relate to the cost incurred in the placement of the Company’s debt and are being amortized using the effective interest method over the terms of the related debt which range from 5 to 7 years. At December 27, 2002 and December 28, 2001, unamortized costs were $3.8 million and $6.1 million, respectively.

Goodwill

Goodwill represents the excess of cost over the estimated fair value of the net tangible and intangible assets acquired, and before 2002, had been amortized over 40 years on a straight-line basis after consideration of the characteristics of each acquisition. The Company evaluates the carrying value of goodwill and recoverability should events or circumstances occur that bring into question the realizable value or impairment of goodwill. Determination of impairment requires comparison of the reporting unit’s fair value with the unit’s carrying amount, including goodwill. If this suggests that goodwill is impaired then the implied fair value of the reporting unit’s goodwill is compared with the carrying amount of the reporting unit’s goodwill to determine the impairment loss to be charged to operations. The fair value of the reporting unit is determined using a market valuation method based on the Company and its public peers.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense was $0, $7.5 million and $4.7 million for 2002, 2001 and 2000, respectively. The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective December 29, 2001. SFAS 142 supercedes Accounting Principles Board Opinion No. 17 and requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized. It also requires that goodwill and other intangible assets be tested for impairment at least annually. The Company adopted SFAS 142 on December 29, 2001 and ceased to amortize goodwill on that date. The carrying amount of goodwill at December 27, 2002 and December 28, 2001 assigned to the wholesale segment was $23.3 million, and the carrying amount of goodwill at December 27, 2002 and December 28, 2001 assigned to the retail segment was $265.0 million and $258.2 million, respectively. As of December 27, 2002, the Company recorded an adjustment of $6.8 million to increase goodwill relating to its acquisition of Rail Van, Inc. (Note 4) as of December 22, 2000.

As part of the adoption of SFAS 142, the Company has completed goodwill impairment tests, and concluded that no adjustment to the balance of goodwill at the date of adoption or at December 27, 2002 was required.

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the goodwill amortization, net of related income tax is as follows:

	Fiscal Year Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000
	(in millions, except per share amounts)

Net income:
Net income as reported	$24.8	$7.0	$14.8
Add: goodwill amortization, net of tax	—	5.1	2.6

Adjusted net income	$24.8	$12.1	$17.4

Basic earnings per share:
Net income as reported	$0.81	$0.31	$0.68
Effect of goodwill amortization	—	0.23	0.12

Adjusted net income	$0.81	$0.54	$0.80

Diluted earnings per share:
Net income as reported	$0.74	$0.27	$0.60
Effect of goodwill amortization	—	0.19	0.09

Adjusted net income	$0.74	$0.46	$0.69

Revenue Recognition

The Company’s wholesale segment recognizes revenue and rail linehaul expenses on a percentage-of-completion basis and remaining expenses as incurred. Revenues from retail transportation activities including highway and rail brokerage, local cartage and specialized trucking are recorded when delivery requirements are met. Revenues from freight handling activities are recorded upon receipt at the warehouse and storage revenues are recorded as earned. Supply chain management/consulting services net revenues are recorded as earned. Revenues are reported net of volume rebates provided to customers.

Income Taxes

The Company recognizes income tax expense using the liability method of accounting for deferred income taxes. A deferred tax asset or liability is recorded based upon the tax effect of temporary differences between the

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tax bases of assets and liabilities and their carrying value for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the year.

Other Comprehensive Income

Other comprehensive income (loss) includes foreign currency translation adjustments and derivative transactions, net of related tax. Other comprehensive income (loss) consists of the following (in millions):

	Foreign Currency Translation Adjust.	Derivative Instrument Fair Value, Net of Amortization	Total Other Comprehensive Income (Loss)
Beginning Balance December 31, 1999	$—	$—	$—

Activity during 2000 (net of $0.0 million tax)	0.1	—	0.1

Balance at December 29, 2000	$0.1	$—	$0.1

Activity during 2001 (net of $0.8 million tax)	(0.1)	(1.1)	(1.2)

Balance at December 28, 2001	$—	$(1.1)	$(1.1)

Activity during 2002 (net of $0.8 million tax)	—	1.1	1.1

Balance at December 27, 2002	$—	$—	$—

The assets and liabilities of the Company’s foreign operations have been translated at rates of exchange at the balance sheet date, and related revenues and expenses have been translated at average rates of exchange in effect during the year.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure.” Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. The Company grants stock options at an exercise price equal to 100% of the market price on the date of grant. Accordingly, no compensation cost has been recognized for the stock option grants. If the compensation cost had been determined based on the fair value at the grant dates for awards consistent with the method of SFAS 123, the Company’s pro forma net income and earnings per share for 2002, 2001 and 2000 would have been:

	Fiscal Year Ended
	December 27, 2002	December 28, 2001	December 29, 2000
	(in millions, except per share amounts)
Net income, as reported	$24.8	$7.0	$14.8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	0.4	0.2	0.2

Net income, pro forma	$24.4	$6.8	$14.6

Earnings per share:
Basic, as reported	$0.81	$0.31	$0.68

Basic, pro forma	$0.80	$0.30	$0.67

Diluted, as reported	$0.74	$0.27	$0.60

Diluted, pro forma	$0.73	$0.27	$0.59

The fair value of each option granted was estimated on the date of grant with the following assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 5.4%, 5.6% and 5.9%; no dividend yield for all years; and expected option lives of 7 years for options granted for all years. The weighted average fair value per share of options granted during 2002, 2001 and 2000 was $3.68, $3.16 and $3.37, respectively. All options were granted prior to the Company’s initial public offering (“IPO”) in June 2002.

Earnings per Share

The computation of earnings per share-basic is based on net income available to common shareholders and the weighted-average number of outstanding common shares. The computation of earnings per share-diluted includes the dilutive effect, if any, of outstanding Pacer Logistics 7.5% exchangeable preferred stock calculated using the as-if converted method, and common stock options. The Pacer Logistics 7.5% exchangeable preferred stock was exchanged for common stock as part of the Company’s IPO in June 2002 (see Note 2 to the Consolidated Financial Statements for a discussion of the initial public offering).

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Instruments

The carrying amounts for cash, accounts receivables and accounts payable approximate fair value due to the short-term nature of these instruments. Management estimates that the Senior Subordinated Notes of $150.0 million are valued at $154.5 million and $120.0 million as of December 27, 2002 and December 28, 2001, respectively, based on quoted market prices. The carrying value of long-term debt, other than the Senior Subordinated Notes, approximates fair value due to the floating nature of the interest rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company sells primarily on net 30-day terms, performs credit evaluation procedures on its customers and generally does not require collateral on its accounts receivable. The Company maintains an allowance for doubtful accounts.

The Company had no customers in 2002 or 2001 and one customer in 2000 accounting for 10% or more of revenues. Union Pacific generated $146.9 million of revenues in both segments in 2000.

In addition, the Company had receivables from APL Limited (a related party) at December 27, 2002 and December 28, 2001 of $7.7 million and $6.6 million, respectively, primarily for freight transportation and the repositioning of APL Limited’s equipment.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure,” in December 2002. SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for its stock-based compensation according to the provisions of APB Opinion No. 25.

The FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” in July 2001. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 will be adopted by the Company in 2003. The Company does not expect the implementation of this standard to have a significant effect on its results of operations or financial condition.

The FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, in July 2002. SFAS 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect implementation of this standard to have a significant effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for the

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ending December 27, 2002, which expand the disclosures required by a guarantor about its obligations under a guarantee. The Company does not believe it has any qualifying guarantees at December 27, 2002. FIN 45 also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. The Company does not expect that FIN 45 will have a significant effect on its results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not believe it has any significant variable interest entities.

NOTE 2.    INITIAL PUBLIC OFFERING

On June 18, 2002, the Company completed its IPO of 16,100,000 shares of common stock at $15.00 per share, including 6,850,000 shares sold by selling stockholders. Total proceeds on the 9,250,000 shares sold by the Company were approximately $138.8 million. Net proceeds were approximately $125.9 million after deducting $12.9 million of underwriting discounts, commissions and related expenses. The Company repaid $63.5 million of outstanding term loans and $62.4 million of the revolving credit facility with the proceeds of the offering. In connection with the term loan repayment, the Company expensed to interest expense $0.8 million of deferred loan fees.

In June 2002, prior to the consummation of the IPO, the Company issued 4,469,688 shares of common stock upon the exchange of all outstanding shares of Pacer Logistics 7.5% exchangeable preferred stock at an exchange rate of 200 shares of common stock for each outstanding share of Pacer Logistics 7.5% exchangeable preferred stock.

NOTE 3.    STATEMENTS OF OPERATIONS

Other

Other operating expenses in 2001 included $1.9 million for the write-off of agent balances due to an agent bankruptcy, $1.6 million for the write-off of costs related to a postponed public offering and $0.5 million for early termination of a chassis and container maintenance agreement. For the 2002 and 2000 periods, there were no significant amounts relating to these types of matters.

Merger and Severance

In December 2000, the Company recorded a charge of $7.7 million relating to the consolidation of retail segment operations resulting from the December 22, 2000 acquisition of Rail Van. The charge included $5.0 million for the severance of 99 employees from the Chicago, Memphis, Los Angeles and Walnut Creek offices and the termination of agency agreements. An additional $2.7 million was included to cover lease costs through lease termination in 2006 for facilities no longer required primarily in Walnut Creek and Memphis.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001, the Company recorded an additional charge of $1.6 million including $0.8 million for the severance of employees in the wholesale segment, $0.5 million for additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required and $0.3 million for the write-off of retail segment assets that have been abandoned. The 2001 charge was partially offset by the release of $1.2 million of remaining unused liability associated with planned 2000 workforce reductions that were no longer needed due to employees/agents leaving prior to being terminated. The table below details merger and severance activity (in millions).

	Severance	Facilities and Other	Total
Beginning balance December 29, 2000	$5.0	$2.7	$7.7

Accruals	0.8	0.8	1.6
Payments	(2.8)	(1.8)	(4.6)
Other	(1.2)	—	(1.2)

Balance at December 28, 2001	$1.8	$1.7	$3.5

Payments	(1.5)	(1.1)	(2.6)

Balance at December 27, 2002	$0.3	$0.6	$0.9

The remaining severance payments are expected to be paid in 2003 and facilities and other payments will be paid by the end of 2004.

NOTE 4.    ACQUISITIONS

There were no acquisitions during 2002 or 2001.

The Company completed four retail segment acquisitions during 2000. The table below summarizes the initial purchase price allocation, net of cash acquired for each acquisition, followed by a description of each transaction.

2000 Acquisitions Purchase Price Allocation, net of Cash Acquired

	Conex	GTS	RFI	Rail Van	Total
	(in millions)
Accounts receivable, net	$6.2	$6.7	$11.0	$62.8	$86.7
Prepaid expenses and other	0.3	—	0.9	0.5	1.7
Property and equipment	0.6	0.1	1.1	5.9	7.7
Goodwill	32.0	21.2	17.4	75.2	145.8
Liabilities	(1.7)	(10.2)	(11.9)	(68.4)	(92.2)

Total purchase price	$37.4	$17.8	$18.5	$76.0	$149.7

On January 13, 2000, pursuant to the terms of an asset purchase agreement, the Company acquired substantially all of the assets and assumed specified liabilities of Conex Global Logistics Services, Inc., MSL Transportation Group, Inc., and Jupiter Freight, Inc. (collectively “Conex”), a multipurpose provider of transportation services including intermodal marketing, local trucking and freight consolidation and handling.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price of $37.4 million included acquisition fees of $1.3 million, a cash payment to owners of $25.1 million, the issuance to Conex shareholders of an 8.0% subordinated note in the aggregate principal amount of $5.0 million and the issuance to Conex shareholders of 600,000 shares (valued in the aggregate at $6.0 million) of the Company’s common stock. The Company borrowed $15.0 million under the revolving credit facility to fund the acquisition. The results of operations for the acquired assets are included in the Company’s consolidated financial statements beginning January 1, 2000. The acquisition resulted in $32.0 million of goodwill. In 2001, the Company reviewed and increased the gross goodwill recorded on this acquisition by $0.1 million.

On August 31, 2000, the Company acquired all of the capital stock of GTS Transportation Services, Inc. (“GTS”), a provider of transportation services including logistics and truck brokerage in North America. The purchase price of $17.8 million included acquisition fees and expenses of approximately $0.6 million, a net cash payment to owners of $15.0 million and a maximum earn-out amount of $2.2 million. The Company borrowed $10.0 million under the revolving credit facility to fund the acquisition. In connection with the acquisition, former owners of GTS that continued as employees were granted 30,000 options (issued at fair value on the date granted) to purchase the Company’s common stock. The results of operations for the acquired company are included in the Company’s consolidated financial statements beginning September 1, 2000. The acquisition resulted in $21.2 million of goodwill. During 2001, the Company reviewed and decreased the gross goodwill recorded on this acquisition by $1.1 million as a result of the finalization of certain pre-acquisition contingencies.

On October 31, 2000, the Company acquired all of the capital stock of RFI Group, Inc. (“RFI”), a provider of international freight forwarding and freight transportation services. The purchase price of $18.5 million included acquisition costs of $0.5 million, a net cash payment to owners of $16.4 million and an estimated working capital adjustment of $1.6 million. A portion of the net cash payment was used to repay $5.2 million of indebtedness. The Company borrowed $18.0 million under the revolving credit facility to fund the acquisition. In connection with the acquisition, former owners of RFI that continued as employees were granted 90,000 plan and 160,000 non-plan options (issued at fair value on the date granted) to purchase the Company’s common stock. The 160,000 non-plan options expired in 2001. The results of operations for the acquired company are included in the Company’s consolidated financial statements beginning November 1, 2000. The acquisition resulted in $17.4 million of goodwill. During 2001, the Company reviewed and increased the gross goodwill on this acquisition by $0.3 million.

On December 22, 2000, the Company acquired all of the capital stock of Rail Van Inc. (“Rail Van”), a provider of intermodal transportation, truck brokerage and other logistics services. The purchase price of $76.0 million included $4.0 million of acquisition costs, a cash payment to owners of $67.0 million, the issuance to Rail Van shareholders of 560,000 shares of the Company’s common stock valued in the aggregate at $7.0 million and a post-closing adjustment of $2.0 million refunded by the sellers to the Company based on Rail Van’s results for 2000 through December 22. The acquisition was funded by a borrowing of $40.2 million under the Company’s revolving credit facility, the issuance of $40.0 million in new term loans under the credit agreement and the issuance of common stock. Proceeds from these loans were also used to repay $8.9 million in Rail Van debt assumed during the transaction. The results of operations for the acquired company are included in the Company’s consolidated financial statements beginning December 23, 2000. A Section 338(h)(10) election was made to allow the acquisition of Rail Van to be treated as an acquisition of assets for tax purposes. The acquisition resulted in $75.2 million of goodwill. During 2002, the Company discovered that the Rail Van liability for costs of purchased transportation was actually greater than initially recorded at the date of acquisition. As a result, as previously indicated (Note 1), as of December 27, 2002, the Company adjusted the purchase price allocation for the acquisition of Rail Van to increase goodwill and accounts payable each by $6.8 million. This adjustment, which corrects the purchase accounting of Rail Van, Inc., was made in 2002 as the

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effect of the error was not considered material. The effect on the net income for the year ended December 28, 2001, taking into consideration a 40-year goodwill life, was also not considered material.

The acquisitions of Conex, GTS, RFI and Rail Van were accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, “Business Combinations”. The aggregate purchase price as shown above was allocated to the underlying assets and liabilities based upon preliminary estimates of fair values at the date of acquisition, with the remainder allocated to goodwill. For 2001 and 2000 goodwill was being amortized over 40 years. With the adoption of FAS 142, goodwill ceased to be amortized commencing December 29, 2001, but is subject to impairment testing criteria.

Pro forma results of operations, giving effect to the Company’s acquisition of Conex, GTS, RFI and Rail Van at the beginning of the period presented is as follows (in millions except per share data):

Fiscal Year Ended December 29, 2000
(unaudited)
Gross revenues	$1,897.4
Net revenues	338.1
Net income	8.8
Earnings per share:
Basic	$0.39
Diluted	$0.37

NOTE 5.    LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases are summarized as follows (in millions):

	December 27, 2002	December 28, 2001

Senior subordinated notes (11.75%; due June 1, 2007)	$150.0	$150.0
Term loan (3.95%; due May 28, 2006)	101.5	171.7
Revolving credit facility (5.25%; due May 28, 2004)	—	70.8
Subordinated note (8.0%; due January 13, 2003)	5.0	5.0
Capital lease obligations (Note 14)	0.1	0.4

Total	256.6	397.9
Less current portion	6.2	2.0

Long-term portion	$250.4	$395.9

In conjunction with the Company’s recapitalization and acquisition of Pacer Logistics on May 28, 1999, the Company issued $150.0 million aggregate principal amount of 11.75% senior subordinated notes due June 1, 2007 under the indenture dated as of May 28, 1999. Interest on the notes is payable semi-annually in cash on each June 1 and December 1, commencing on December 1, 1999. The Company may redeem the notes, in whole at any time or in part from time to time on and after June 1, 2003, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices: 2003 –105.875%; 2004 –102.938%; 2005 and thereafter –100.00%. The indenture provides that upon the occurrence of a change of control, each holder of notes will have the right to require that the Company purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued interest to the date of purchase.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notes are fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by each of the Company’s subsidiaries. The indenture contains covenants limiting the Company’s ability to incur additional indebtedness, and restricts the Company’s ability to pay dividends or make other restricted payments, consummate asset sales, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries.

On May 28, 1999, the Company also entered into a credit agreement that originally provided for a seven-year $135.0 million term loan (the “Term Loan”) which was used to finance the recapitalization and specified indebtedness of the Company and a five-year $100.0 million revolving credit facility (the “Revolving Credit Facility”). At the Company’s option, the interest rate for the Term Loan currently is: (1) 2.5% in excess of the Eurodollar rate or (2) the higher of, as determined by the administrative agent, (a) 1.5% in excess of the prime lending rate, (b) 2.0% in excess of the federal funds rate or (c) 2.0% in excess of an adjusted certificate of deposit rate. The rates are subject to adjustment based upon the Company’s leverage ratio. The Term Loan required minimum scheduled repayments of $1.3 million annually between the year 2000 and the Company’s initial public offering in June 2002 and requires minimum scheduled repayments of $1.1 million annually thereafter through 2005 with the remaining portion maturing in 2006.

At the Company’s option, the interest rate for the Revolving Credit Facility currently is: (1) 2.0% in excess of the Eurodollar rate or (2) the higher of, as determined by the administrative agent, (a) 1.0% in excess of the prime lending rate, (b) 1.5% in excess of the federal funds rate or (c) 1.5% in excess of an adjusted certificate of deposit rate. The rates are subject to adjustment based upon the Company’s leverage ratio. The interest rate for the Term Loan and the Revolving Credit Facility increases or decreases by 0.25% for each change in the Company’s leverage ratio between 1.0 and 3.25, between 3.25 and 4.0, between 4.0 and 5.0, and greater than 5.0. At December 27, 2002, the interest rate for the Term Loan was 3.95%. The rates for the Term Loan and Revolving Credit Facility are reset on a periodic basis.

On December 22, 2000, the Company entered into a third amendment to the credit agreement to provide for an additional term loan in the amount of $40.0 million which was borrowed to finance the acquisition of Rail Van. The new term loan was repaid with funds from the Company’s IPO in June 2002 (see Note 2).

The Company must pay a commitment fee equal to 0.5% per annum on the unused portion of the Revolving Credit Facility, subject to decreases based on the achievement of financial ratios and subject to increases based on the amount of unused commitments. At December 27, 2002, the Company had $91.4 million available under the Revolving Credit Facility.

The credit agreement contains customary covenants, the most restrictive of which limits the Company’s ability to declare dividends, prepay debt, make investments, incur additional indebtedness, make capital expenditures, engage in mergers, acquisitions and asset sales, and issue redeemable common stock and preferred stock, subject to exceptions. The Company is also required to comply with specified financial covenants including a consolidated interest coverage ratio and an adjusted total leverage ratio. At December 27, 2002, the Company was in compliance with these covenants.

The loans and letters of credit under the credit agreement are guaranteed by all of the existing and future direct and indirect wholly-owned subsidiaries. The Company’s obligations and the obligations of such subsidiaries are collateralized by a first priority perfected lien on substantially all of the Company’s properties and assets and all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2002, the Company repaid $0.3 million in capital lease obligations, $70.8 million of the Revolving Credit Facility and $70.2 million of the Term Loans. The repayment of the Revolving Credit Facility and Term Loans was funded by the Company’s IPO (see Note 2) and operating cash flows. During 2001, the Company repaid $0.2 million in capital lease obligations, $6.0 million of the Revolving Credit Facility, $1.3 million of the Term Loans and $36,000 of the notes payable to management.

Contractual maturities of long-term debt (including capital lease obligations) during each of the five years subsequent to 2002 and thereafter are as follows (in millions):

2003	$6.2
2004	1.1
2005	1.1
2006	98.2
2007	150.0
Thereafter	—

Total	$256.6

NOTE 6.    HEDGING ACTIVITIES

On December 30, 2000, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended by SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS 133.”). SFAS 133 established accounting and reporting standards for derivatives and hedging activities, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The adoption of SFAS 133 did not result in a cumulative effect adjustment being recorded as the Company had no derivative instruments outstanding.

The Company has an interest rate risk management policy with the objective of managing its interest costs. To meet these objectives, the Company employs hedging strategies to limit the effects of changes in interest rates on its income and cash flows. The Company does not acquire derivative instruments for any purpose other than cash flow hedging purposes. The Company does not speculate using derivative instruments. The Company believes that its interest rate risk management policy is generally effective. Nonetheless, the Company’s profitability may be adversely affected during particular periods as a result of changing interest rates. In addition, hedging transactions using derivative instruments involve risks such as counter-party credit risk and legal enforceability of hedging contracts. The counter-parties to the Company’s arrangements are major financial institutions with which the Company and its affiliates may also have other financial relationships. These counter-parties potentially expose the Company to loss in the event of nonperformance.

The Company records the fair value of interest rate swap agreements designated as hedging instruments as a derivative asset or liability. Changes in the fair value of the interest rate swap agreements are reported as unrealized gains or losses in stockholders’ equity as a component of accumulated other comprehensive income (loss). If a derivative instrument is designated as a hedge but the derivative instrument is not fully effective in hedging the designated risk, the ineffective portion of the gain or loss is reported in interest expense immediately. The cash flows associated with the hedge are classified in the same category as the item being hedged.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flow Hedging Instruments

The Company entered into two interest rate swap agreements on April 11, 2001 with a combined notional amount of $100.0 million which matured on October 11, 2002, to manage fluctuations in cash flows resulting from interest rate risk. These swap agreements effectively changed the variable-rate cash flows on the Company’s debt obligations to fixed-rate cash flows. Under the terms of the interest rate swap agreements, the Company received variable interest rate payments based on LIBOR and made fixed interest rate payments at 4.43%. Additionally, interest expense for 2002 and 2001 included no net gains or losses representing cash flow hedge ineffectiveness, since the critical terms of the Company’s swap agreements and debt obligations are matched. The Company recognized additional interest expense in 2002 and 2001 resulting from amortization of amounts deferred to Other Comprehensive Income (Loss).

NOTE 7.    INCOME TAXES

For federal and state income tax purposes, the recapitalization of the Company was a taxable business combination and a qualified stock purchase. The buyer and seller jointly agreed to treat the transaction as an asset acquisition in accordance with Section 338 (h)(10) of the Internal Revenue Code and such election has been made. An allocation of the purchase price to the tax basis of assets and liabilities based on their respective fair value at May 28, 1999 was finalized for income tax purposes during 1999.

The provision for income taxes is as follows (in millions):

	Fiscal Year Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000
Current:
Federal	$(4.1)	$(2.2)	$4.8
State	0.5	(0.6)	1.4
Foreign

Total current	(3.6)	(2.8)	6.2
Deferred:
Federal	17.4	4.5	5.2
State	3.0	1.9	1.5

Total deferred	20.4	6.4	6.7

Total provision	$16.8	$3.6	$12.9

The reconciliation of the net effective income tax rate to the U.S. federal statutory income tax rate is as follows:

	Fiscal Year Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increases (decreases) in rate resulting from:
State tax, net of federal benefit	4.5%	6.9%	6.0%
Revisions to prior years’ estimated liability including tax audit adjustments	—	(21.3)%	—
Non-deductible book goodwill	—	9.0%	2.7%
Other permanent book/tax differences	0.9%	2.0%	0.3%

Net effective tax rate	40.4%	31.6%	44.0%

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For 2001, the revisions to prior years’ estimated liability including tax audit adjustments include tax planning revisions and other adjustments. The tax planning revisions relate to the implementation of a transfer pricing agreement between the Company and its Mexican subsidiary wherein the Company compensates its Mexican subsidiary for services rendered. The other adjustments relate to the closing of IRS examinations for the Company’s 1997-1999 fiscal year ends.

All federal income tax returns of Pacer International, Inc. are closed through 1998 and filed through 2001. In addition, the Company and its subsidiaries have various state income tax returns in the process of examination. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 2002.

The following table shows the tax effects of the Company’s cumulative temporary differences included in the consolidated balance sheets at December 27, 2002 and December 28, 2001 (in millions):

	December 27, 2002	December 28, 2001
Tax loss carry-forwards	$4.4	$7.6
Property and equipment	(7.8)	(6.8)
Allowance for doubtful accounts	2.0	2.8
Accrued liabilities	(1.8)	3.0
Tax basis in excess of book—recapitalization	51.1	60.3
Other	(5.2)	(3.8)

Total net deferred tax asset	$42.7	$63.1

Current deferred tax asset	$—	$5.6
Non-current deferred tax asset	44.7	57.5
Current deferred tax liability	(2.0)	—

Total net deferred tax asset	$42.7	$63.1

In connection with the recapitalization, the Company recorded a deferred tax asset of approximately $81.2 million at May 28, 1999 related to future tax deductions for the net excess of the tax basis of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to Stockholders’ Equity.

As of December 27, 2002, the Company has net operating loss carryforwards of $8.9 million for federal income tax purposes. These carryforwards will expire in 2022. In order for these net operating loss carryforwards to be utilized, the Company must continue to comply with the change in ownership provisions.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has not recognized a valuation allowance since management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize all deferred tax assets.

NOTE 8.    PENSION PLANS AND STOCK OPTION PLANS

Under the Pacer Logistics, Inc. 401(k) plan, the Company matches 50% of the first 6% of base salary contributed by the employee. Matching contributions by the Company to the plan in 2002, 2001 and 2000 were $1.3 million, $1.2 million and $0.8 million, respectively.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has two stock option plans, the 1999 Stock Option Plan and the 2002 Stock Option Plan.

The 1999 plan provided for initial grants to specified employees. The options were granted at fair value. These initial grants were generally divided into three tranches, Tranche A, Tranche B and Tranche C. Tranche A options vest in five equal installments on the date of the grant’s first five anniversary dates, provided the employee is employed by the Company on each anniversary date. Tranche B options generally vest on the date of grant’s seventh anniversary date if the employee is employed by the Company on that date. However, if on any of the grant’s first five anniversary dates certain per share target values are attained and the employee is employed by the Company on that date, then 20% of the Tranche B options will vest. Accelerated vesting of the Tranche B options is possible if a sale of the Company occurs prior to the date of grant’s fifth anniversary and the fair market value of the per share consideration to be received by the shareholder equals or exceeds an amount calculated in accordance with this plan. Tranche C options vest in substantially the same manner as Tranche B options, including acceleration upon a sale of the Company, except that the per share target values as of a given anniversary date are increased. Options granted to non-employee directors vest in four equal installments on the date of grant’s first four anniversary dates.

A vested option that has not yet been exercised will automatically terminate on the first to occur of the grant’s tenth anniversary, ninety days following the employee’s termination of employment for any reason other than death or disability, twelve months following the employee’s termination of employment due to death or disability, or as otherwise determined by the committee.

Each option that is vested as of the date of the sale of the Company remains exercisable until the sale’s closing, after which time such option is unenforceable. Non-vested Tranche A, Tranche B and Tranche C options will vest in accordance with the vesting schedules described above, however, an option that vests after the Company is sold will remain exercisable for 10 days before such portion of the option terminates and is of no further force or effect. All options granted under the 1999 plan are nontransferable except upon death, by such employee’s will or the laws of descent and distribution, or transfers to family members of the employee that are approved by the committee.

On June 18, 2002, the first day that the Company’s common stock was traded on Nasdaq, the Company adopted the 2002 Stock Option Plan. The Company initially reserved 500,000 shares of common stock for issuance under this plan, plus the 241,106 shares of common stock that remain available for future issuance under the 1999 Plan. In addition, any shares issued under the 1999 Plan that are forfeited to or repurchased by the Company or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full will be available for grant and issuance under the 2002 Plan. Shares will again be available for grant and issuance under the 2002 Plan that are subject to issuance upon exercise of an option granted under the 2002 Plan that cease to be subject to the option for any reason other than exercise of the option, or have been issued upon the exercise of an option granted under the 2002 Plan that are subsequently forfeited or repurchased by the Company at the original purchase price. In addition, on each January 1 of each year, commencing January 1, 2003, the aggregate number of shares reserved for issuance under the 2002 Plan will increase automatically by a number of shares equal to 2.0% of the outstanding shares on the last day of the preceding year, except that the board of directors may, in its absolute discretion, determine in respect of any year that the automatic increase be less than 2.0% or that no automatic increase occur in respect of that year. No more than 2,500,000 shares of the Company’s common stock may be issued under the 2002 Plan in the aggregate.

The 2002 Plan terminates ten years from the date the board of directors approved the plan, unless it is terminated earlier by the board of directors. The 2002 Plan is administered by the compensation committee. The compensation committee has the authority to construe and interpret the plan, make option grants and make all

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other determinations necessary or advisable for the administration of the plan. The 2002 Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options are available for grant only to the Company’s employees or employees of the Company’s subsidiaries. Nonqualified stock options are available for grant to employees, officers and directors of, advisors to, and independent consultants or independent contractors to, the Company or any of the Company’s subsidiaries. The exercise price of incentive stock options will be at least equal to the fair market value of the Company’s common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders will be at least equal to 110% of the fair market value of the Company’s common stock.

Options granted under the 2002 Plan may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to a right of repurchase by the Company that lapses as the shares vest. The maximum term of options granted under the 2002 Plan may not exceed ten years. Options granted under the 2002 Plan may not be transferable in any manner other than by will or by the laws of descent and distribution. Generally, they may be exercisable only by the optionee during his or her lifetime. The compensation committee is authorized to determine otherwise and provide for alternative provisions in option agreements with respect to nonqualified options. Options granted under the 2002 Plan generally are exercisable for a period of time after the termination of the optionee’s service to the Company or any of the Company’s subsidiaries. Options under the 2002 Plan generally terminate immediately upon termination of employment for cause.

As of December 27, 2002, there were no transactions under the Pacer International, Inc. 2002 Stock Option Plan. The following table summarizes the transactions of the Pacer International, Inc. 1999 Stock Option Plan originally adopted May 28, 1999 as of December 27, 2002.

	Common Stock	Weighted Avg. Exercise Price- Common	Preferred Stock	Weighted Avg. Exercise Price- Preferred
Balance at December 31, 1999	3,198,722	$3.90	44,997	$9.00

Granted	603,000	$11.20	—	—
Canceled or expired	(632,000)	$5.27	—	—
Exchanged	—	—	—	—
Exercised	(682,746)	$1.31	(17,499)	$9.00

Balance at December 29, 2000	2,486,976	$6.01	27,498	$9.00

Granted	584,000	$12.50	—	—
Canceled or expired	(274,000)	$7.65	—	—
Exchanged	—	—	—	—
Exercised	(366,748)	$0.13	(27,498)	$9.00

Balance at December 28, 2001	2,430,228	$8.27	—	—

Granted	415,800	$15.00	—	—
Canceled or expired	(549,134)	$9.29	—	—
Exchanged	—	—	—	—
Exercised	(22,866)	$5.00	—	—

Balance at December 27, 2002	2,274,028	$9.29	—	—

Options exercisable, end of year	829,894	$7.17	—	—
Options available for future grant	741,106	—	—	—

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at December 27, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Common Stock
$ 4.30	58,728	73	$4.30	58,728	$4.30
$ 5.00	924,500	76	$5.00	497,366	$5.00
$10.00	273,000	87	$10.00	85,800	$10.00
$12.50	698,000	96	$12.50	188,000	$12.50
$15.00	319,800	111	$15.00	—	$15.00

Total	2,274,028	88	$9.29	829,894	$7.17

NOTE 9.    RELATED PARTY TRANSACTIONS

The following table summarizes related party transactions recorded in the Statement of Operations.

		Fiscal Year Ended
Related Party	Type	December 27, 2002	December 28, 2001	December 29, 2000

Gross Revenues:
APL Limited	Freight transportation	$81.2	$82.8	$90.6
APL Limited	Avoided repositioning International freight	18.4	17.4	16.2
APL Limited	Management fee	6.6	6.6	6.6

Total related party revenues		$106.2	$106.8	$113.4

Operating Expenses:
Direct operating expenses:
APL Limited	Lease, maintenance and repair expense	$3.4	$8.3	$8.6

Selling, general and administrative expenses:
APL Limited	Administrative services	1.0	1.0	0.6
APL Limited	Information technology services	10.0	10.0	10.0
APL de Mexico, S.A. de C.V.	Agency services	—	0.1	2.7
Apollo Management	Management fee	0.5	0.5	0.5
A&G Investments	Facility lease	0.6	0.6	0.5
Keller, Uchida Realty
Resources LLC	Facility lease	1.8	1.8	1.8
Perimeter West	Facility lease	1.5	1.1	—

Total related party SG&A expenses		$15.4	$15.1	$16.1

Interest Expense:
Kelco Logistics, Inc.	$5.0 Million Sub Note	$0.4	$0.4	$0.2

Total related party expenses		$19.2	$23.8	$24.9

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes that the terms of the related party transactions listed above were at fair market rates.

The Company provides intermodal services to APL Limited. These services include moving containers from ports to inland points, moving containers from inland points to ports, and repositioning empty containers. These transactions were performed on a cost reimbursement basis. Thus, no revenues or expenses were recognized for financial reporting purposes. Reimbursements amounted to $0, $0 and $79.2 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. The decrease in reimbursement reflects the Company’s transfer in April 2000 of the processing of APL Limited’s international traffic receivables and payables to APL Limited, which had previously been included in the Company’s balance sheet. This resulted in a decrease in both accounts receivable and accounts payable of approximately $33.0 million. The transfer to APL Limited was facilitated by changes in computer software that were not previously available. At December 27, 2002 and December 28, 2001, the Company had no receivables from APL Limited for these transactions. The Company continues to handle APL Limited’s international traffic under contract for an annual management fee of $6.6 million in 2002, 2001 and 2000.

In connection with the May 1999 recapitalization, the Company signed long-term agreements with APL Limited for administrative services such as billing and accounts receivable and payable processing on a per transaction basis. For 2002, 2001 and 2000, $1.0 million, $1.0 million and $0.6 million was paid for these services, respectively. In addition, APL Limited is currently providing the Company information technology services under a long-term agreement for an annual fee of $10.0 million (of which $3.4 million is subject to a 3% compound annual increase after May 2003). For each of the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, $10.0 million was paid for these services, respectively.

In addition, the Company receives compensation from APL Limited for the repositioning expense that APL Limited has avoided due to using APL Limited’s containers in surplus locations. The total amount of revenue recognized for these services was $18.4 million, $17.4 million and $16.2 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. At December 27, 2002 and December 28, 2001, $2.2 million and $1.9 million was receivable from APL Limited, respectively.

The Company also provide services to the Automotive and Domestic Divisions of APL Limited. These services include moving containers primarily in the U.S. Mexico trade. The amount of revenue recognized for these services was $81.2 million, $82.8 million and $90.6 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. At December 27, 2002 and December 28, 2001, $4.2 million and $3.9 million was receivable from APL Limited for these services. In addition, $1.3 million and $0.8 million was receivable from APL Limited at December 27, 2002 and December 28, 2001, respectively for local drayage and miscellaneous charges.

The Company leases chassis from APL Limited for use in moving containers to and from ports and rail terminals. Amounts paid to APL Limited for the lease and maintenance of these chassis was $3.4 million, $8.3 million and $8.6 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. At December 27, 2002 and December 28, 2001, $0.4 million and $0.9 million, respectively was payable to APL Limited for these services.

APL de Mexico, S.A. de C.V. (“APL Mexico”), a wholly owned Mexican subsidiary of APL Limited, provides various agency services to the Company with respect to its bills of lading in Mexico. Expenses recorded from APL Mexico were $0, $0.1 million and $2.7 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. Effective in 2001, the Company began using Pacer Stacktrain S. de R.L. de C.V. (“Pacer Mexico”), a wholly owned Mexican subsidiary of the Company, to handle the services previously provided by APL Mexico.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has entered into a management agreement with Apollo Management (“Apollo”), an affiliate of the Company’s principal shareholder, for financial and strategic services as the Board of Directors may reasonably request. The annual fee that has been paid for these services for the year ended December 27, 2002, December 28, 2001 and December 29, 2000 was $0.5 million.

The Company leases a facility consisting of office, warehousing and trucking space from A&G Investments, a California general partnership of which Messrs. Goldfein and Steiner are the only partners. Mr. Goldfein is a stockholder and a former Director and Executive Vice President of the Company. Mr. Steiner is a stockholder and a former Executive Vice President of the Company. Lease payments were $0.6 million, $0.6 million and $0.5 million for the years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively.

The Company leases warehouse and dock facilities in Southern California from Keller, Uchida Realty Resources LLC that are owned by Messrs. Keller and Uchida. Mr. Keller is a stockholder and former President of the Freight Consolidation and Handling Division of the Company. Lease payments were $1.8 million for the years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively.

The Company paid scheduled semi-annual interest payments amounting to $0.4 million in 2002 and 2001 and $0.2 million in 2000 to Kelco Logistics, Inc. on the $5.0 million 8.0% subordinated note issued in January 2000 as part of the purchase price for the acquisition of Conex assets. The note was repaid in January 2003.

In April 2000, the Company repaid $0.4 million, including accrued interest, in notes payable to Messrs. Orris, Angeli and Cross. The notes were part of the purchase price for Pacer Logistics acquired on May 28, 1999.

In connection with the acquisition of Rail Van, the Company assumed a lease of a building that had been entered into by Rail Van with, Perimeter West, an entity associated with Messrs. Bruncak and Brashares and certain former shareholders of Rail Van. This lease commenced in April 2001, with an initial annual base rental payment of approximately $1.3 million. Lease payments were $1.5 million and $1.1 million for the years ended December 27, 2002 and December 28, 2001, respectively.

NOTE 10.    COMMITMENTS AND CONTINGENCIES

The Company is subject to routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. Most of the lawsuits to which the Company is a party are covered by insurance and are being defended by insurance carriers.

Two subsidiaries of Pacer Logistics, Interstate Consolidation, Inc. and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District, alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies allegedly wrongfully deducted from truck drivers’ earnings. The defendants entered into a Judge Pro Tempore Submission Agreement dated as of October 9, 1998, pursuant to which the plaintiffs and defendants have waived their rights to a jury trial, stipulated to a certified class, and agreed to a minimum judgment of $250,000 and a maximum judgment of $1.75 million. On August 11, 2000, the Court issued its Statement of Decision, in which Interstate Consolidation, Inc. and Intermodal Container Service, Inc. prevailed on all issues except one. The only adverse ruling was a Court finding that Interstate failed to issue certificates of insurance to the owner-operators and therefore failed to disclose that in 1998, Interstate’s retention on its liability policy was $250,000. The court has ordered that restitution of $488,978 be paid for this omission.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The court entered judgment on the August 11, 2000 decision on January 23, 2002. Plaintiffs’ counsel has appealed the entire ruling and the Company is appealing the restitution issue. Based upon information presently available and in light of legal and other defenses and insurance coverage, management does not expect these legal proceedings, claims and assessments, individually or in the aggregate, to have a material adverse impact on the Company’s consolidated financial position, results of operations or liquidity.

NOTE 11.    SEGMENT INFORMATION

The Company has two reportable segments, the wholesale segment and the retail segment, which have separate management teams and offer different but related products and services. The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers pursuant to agreements with railroads. The retail segment provides trucking services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services.

International revenues generated by the Company’s retail segment for 2002 were $91.7 million in Europe and $3.4 million in Canada. The Company’s wholesale segment generated $49.8 million in revenues for 2002 from Mexico. International revenues generated by the Company’s retail segment for 2001 were $108.8 million in Europe and $7.6 million in Canada. The Company’s wholesale segment generated $54.5 million in revenues for 2001 from Mexico. The Company’s wholesale segment generated $51.7 million in revenues for 2000 from Mexico and the retail segment generated $12.4 million from Canada and $18 million from Europe. The Company’s asset base is predominantly in the United States.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reportable segment information for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000 (in millions).

	Wholesale	Retail	Corp./Other	Consolidated
Fiscal year ended December 27, 2002
Gross revenues	$803.3	$913.5	$(108.6)	$1,608.2
Net revenues	214.2	135.6	—	349.8
Income from operations	55.3	25.4	(6.6)	74.1
Interest expense, net	22.2	10.3	—	32.5
Tax expense	13.4	6.1	(2.7)	16.8
Net income	19.7	9.0	(3.9)	24.8
Depreciation and amortization	4.7	5.4	—	10.1
Capital expenditures	6.0	2.7	—	8.7
Total assets	429.9	256.6	(68.1)	618.4
Fiscal year ended December 28, 2001
Gross revenues	$808.8	$952.8	$(90.7)	$1,670.9
Net revenues	187.9	143.4	—	331.3
Income from operations	37.1	19.8	(5.9)	51.0
Interest expense, net	22.1	17.5	—	39.6
Tax expense	4.8	0.7	(1.9)	3.6
Net income	10.2	1.6	(4.8)	7.0
Depreciation and amortization	5.6	12.7	—	18.3
Capital expenditures	8.1	6.5	—	14.6
Total assets	439.7	258.1	(64.9)	632.9
Fiscal year ended December 29, 2000
Gross revenues	$814.7	$503.9	$(37.3)	$1,281.3
Net revenues	183.2	92.5	—	275.7
Income from operations	49.7	18.0	(4.3)	63.4
Interest expense, net	25.3	8.8	—	34.1
Tax expense	10.7	4.1	(1.9)	12.9
Net income	13.7	5.1	(4.0)	14.8
Depreciation and amortization	5.4	6.2	—	11.6
Capital expenditures	2.0	3.5	—	5.5
Total assets	457.2	279.4	(78.2)	658.4

Data in the “Corp./Other” column includes corporate amounts (primarily compensation and overhead costs unrelated to a specific segment) and elimination of intercompany balances and subsidiary investment. The 2001 and 2000 amounts have been restated to separate corporate amounts from the Retail column and into the Corp./Other column. Intersegment revenues were $108.6 million, $90.7 million and $37.3 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. All intersegment services are provided and purchased at quoted market rates and have been included in the wholesale segment revenues above.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 27, 2002 and December 28, 2001 (in millions):

	2002	2001

Railcars	$26.8	$26.9
Containers and chassis	25.7	26.6
Leasehold improvements and other (including computer hardware and software)	30.1	26.4
Software under development	11.5	7.2

Total	94.1	87.1
Less: accumulated depreciation and amortization	(37.0)	(27.8)

Property and equipment, net	$57.1	$59.3

Depreciation and amortization of property and equipment was $10.1 million, $10.8 million and $6.9 million for the years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. The Company retired $0.9 million and $0.8 million of accumulated depreciation associated with the sale of containers and chassis in 2002 and 2001, respectively. Equipment under capital lease are included above with a cost of $1.1 million and $1.1 million and accumulated amortization of $1.0 million and $0.7 million at December 27, 2002 and December 28, 2001, respectively.

During 2002, the Company had capital expenditures of $8.7 million primarily for wholesale and retail segment computer conversion and expansion. The Company received $0.9 million from the sale of containers and other equipment and retired $1.7 million of property during the year.

During 2001, the Company had capital expenditures of $14.6 million primarily for wholesale and retail segment computer conversion and expansion. The Company received $0.2 million from the sale of containers and other equipment and retired $1.8 million of property during the year.

As part of the recapitalization of the Company and acquisition of Pacer Logistics, the Company received $39.6 million in net proceeds from the sale and leaseback of 199 railcars originally purchased in 1998. A deferred gain of $1.6 million was recorded upon sale and is being amortized over the 13 year life of the lease.

In March 2001, the Company commenced plans for the conversion from APL Limited’s computer systems to a stand-alone capability based on information technology systems currently available in the marketplace from unrelated third parties. At December 27, 2002, an aggregate of $11.5 million had been paid to such third parties for the acquisition and development of software in connection with the conversion project, which has been capitalized in property and equipment under Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, (“SOP 98-1”). This amount includes $6.9 million paid to a third party developer under a fixed-price development contract discussed below.

During the third quarter of 2002, and in connection with this conversion, the Company engaged in the negotiation of proposed contract modifications requested by the developer that, if accepted and agreed to, would have extended the completion of the development work through the end of 2004 at an increased cost to the Company. The Company has not been able to reach a mutually acceptable agreement with the developer, and the developer has indicated that it will not be able to complete the contract on its current terms. During the fourth

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

quarter of 2002, the Company instituted arbitration under the contract seeking damages for the developer’s failure to complete the contract and other claims. The developer has answered denying liability and asserting a counter-claim against the Company for failing to continue to make progress payments following the developer’s breach of the contract. The Company has denied liability on the developer’s counter-claim and on any obligation to continue to make payments to the developer. As the arbitration is in its initial stages, the Company is unable to assess its likely outcome but intend vigorously to pursue the Company’s claims and to defend itself from the developer’s counterclaims. The Company will continue to avail itself of the services and support under its existing long-term agreement with APL Limited pending the outcome of the arbitration and the conversion project.

Management believes that it is probable that software being developed for internal use will be completed and placed in service as the Company has the ability and intention to complete this software project. However, in the event facts and circumstances change which would indicate that it is no longer probable that the computer software under development will be completed and placed in service, the Company would evaluate the previously capitalized software for impairment.

NOTE 13.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 27, 2002 and December 28, 2001 were as follows (in millions):

	2002	2001
Accounts payable	$75.3	$96.8
Accrued rail liability	36.9	31.8
Accrued volume rebates payable	18.5	17.9
Accrued equipment maintenance and lease	7.0	5.7
Accrued acquisition costs	0.6	2.1
Accrued compensation and benefits	7.7	4.1
Merger and severance	0.9	3.5
Accrued interest payable	2.7	3.8
Other accrued liabilities	26.6	37.4

Total accounts payable and accrued liabilities	$176.2	$203.1

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14.    LEASES

The Company leases certain doublestack railcars, containers, chassis, data processing equipment and other property. Future minimum lease payments under noncancelable leases at December 27, 2002 for the five years subsequent to 2002 and thereafter are summarized as follows (in millions):

	Capital Leases	Operating Leases
2003	$0.1	$52.2
2004	—	48.5
2005	—	41.8
2006	—	33.6
2007	—	30.1
Thereafter	—	155.8

Total minimum payments	0.1	$362.0

Less amount representing interest (at an effective rate of 3.4%)	—

Present value of minimum lease payments	$0.1

Rental expense was $88.5 million, $85.6 million and $66.7 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively. The net book value of property under capital lease at December 27, 2002 and December 28, 2001 was approximately $0.1 million and $0.4 million, respectively.

The Company entered into operating lease agreements for 1,300 railcars during 2000 and 2001 as described below. The long-term lease obligations associated with this equipment is reflected in the lease table above. All of the railcars have been received and the Company does not anticipate ordering any additional railcars during 2003.

Lease Date	Lease Term	No. Ordered and Received
9/1/2000	Monthly	200
10/4/2000	15 Yrs	250
1/2/01	5 Yrs	250
2/14/01	15 Yrs	100
6/19/01	15 Yrs	250
9/25/01	5 Yrs	250

	Total	1,300

The two five-year term lease contracts have two additional five-year renewal options. All leases include change of control provisions, however these only apply if the new entity does not assume all of the obligations and when certain financial requirements are not met, such as, for example, the new entity maintaining a minimum net worth of $17.4 million or a Standard & Poor’s credit rating of at least B+. If these requirements were not met, the lessor would have the right to retake the railcars and/or collect damages after disposal of the equipment, if necessary, to recover costs associated with the lease of the equipment.

The Company receives income from others for the use of its doublestack railcars and containers. These income amounts are included in gross revenues. Rental income was $61.9 million, $52.5 million and $30.1 million for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15.    SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows ($ in millions):

	Fiscal Year Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000
Cash payments:

Interest	$31.3	$35.3	$32.3

Income taxes	$1.1	$1.0	$10.8

NOTE 16.    MINORITY INTEREST

Pursuant to the Company’s recapitalization and acquisition of Pacer Logistics, 24,300 of Pacer Logistics’ one million authorized shares of preferred stock were issued to certain management shareholders of Pacer Logistics as 7.5% exchangeable preferred stock on May 28, 1999. The remainder was reserved for issuance by Pacer Logistics as payment-in-kind dividends of 7.5% annually. Dividends on the preferred stock ceased to accrue as of May 28, 2001. The preferred shares were convertible into 200 shares of Pacer International common stock for each preferred share, and in conjunction with the Company’s initial public offering of common stock in June 2002, the Company issued 4,469,688 shares of common stock upon the exchange of all 22,348.44 outstanding shares of Pacer Logistics exchangeable preferred stock.

NOTE 17.    EARNINGS PER SHARE

The following table sets forth the computation of earnings per share—basic and diluted (in millions, except share and per share amounts):

	Fiscal Year Ended
	December 27, 2002	December 28, 2001	December 29, 2000
Numerator:
Net income—basic	$24.8	$7.0	$14.8
Minority interest (a)	—	0.8	1.6

Numerator for earnings per share—diluted	$24.8	$7.8	$16.4

Denominator:
Denominator for earnings per share—basic—
Common shares outstanding	30,575,940	22,996,462	21,941,540
Effect of dilutive securities:
Stock options	766,136	821,802	1,175,498
Exchangeable preferred stock of subsidiary	2,031,676	4,469,688	4,469,688

Denominator for earnings per share—diluted	33,373,752	28,287,952	27,586,726

Earnings per share—basic	$0.81	$0.31	$0.68

Earnings per share—diluted	$0.74	$0.27	$0.60

(a)	The minority interest is the dividend on the preferred stock of a subsidiary that accrued up until May 2001. For the purposes of calculating diluted earnings per share this minority interest is added to net income as the preferred stock is assumed to be converted.

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options to purchase 403,800 shares of common stock at $15.00 per share were outstanding during 2002 but were not included in the computation of diluted earnings per share for the year ended December 27, 2002 because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 838,000 shares of common stock at $12.50 per share were outstanding during 2001 but were not included in the computation of diluted earnings per share for the year ended December 28, 2001 because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 450,000 shares of common stock at $12.50 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share for the year ended December 29, 2000 because the options’ exercise price was greater than the average market price of the common shares.

NOTE 18.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As discussed in Note 5, in conjunction with the Company’s recapitalization and acquisition of Pacer Logistics on May 28, 1999, the Company issued $150.0 million of 11.75% senior subordinated notes due June 1, 2007 and entered into a credit agreement that provided for a seven-year $135.0 million term loan due May 28, 2006 and a five-year $100.0 million revolving credit facility due May 28, 2004. The notes are fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by each of the Company’s subsidiaries. The term loans and letters of credit under the credit agreement are guaranteed by all of the existing and future direct and indirect wholly-owned subsidiaries. The Company’s obligations and the obligations of such subsidiaries are collateralized by a first priority perfected lien on substantially all of the Company’s properties and assets and all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered.” This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

Condensed Consolidating Statements of Operations

December 27, 2002 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Gross revenues	$803.3	$913.5	$(108.6)	$1,608.2
Cost of purchased transportation and services	589.1	777.9	(108.6)	1,258.4

Net revenues	214.2	135.6	—	349.8
Operating expenses	158.9	116.8	—	275.7

Income (loss) from operations	55.3	18.8	—	74.1
Interest expense	22.2	10.3	—	32.5
Equity in net earnings (losses) of subsidiary	5.1	—	(5.1)	—

Income before income taxes	38.2	8.5	(5.1)	41.6
Income taxes (benefit)	13.4	3.4	—	16.8

Net income (loss)	$24.8	$5.1	$(5.1)	$24.8

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 28, 2001 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Gross revenues	$808.8	$952.8	$(90.7)	$1,670.9
Cost of purchased transportation and services	620.9	809.4	(90.7)	1,339.6

Net revenues	187.9	143.4	—	331.3
Operating expenses	152.4	127.9	—	280.3

Income (loss) from operations	35.5	15.5	—	51.0
Interest expense	22.1	17.5		39.6
Equity in net earnings (losses) of subsidiary	(1.6)	—	1.6	—

Income before income taxes and minority interest	11.8	(2.0)	1.6	11.4
Income taxes (benefit)	4.8	(1.2)	—	3.6
Minority interest	—	0.8	—	0.8

Net income (loss)	$7.0	$(1.6)	$1.6	$7.0

December 29, 2000 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Gross revenues	$814.7	$503.9	$(37.3)	$1,281.3
Cost of purchased transportation and services	631.5	411.4	(37.3)	1,005.6

Net revenues	183.2	92.5	—	275.7
Operating expenses	133.5	78.8	—	212.3

Income (loss) from operations	49.7	13.7	—	63.4
Interest expense	25.3	8.8	—	34.1
Equity in net earnings (losses) of subsidiary	2.9	—	(2.9)	—

Income before income taxes and minority interest	27.3	4.9	(2.9)	29.3
Income taxes (benefit)	12.5	0.4	—	12.9
Minority interest	—	1.6	—	1.6

Net income (loss)	$14.8	$2.9	$(2.9)	$14.8

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

December 27, 2002 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
ASSETS
Current assets	$68.2	$160.1	$(7.4)	$220.9
Property and equipment, net	46.1	11.0	—	57.1
Investment in subsidiaries	239.5	—	(239.5)	—
Goodwill, net	23.3	265.0	—	288.3
Deferred income taxes	43.4	1.3	—	44.7
Other assets	6.8	0.6	—	7.4

Total assets	$427.3	$438.0	$(246.9)	$618.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$94.3	$97.5	$(7.4)	$184.4
Long-term debt	150.0	100.4	—	250.4
Other liabilities	2.3	0.6	—	2.9
Minority interest—exchangeable preferred stock of a subsidiary	—	—	—	—
Total stockholders’ equity (deficit)	180.7	239.5	(239.5)	180.7

Total liabilities and stockholders’ equity	$427.3	$438.0	$(246.9)	$618.4

December 28, 2001 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
ASSETS
Current assets	$66.5	$162.9	$(4.2)	$225.2
Property and equipment, net	45.1	14.2	—	59.3
Investment in subsidiaries	239.5	—	(239.5)	—
Goodwill, net	23.3	258.2	—	281.5
Deferred income taxes	56.8	0.7	—	57.5
Other assets	8.5	0.9	—	9.4

Total assets	$439.7	$436.9	$(243.7)	$632.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$184.3	$25.0	$(4.2)	$205.1
Long-term debt	250.8	145.1	—	395.9
Other liabilities	1.6	1.6		3.2
Minority interest—exchangeable preferred stock of a subsidiary	—	25.7	—	25.7
Total stockholders’ equity (deficit)	3.0	239.5	(239.5)	3.0

Total liabilities and stockholders’ equity	$439.7	$436.9	$(243.7)	$632.9

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

December 27, 2002 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Net cash provided by operating activities	$21.8	$6.9	$—	$28.7
Investing activities:
Capital expenditures	(6.0)	(2.7)	—	(8.7)
Proceeds from sales of property and equipment	0.9	—	—	0.9

Net cash used in investing activities	(5.1)	(2.7)	—	(7.8)
Financing activities:
Checks drawn in excess of cash balances	(7.3)	1.7		(5.6)
Proceeds from issuance of common stock	126.0	109.8	(109.8)	126.0
Debt, revolving credit facility and capital lease obligation repayment	(135.4)	(115.7)	109.8	(141.3)

Net cash (used in) provided by financing activities	(16.7)	(4.2)	—	(20.9)
Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

December 28, 2001 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Net cash provided by operating activities	$15.1	$6.7	$—	$21.8
Investing activities:
Capital expenditures	(8.1)	(6.5)	—	(14.6)
Proceeds from sales of property and equipment	0.2	—	—	0.2

Net cash used in investing activities	(7.9)	(6.5)	—	(14.4)
Financing activities:
Proceeds from issuance of common stock	0.1	—	—	0.1
Proceeds from issuance of preferred stock	0.2	—	—	0.2
Repurchase of preferred stock	(0.2)	—	—	(0.2)
Debt, revolving credit facility and capital lease obligation repayment	(7.3)	(0.2)	—	(7.5)

Net cash (used in) provided by financing activities	(7.2)	(0.2)	—	(7.4)
Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2000 (dollars in millions)

	Parent	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Pacer
Net cash provided by operating activities	$11.0	$(9.8)	$—	$1.2

Investing activities:
Acquisitions, net of cash acquired	(125.6)	—	—	(125.6)
Capital expenditures	(2.0)	(3.5)	—	(5.5)
Proceeds from sales of property and equipment	0.3	0.1	—	0.4

Net cash used in investing activities	(127.3)	(3.4)	—	(130.7)

Financing activities:
Checks drawn in excess of cash balances	(2.4)	13.3	—	10.9
Proceeds of long-term debt, net of costs	122.6	—	—	122.6
Proceeds from issuance of common stock	0.9	—	—	0.9
Proceeds from issuance of preferred stock	0.2	—	—	0.2
Repurchase of preferred stock	(0.2)	—	—	(0.2)
Debt, revolving credit facility and capital lease obligation repayment	(17.0)	(0.1)	—	(17.1)

Net cash (used in) provided by financing activities	104.1	13.2	—	117.3
Net increase (decrease) in cash and cash equivalents	(12.2)	—	—	(12.2)
Cash and cash equivalents at beginning of year	12.2	—	—	12.2

Cash and cash equivalents at end of year	$—	$—	$—	$—

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19.     ELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected quarterly financial data for each of the quarters in 2002 and 2001 (in millions, except per share amounts)

	Quarters
	First	Second	Third	Fourth
Fiscal year ended December 27, 2002
Gross revenues	$382.4	$401.1	$391.5	$433.2
Net revenues	83.2	84.4	87.7	94.5
Income from operations	15.7	17.8	20.5	20.1
Net income	3.7	5.1	8.2	7.8
Basic earnings per share (c)	$0.16	$0.20	$0.22	$0.23
Diluted earnings per share (c)	$0.13	$0.17	$0.22	$0.21
Fiscal year ended December 28, 2001
Gross revenues	$440.3	$431.5	$398.1	$401.0
Net revenues	80.9	80.8	80.3	89.3
Income from operations (a)	11.4	14.2	11.4	14.0
Net income (loss) (a)	(0.4)	2.4	1.0	4.0
Basic earnings (loss) per share (c)	$(0.02)	$0.10	$0.05	$0.18
Diluted earnings (loss) per share (b)(c)	$(0.02)	$0.09	$0.04	$0.14

(a)	In September, 2001 the Company recorded a $0.4 million merger and severance charge as well as $4.0 million in other charges related to the restructuring and consolidation of operations.
(b)	Diluted earnings per share for the first quarter of 2001 excludes the effects of stock options and minority interest as they were determined to be anti-dilutive.
(c)	Earnings per share for 2001 and the first quarter of 2002 in the table above are different than previously reported on Form 10-Q as they have been adjusted to reflect the Company’s 2 for 1 stock split immediately prior to the June 2002 IPO.

Schedule II

Pacer International, Inc. and Subsidiaries

Valuation and Qualifying Accounts

(in millions)

Column A	Column B	Column C	Column D			Column E
Description	Balances at Beginning of Fiscal Period	Additions (Charged)/ Credited to Income	Deductions (1)	Other		Balances at End of Fiscal Period

December 27, 2002
Allowance for doubtful accounts	$(7.0)	$(1.8)	$3.1			$(5.7)

December 28, 2001
Allowance for doubtful accounts	$(9.0)	$(3.3)	$5.3			$(7.0)

December 29, 2000
Allowance for doubtful accounts	$(3.0)	$(1.8)	$1.6	$(5.8	) (2)	$(9.0)

(1)	Represents write-off of amounts.
(2)	Represents the historical allowance recorded on Conex, GTS, RFI and Rail Van books at the date of acquisition.

S-1

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15.    Indemnification of Directors and Officers.

Our charter provides that, to the fullest extent permitted by the Tennessee Business Corporation Act (“TBCA”), a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this provision does not relieve a director from personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent such liability arises from a judgment or other final adjudication establishing: (a) any breach of the director’s duty of loyalty; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (c) any unlawful distributions. Nor does this provision eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Tennessee law. Finally, this provision does not affect a director’s responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

The TBCA provides that a corporation may indemnify any director or officer against liability incurred in connection with a proceeding if the director or officer acted in good faith or reasonably believed, in the case of conduct in his or her official capacity with the corporation, that the conduct was in the corporation’s best interest. In all other civil cases, a corporation may indemnify a director or officer who reasonably believed that his or her conduct was not opposed to the best interest of the corporation. In connection with any criminal proceeding, a corporation may indemnify any director or officer who had no reasonable cause to believe that his or her conduct was unlawful.

In actions brought by or in the right of the corporation, however, the TBCA does not allow indemnification if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer if the director or officer is adjudged liable because a personal benefit was improperly received.

Notwithstanding the foregoing, the TBCA provides that a court may order a corporation to indemnify a director or officer for reasonable expense if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met or the individual was adjudged liable for improperly receiving a personal benefit.

In cases when the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding unless the corporation limits this obligation in its charter.

Our bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the TBCA. We also maintain insurance to protect any director or officer against any liability and will enter into indemnification agreements with each of our directors.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.**

4.1	Shareholders’ Agreement, dated as of May 28, 1999, among APL Limited, Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC. (Incorporated by reference to Exhibit No. 4.12 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.2	Shareholders’ Agreement, dated as of May 28, 1999, by and among Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC and The Management Stockholders. (Incorporated by reference to Exhibit No. 4.13 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

Exhibit Number	Exhibit Description

4.3	Shareholders’ Agreement, dated as of May 28, 1999, by and among Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC, BT Capital Investors, L.P. and Pacer International Equity Investors, LLC. (Incorporated by reference to Exhibit No. 4.14 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.4	Registration Rights Agreement, dated as of May 28, 1999, between Pacer International, Inc. and the Purchasers named therein. (Incorporated by reference to Exhibit No. 4.18 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.5	Registration Rights Agreement, dated as of May 28, 1999 between Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC. (Incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-1 dated January 12, 2001).

5.1	Opinion of Bass Berry & Sims PLC.**

23.1	Consent of Bass Berry & Sims PLC (included in Exhibit 5.1).**

23.2	Consent of PricewaterhouseCoopers LLP.*

24.1	Powers of Attorney (included on the signature page).**

  *Filed herewith.

**Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on July 16, 2003.

PACER INTERNATIONAL, INC.

By:	/S/ LAWRENCE C. YARBERRY
Lawrence C. Yarberry Executive Vice President and Chief Financial Officer

Each person whose signature appears below constitutes and appoints Lawrence C. Yarberry and Michael F. Killea his true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DONALD C. ORRIS* Donald C. Orris	Chairman, President and Chief Executive Officer	July 16, 2003

/S/ LAWRENCE C. YARBERRY* Lawrence C. Yarberry	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 16, 2003

/S/ JOSHUA J. HARRIS* Joshua J. Harris	Director	July 16, 2003

/S/ BRUCE H. SPECTOR* Bruce H. Spector	Director	July 16, 2003

/S/ MARC E. BECKER* Marc E. Becker	Director	July 16, 2003

/S/ MICHAEL S. GROSS* Michael S. Gross	Director	July 16, 2003

Signature	Title	Date

/S/ THOMAS L. FINKBINER* Thomas L. Finkbiner	Director	July 16, 2003

/S/ JOHN J. HANNAN* John J. Hannan	Director	July 16, 2003

/S/ ROBERT S. RENNARD* Robert S. Rennard	Director	July 16, 2003

/S/ JOHN P. TAGUE* John P. Tague	Director	July 16, 2003

*By:	/S/ LAWRENCE C. YARBERRY

Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.**

4.1	Indenture, dated as of May 28, 1999, among Pacer International, Inc. the Guarantors and Wilmington Trust Company, as Trustee (including Form of 11¾% Senior Subordinated Notes due 2007) (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.2	Form of 11¾% Senior Subordinated Notes due 2007 (filed as part of Exhibit 4.1). (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.3	First Supplemental Indenture dated as of January 13, 2000, among Pacer International, Inc., Conex Acquisition Corporation and Wilmington Trust Company. (Incorporated by reference to Exhibit No. 10.25 to the Annual Report on Form 10-K for the year ended December 31, 1999)

4.4	Second Supplemental Indenture dated as of August 31, 2000, among Pacer International, Inc., GTS Transportation and Wilmington Trust Company. (Incorporated by reference to Exhibit No. 4.4 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-53700) dated January 12, 2001).

4.5	Third Supplemental Indenture dated as of October 31, 2000, among Pacer International, Inc., RFI Group, RFI International Ltd., Ocean World Lines, and Wilmington Trust Company. (Incorporated by reference to Exhibit No. 4.5 to the Company’s Registration Statement on Form S-1 dated January 12, 2001).

4.6	Fourth Supplemental Indenture dated as of December 22, 2000, among Pacer International, Inc., Rail Van, Inc., Rail Van LLC and Wilmington Trust Company. (Incorporated by reference to Exhibit No. 4.1 to the Company’s Current Report on Form 8-K dated January 8, 2001).

4.7	Shareholders’ Agreement, dated as of May 28, 1999, among APL Limited, Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC. (Incorporated by reference to Exhibit No. 4.12 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.8	Shareholders’ Agreement, dated as of May 28, 1999, by and among Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC and The Management Stockholders. (Incorporated by reference to Exhibit No. 4.13 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.9	Shareholders’ Agreement, dated as of May 28, 1999, by and among Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC, BT Capital Investors, L.P. and Pacer International Equity Investors, LLC. (Incorporated by reference to Exhibit No. 4.14 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.10	Registration Rights Agreement, dated as of May 28, 1999, between Pacer International, Inc. and the Purchasers named therein. (Incorporated by reference to Exhibit No. 4.18 to the Company’s Registration Statement on Form S-4 dated August 12, 1999).

4.11	Registration Rights Agreement, dated as of May 28, 1999 between Pacer International, Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC. (Incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-1 dated January 12, 2001).

5.1	Opinion of Bass Berry & Sims PLC.**

Exhibit Number	Exhibit Description

23.1	Consent of Bass Berry & Sims PLC (included in Exhibit 5.1).**

23.2	Consent of PricewaterhouseCoopers LLP.*

24.1	Powers of Attorney (included on the signature page).**

  *Filed herewith.

**Previously filed.